2025

Proxy
Statement



Dear Fellow Bread Financial Stockholders

Bread Financial delivered solid performance in 2024 despite a challenging macroeconomic environment. The Company continued to make the right long-term investments to drive improved profitability and sustainable shareholder value. The foundation of the Company was strengthened through improvements in customer experience and further product and partner diversification, including new partnerships formed with iconic brands such as Hard Rock International, HP and Saks Fifth Avenue. Although uncertainty surrounding the timing and outcome of the ongoing litigation with respect to the CFPB's proposed late fee rule persisted throughout the year, the Company continued to successfully implement mitigation actions in collaboration with our brand partners. In addition, our future financial flexibility was bolstered through paying down parent company debt, growth in direct-to-consumer deposits, and greater operational efficiency.

Our People

On behalf of the entire Board of Directors, I would like to express my gratitude to our outstanding team of associates for their dedication and hard work throughout the year.

Our future growth and success is guided by the depth of talent and leadership that exists across our company. It is our associates who help drive our business growth and sustain our culture. Ralph Andretta, president and chief executive officer, and his leadership team have done an outstanding job driving responsible business growth and future value creation



"I am proud of what our team accomplished in 2024 and have confidence that we will continue to build on the progress made to drive earnings power through a robust, long-term strategy and execution excellence. Our leadership team and Board of Directors remain committed to increasing shareholder value and we are grateful for your continued support."

— Roger H. Ballou

for our shareholders. Ralph and his management team provide decisive strategic leadership and consistent execution of the Company's growth plans, capital deployment, portfolio optimization and continuing operational excellence initiatives. Bread Financial also has a deep bench of talent, and we are committed to investing in and developing the Company's next generation of leaders and ensuring their success.

Board Oversight and Governance

The successful execution of our business strategy starts with effective governance and strong independent oversight by our Board of Directors. We hold management accountable to achieve near-term and long-term targets, navigate change and drive innovation while maintaining a strong risk and control environment. At the Board level, we regularly discuss investor, partner, associate, regulator and other stakeholder feedback. We also oversee executive and Board succession planning, board refreshment, capital allocation, sustainability and responsible business practices, as well as the Company's long-term strategy and financial and operational performance.

In today's rapidly changing business environment, it is critical that we keep pace with innovations in technology as they impact the way we do business. As a tech-forward financial services company, the Board engages in regular discussions about current and emerging issues affecting the business, such as the uses of artificial intelligence and the increasing sophistication of cybersecurity attacks, along with the evolution of our responsible business programs and practices. We receive regular updates from senior management and outside experts to help ensure that our Board is kept well informed of emerging issues that could impact the business.

The Board continually assesses its composition to ensure that it has the appropriate skill sets, experience and perspectives needed to provide effective oversight to guide the Company into the future. Board refreshment has been a multi-year priority, and in the last five years, six new directors have been elected to the Board. Most recently, and subsequent to the 2024 Annual Shareholders' Meeting, Praniti Lakhwara was appointed as an independent board member further

enhancing our board's ability to provide oversight on issues relating to new and emerging technologies.

Through our thoughtful board refreshment plan, we have assembled a group of directors that collectively and individually have extensive knowledge and insights into critically important areas, including expertise in financial services, risk management, technology/cybersecurity, regulatory matters, human capital management and corporate responsibility.

Our Board of Directors and management value the views of our shareholders and engage with them throughout the year on a broad range of topics, including our strategy, financial performance, executive compensation, corporate governance, human capital management and environmental and social priorities.

Capital Allocation

Actions undertaken in 2024 strengthened our balance sheet and provided the Company with enhanced financial flexibility to support the growth of our business. We are committed to overseeing investments for the long-term with discipline and applying Bread's resources responsibly as we continue to unlock long-term value for our stakeholders.

Responsible Growth and Sustainability

Our Board of Directors is committed to building value through our continued focus on responsible growth. As we position our company for the future, we are building its foundation on principles of sustainability. It includes all the ways we build resilience into our business to drive profitable growth as we focus on responsible business practices that benefit all stakeholders. I am proud that Newsweek recognized Bread Financial with their "World's Most Trustworthy Companies" and "America's Most Responsible Companies" awards.

The Company's sustainability initiatives are built around the priorities of our stakeholders and aligned with our business strategy. The Board will continue to oversee the Company's progress towards its sustainability goals.

Conclusion

I am proud of what our team accomplished in 2024 and have confidence that we will continue to build on the progress made to drive earnings power through a robust, long-term strategy and execution excellence.

Our leadership team and Board of Directors remain committed to increasing shareholder value and we are grateful for your continued support.

Sincerely,

Roger H. Ballou

Roger H. Ballou
Chair of the Board of Directors

Notice of Annual Meeting of
Stockholders



Date & Time:
Tuesday, May 13, 2025
9:00 a.m., Central Time



Place:
Via Webcast @
www.proxydocs.com/BFH



Record Date:
March 20, 2025



How to Vote:
You are cordially invited to attend the virtual meeting, but whether or not you expect to attend, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote electronically if you attend the virtual meeting, even if you have given your proxy (other than for shares held in the Bread Financial 401(k) Plan), subject to the requirement to provide a proof of legal proxy for shares held by brokers or other nominees.

Items of Business

01 | ELECTION OF DIRECTORS

02 | ADVISORY VOTE ON EXECUTIVE COMPENSATION

03 | RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2025

04 | SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF

Admission

Important Notice Regarding Admission to the 2025 Virtual Annual Meeting of Stockholders:

The meeting will be held on Tuesday, May 13, 2025 at 9:00 a.m. Central Time. Stockholders or their legal proxy holders who wish to attend the Annual Meeting of Stockholders may register in advance at www.proxydocs.com/BFH and enter the control number on their proxy card, Notice of Internet Availability of Proxy Materials or instructions accompanying their proxy materials previously received. See additional instructions for admission and attendance under the heading "Attending the Virtual Annual Meeting" below in this proxy statement. This year's meeting will be held exclusively online; we are not holding an in-person meeting. Stockholders will be able to attend, vote and submit questions (both before, and during a portion of, the meeting) virtually.

The Notice of Internet Availability of Proxy Materials or, if requested, a printed copy of the Proxy Materials, was first mailed on or about April 2, 2025 to all stockholders of record as of March 20, 2025.

By order of the Board of Directors,

Joseph L. Motes III
Corporate Secretary

April 2, 2025
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be Held on May 13, 2025: This proxy statement and annual report on Form 10-K for the year ended December 31, 2024 are available at www.proxydocs.com/BFH or on the Securities and Exchange Commission's website at www.sec.gov.





Table of Contents

bread financial.



Proxy Summary

This summary highlights certain information about Bread Financial, including with respect to our business, corporate governance, sustainability strategy and executive compensation program. Stockholders are encouraged to read our entire Proxy Statement and 2024 Annual Report carefully before voting.

Meeting Information



Date & Time:
Tuesday, May 13, 2025
9:00 a.m., Central Time



Place:
Via Webcast @ www.
proxydocs.com/BFH



Record Date:
March 20, 2025



How to Vote:
You are cordially invited to attend the virtual meeting, but whether or not you expect to attend, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote electronically if you attend the virtual meeting, even if you have given your proxy (other than for shares held in the Bread Financial 401(k) Plan), subject to the requirement to provide a proof of legal proxy for shares held by brokers or other nominees.



Items of Business

01 | ELECTION OF DIRECTORS

The Board of Directors recommends that stockholders vote FOR the election of each of the nominees.

02 | ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors recommends that stockholders vote FOR the compensation paid to our named executive officers as disclosed in this proxy statement.

03 | RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors recommends that stockholders vote FOR the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2025.

Bread Financial

We are a tech-forward financial services company that provides simple, personalized payment, lending, and saving solutions to millions of U.S. consumers. Our payment solutions, including Bread Financial general purpose credit cards and savings products, empower our customers and their passions for a better life. Additionally, we deliver growth for some of the most recognized brands in travel & entertainment, health & beauty, jewelry and specialty apparel through our private label and co-brand credit cards and pay-over-time products providing choice and value to our shared customers.

Core Practices that Drive our Success



Ethical Decision-making



Sound Risk Management



Sustainable Business Practices



Technology & Digital Advancements



Inclusive Culture



Stakeholder Engagement



2024 Business Highlights & Awards

Despite the headwinds of challenging macroeconomic conditions and an uncertain regulatory environment, we made great progress in 2024 towards achieving our strategic objectives. Below is a snapshot of certain of our business highlights and recognitions from 2024. These figures are as of December 31, 2024. A more detailed discussion of our 2024 strategic objectives and achievements can be found below under "Compensation Discussion and Analysis—Company Highlights and 2024 Focus Areas" beginning on page 52.

85% OF LOANS SECURED THROUGH AT LEAST:

2026

9 OF 10 LARGEST PROGRAMS SECURED THROUGH AT LEAST:

2028

LOWERED DOUBLE LEVERAGE RATIO TO 105%, ACHIEVING TARGET OF:

<115%

INCREASED COMMON EQUITY TIER 1 CAPITAL RATIO TO:

12.4%

INCREASED TANGIBLE BOOK VALUE PER COMMON SHARE* TO:

$46.97

REPURCHASED NEARLY ALL OF OUR CONVERTIBLE NOTES:

$306M
(principal amount repurchased)

GREW CONSUMER DEPOSITS TO:

$7.7B

CONSUMER DEPOSITS ACCOUNTED FOR:

43% of total funding

*   Tangible book value per common share is a non-GAAP financial measure; see the reconciliation included in Appendix A.

Select 2024
Corporate Citizenship & Workplace Awards



Newsweek's America's Most Responsible Companies



Newsweek's Most Trustworthy Companies in America



Great Place to Work Certified (both U.S. and India)



Great Place to Work – Best Workplaces in Fintech (India)



Benchmark Portal Center of Excellence



PLANSPONSOR – 2024 Plan Sponsor of the Year



2025 Director Nominees

Directors	Occupation	Age	Director Since	Independent	Audit	Compensation & HC	N&CG	Risk & Technology
						Committee Memberships		
Ralph J. Andretta	President and CEO, Bread Financial Holdings, Inc.	64	2020					
Roger H. Ballou	Former CEO and Director of CDI Corporation	74	2001	•	•	•		
John J. Fawcett	Former EVP and Chief Financial Officer of CIT Group Inc.	66	2024	•	•		•	
John C. Gerspach, Jr.	Former CFO of Citigroup, Inc.	71	2020	•	✪			•
Praniti Lakhwara	Chief Information Officer of Zscaler	49	2024	•				•
Rajesh Natarajan	Chief Product and Strategy Officer of Globalization Partners	55	2020	•			•	•
Joyce St. Clair	Former EVP and Chief Human Resources Officer of Northern Trust Corporation	66	2023	•		•		•
Timothy J. Theriault	Former EVP, Global CIO and Advisor to CEO of Walgreens Boots Alliance, Inc.	64	2016	•	•			✪
Laurie A. Tucker	Founder and Chief Strategy Officer of Calade Partners LLC	68	2015	•		•	✪	
Sharen J. Turney	Former CEO of Victoria's Secret	68	2019	•		✪	•	

✪ Chair • Member



Director Nominees Snapshot

INDEPENDENCE

Independent   **9**

Non-Independent   **1**

NOMINEES WHO ARE DIVERSE BY RACE OR GENDER   **5**

DIRECTOR TENURE

0-4 years   **3**

5-9 years   **5**

10-14 years   **1**

15+ years   **1**

Average Director Tenure:
6.8 years

AGE DISTRIBUTION

<50 years   **1**

50-60 years   **1**

61-75 years   **8**

Average Age: **65**

Director Experience and Qualifications



Accounting / Auditing / Risk Management	**10/10**
Business Operations	**10/10**
CEO / Executive Leadership	**10/10**
Corporate Governance / Ethics	**4/10**
IT / Cybersecurity / Privacy	**7/10**
International Operations	**10/10**
Corporate Finance / Capital Management	**5/10**
Financial Expertise / Literacy	**10/10**
Human Capital / Compensation	**8/10**
Mergers & Acquisitions	**6/10**
Other Public Company Board Experience	**5/10**
Relevant Industry Experience	**10/10**



BOARD REFRESHMENT

6   **Number of New Directors in Last 5 Years**

75   **Mandatory Retirement Age**

BOARD AND COMMITTEE MEETINGS IN FISCAL 2024

7   **Full Board Meetings**

20   **Audit Committee**

7   **Compensation & Human Capital Committee**

4   **Nominating & Corporate Governance Committee**

4   **Risk & Technology Committee**

DIRECTOR ELECTIONS

ANNUAL
Frequency of Board Elections

MAJORITY
Voting Standard for Uncontested Elections



Corporate Governance Highlights



SHAREHOLDER RIGHTS

- Proxy access for stockholders
- Majority voting for uncontested director elections
- Responsive, active and ongoing stockholder engagement program
- Annual election of all directors
- Stockholder right to call a special meeting
- Annual advisory vote on executive compensation
- No poison pill



KEY GOVERNANCE PRACTICES

- Independent Chair of the Board of Directors
- Annual Board and committee self-assessments
- Periodic individual director assessments by independent third-party facilitator
- All independent director nominees, except CEO
- Independent directors regularly meet in executive sessions
- Demonstrated commitment to Board refreshment, with 6 new directors in the last 5 years
- Committed to ensuring director nominees represent a range of backgrounds, skills, experiences, perspectives and qualifications
- Skills matrix-driven nominee selection and Board composition
- Two female directors serve as Board committee chairs
- All financially literate Audit Committee members and multiple Audit Committee Financial Experts
- Strong commitment to operating responsibly by integrating sustainability into our business strategy and operations
- Mandatory retirement age of 75 years for directors
- Robust director onboarding program
- Significant stock ownership requirements for directors and executive officers
- Prohibition on hedging, pledging and speculative trading of Company securities
- Codes of Ethics for associates, directors and senior financial officers, with annual acknowledgment and training
- Limitations on directors' public company board and audit committee service



BOARD OVERSIGHT

- Active Board and committee oversight of the Company's business plan, corporate strategy and risk management
- Monitors the "tone at the top" and our workplace culture and values
- Active Board engagement in managing talent and succession planning for executives
- Periodic reports and presentations to Board and Audit and Risk & Technology committees focusing on cybersecurity and emerging technologies
- Annual dedicated Board retreat focused on corporate strategy
- Risk & Technology Committee oversight of our enterprise risk management and enterprise technology functions
- Nominating & Corporate Governance Committee oversight of sustainability-related matters
- Compensation & Human Capital Committee oversight of human capital management strategies and initiatives



Sustainability Highlights

Our sustainability strategy is representative of the responsible business practices that are integrated in every facet of our enterprise operations. Additionally, it reflects routine feedback from our key stakeholders to ensure we appropriately prioritize the critical aspects of our business that enable achievement of our long-term financial and reputational goals.

THE FIVE TENETS OF OUR SUSTAINABILITY STRATEGY INCLUDE:

 **Managing our Business Responsibly**

 **Empowering our Customers**

 **Engaging our Associates**

 **Protecting the Planet**

 **Creating Possibilities for our Communities**

A few highlights of our 2024 accomplishments as they align with the tenets of our sustainability framework are set forth below. Additional information regarding our Commitment to Sustainability begins on page 25.

Managing our Business Responsibly

- Continued rollout of Operational Excellence initiative, driving efficiency and value-creation across the enterprise
- Began issuing sustainability questionnaires to suppliers as part of our sustainable sourcing initiatives
- Established an AI Governance Council to assess risks and opportunities associated with AI
- Enhanced our Enterprise Risk Management Program

Empowering Our Customers

- Enhanced predictive insights capabilities to anticipate customer needs
- Continued the roll out of the Bread Financial mobile app, which will be available to all customers in 2025
- Certified as a Center of Excellence by BenchmarkPortal for the 19th Year
- Recognized by GOBankingRates and money.com for our high-yield savings accounts

Engaging Our Associates

- Received multiple awards and recognitions for our workplace culture
- Offered new medical care navigation partner and expanded virtual care options
- Achieved high ratings for collaboration and belonging on associate surveys
- Enhanced our Career Navigator tool with new trainings and learning pathways
- Deposited money in all eligible associates' 401(k) plans, regardless of whether they contribute themselves
- Earned Great Place to Work Certification® in both the U.S. and India



Proxy Summary

Protecting Our Planet

- Established GHG emissions reduction targets
- Developed new Sustainable IT Framework

Creating Possibilities for Our Communities

- $9.8M in charitable donations
- Over 10,000 associate volunteer hours

- Issued questionnaires to key suppliers to begin assessing their responsible business practices
- Issued nearly 1.5 million sustainable plastic cards

- Increased associate donations and participation in our annual Giving Campaign, with donations reaching $1.5 million
- Improved community impact measurement process to better align with business goals and track investment impact



Stakeholder Engagement & Transparency

81%
We contacted stockholders representing 81% of our shares

58%
Holders of 58% of our shares responded and engaged

~170
Total number of equity investors we engaged with

~115
Total number of debt investors we engaged with







Stockholder Engagement

Management and, where appropriate, directors engage with stockholders through various means, including investor meetings, conferences and our 2024 Investor Day. Below are certain key topics frequently discussed with our stockholders.

- Business strategy and outlook
- Board composition and succession planning
- Risk management
- Sustainability
- Corporate governance
- Data privacy, cybersecurity and emerging technologies, including AI
- Executive compensation, including response to our annual say-on-pay votes

For more detail, see "Corporate Governance – Investor Engagement" (page 19) and "Compensation Discussion and Analysis – Say-On-Pay and Stockholder Engagement" (page 57).

Other Stakeholder Engagement

We actively seek the input of a broad range of stakeholders in advancing our business objectives. In 2024 we engaged with the stakeholders below to better understand their views and ensure we are prioritizing issues that are important to them and align with our long-term business success.

- Associates
- Brand partners
- Customers
- Debt investors
- Regulators and government officials
- Community and non-governmental organizations

For more detail, see "Corporate Governance – Investor Engagement" (page 19).

Commitment to Transparency

We are committed to visibility and transparency into our business and to sharing our perspectives on matters of interest to our stakeholders. Below are certain examples of our commitment to transparency.

- Financial reporting presentation and metrics now align more closely to bank holding company peers, allowing for greater comparability with many of our peers
- Enhanced compensation disclosures
- Annual Sustainability Report
- Other disclosures addressing matters critical to stakeholders can be found on our website or as exhibits to our SEC filings, as applicable, including:
  - Human Rights Statement
  - Environmental Policy Statement
  - Codes of Ethics
  - Insider Trading Policy
  - Compensation Recoupment Policy
  - Supplier Code of Conduct
  - Political Contributions and Activity Policy



Executive Compensation Summary & Responsiveness

Executive Compensation Program Goals and Components

Our executive compensation program supports our business strategies by properly incentivizing and rewarding our executives for performance, aligning our executives' interests with the long-term interests of our stockholders, and allowing us to attract, retain and motivate the highest level of executive talent to guide our business and successfully execute on our strategies. We seek to achieve these objectives by linking individual pay with the Company's performance on a range of financial and non-financial measures, as well as key strategic goals. Our compensation programs are structured to encourage our executives to deliver strong results over the short-term while making decisions that create sustained value for our stockholders over the long-term.

Consistent with our compensation philosophy, the total target direct compensation of our named executive officers (NEOs) is heavily weighted towards variable, at-risk compensation that is tied to performance, with 88% of our CEO's total pay at risk and 79% of our other NEOs' average total pay at risk for 2024. The 2024 performance-based component for our CEO and our other NEOs comprised 62% and 60%, respectively, of such executive officers' total direct compensation.

2024 CEO TARGET PAY MIX[1]



Base, 12%
AIC, 23%
PBRSUs, 39%
TBRSUs, 26%
88% Pay At Risk

2024 AVERAGE NEO TARGET PAY MIX[1]



Base, 21%
AIC, 31%
PBRSUs, 29%
TBRSUs, 19%
79% Pay At Risk

(1) These pay mix charts exclude amounts listed in the column titled "All Other Compensation" in the *Summary Compensation Table* included in this proxy statement.



Below is a more detailed summary of each component of our executive compensation program. We use each component of compensation to satisfy one or more of our compensation objectives. The Company places a significant portion of the overall target compensation for our executive officers "at risk," without encouraging excessive or unnecessary risk-taking.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Base Salary	Cash; Fixed	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Compensates for day-to-day performance • Attracts, retains and rewards NEOs with competitive fixed pay • Reflects experience and job scope	Page 63
Annual Incentive Compensation (AIC)	Cash; Performance-Based	One Year	Based on results of balanced scorecard for the year	• Incentivizes performance on a range of financial and non-financial metrics in the following categories: Stockholder, Customer and Associate • Rewards successful execution of key annual strategic goals	Page 63
Long-Term Equity Incentive Compensation (LTIC)	60% Performance-Based RSUs (PBRSUs)	Three-Year Cliff Vesting	Return on Equity (ROE)*	• Aligns incentives with stockholder interests and long-term financial objectives • Focuses our executives on delivering exceptional performance	Page 72
	40% Time-Based RSUs (TBRSUs)	Vests Ratably Over Three-Year Period	Time-based	• Increases retention • Promotes direct alignment with stockholder interests • Rewards creation of long-term value	Page 72

*   In response to feedback we received from our stockholders through our engagement efforts in 2024, we have re-designed our 2025 PBRSU grants to include multiple performance metrics, including Earnings Per Share and a relative TSR modifier. For more detail on these changes and the other feedback we received from our stockholders regarding our compensation practices, please see "Compensation Discussion and Analysis—Say-On-Pay and Stockholder Engagement" beginning on page 57 below.



Agenda & Voting Recommendations



Proposal 01

ELECTION OF DIRECTORS
The Board of Directors recommends that stockholders vote **FOR** the election of each of the following 10 director nominees:

- Ralph J. Andretta
- Roger H. Ballou (Chair)
- John J. Fawcett
- John C. Gerspach, Jr.
- Praniti Lakhwara
- Rajesh Natarajan
- Joyce St. Clair
- Timothy J. Theriault
- Laurie A. Tucker
- Sharen J. Turney



Proposal 02

ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Board of Directors recommends that stockholders vote **FOR** the compensation paid to our named executive officers as disclosed in this proxy statement.



Proposal 03

RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors recommends that stockholders vote **FOR** the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2025.

Corporate Governance

Overview

Corporate governance at Bread Financial is designed to promote the priorities and interests of our stakeholders, strengthen Board and management accountability, increase transparency and foster responsible decision-making. Just as we are committed to delivering sustainable financial performance, we remain considerate of the material risks and opportunities involved in delivering value to our stockholders, brand partners, customers, vendors, associates and communities.

Following a long tradition of sound governance, our Board of Directors continues to develop, support and oversee the implementation of sustainable, stakeholder-centric practices consistent with the evolving governance environment, our stakeholders' expectations, and the commitments we have made to them. Our Board is guided by our Corporate Governance Guidelines, which provide a framework for the governance of the Company. These guidelines address, among other things, the roles and responsibilities of our Board, the qualification and selection of directors, director orientation and education, board leadership, board structure, director time commitments and board process. Our Board reviews the Corporate Governance Guidelines, Committee charters and other governance policies annually and updates them as appropriate to address evolving corporate governance practices.



Board Leadership

Our Board of Directors oversees and interacts with management to serve the long-term interests of the Company and our stockholders. In assessing these interests, the Board considers, as appropriate, the day-to-day needs of other stakeholders, including our associates and surrounding communities. Focus areas such as Company strategy, risk assessment and mitigation, cybersecurity, compliance, leadership development and succession, human capital management, operational performance, corporate governance, community investment and sustainability comprise the Board's typical span of oversight.

Our bylaws require the Board of Directors to select a Board chair from among the directors and a chair for each Board committee, while our Corporate Governance Guidelines allow the Board to decide, in its business judgment, the appropriate leadership structure for our Company. The Board periodically reviews the Company's leadership structure to determine what best serves the Company and our stockholders. The Board currently believes having a non-executive chair is best practice, and, since December 2009, a non-executive director has occupied the role of Board chair. This structure provides a clear and distinct separation between the Board Chair and our Chief Executive Officer (CEO) and enables our CEO to focus on the day-to-day operation of our business.

The Board Chair's duties include presiding over Board meetings and executive sessions, promoting the effective flow of constructive feedback between Board members and management, advising and counseling the CEO, assisting in setting meeting agendas and facilitating Board communication with our stockholders. Assuming the stockholders elect our director nominees, Mr. Ballou will continue his term as our non-executive Board Chair.

Director Independence

We have adopted general standards for determining director independence that are consistent with the NYSE listing standards. For a director to be deemed independent, the Board of Directors must affirmatively determine that the director has no material relationship with us or our subsidiaries, affiliates or any member of our senior management or their affiliates. Our Board annually reviews the independence of its non-employee directors. In making this determination, the Board considers relationships and transactions during the past three years between each director or any member of their immediate family, on the one hand, and our company, our subsidiaries, affiliates and senior management, on the other hand. For relationships not covered by certain bright-line criteria set forth in the NYSE listing standards, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the Board of Directors. Directors have an affirmative obligation to inform our Board of any material changes in their circumstances or relationships that may impact their designation as "independent." Additional independence requirements established by the SEC and the NYSE apply to members of the Audit Committee and Compensation & Human Capital Committee.

Our Board undertook a review of director independence and considered any transactions and relationships between each of the director nominees and the Company (including our subsidiaries, affiliates and senior management). Among other things, the Board considers whether directors serve as officers or directors of other companies with which the Company engages in business or has some other form of relationship. As a result of its director independence review, the Board of Directors affirmatively determined that none of director nominees Ballou, Fawcett, Gerspach, Lakhwara, Natarajan, St. Clair, Theriault, Tucker or Turney has a material relationship with the Company (including our subsidiaries, affiliates and senior management) and, therefore, each is independent as defined by the rules and regulations of the SEC and the listing standards of the NYSE.

Board of Directors and Committees

We are managed under the direction of our Board of Directors. Under our bylaws, the size of our Board may be between six and 12 directors. Our Nominating & Corporate Governance Committee regularly assesses the appropriate size of the Board. We currently have 10 directors, including nine non-employee directors. All directors are elected annually and serve a one-year term.

During 2024, our Board of Directors met 7 times. Each of our directors attended at least 75% of the meetings of the Board and Board committees on which they served during such director's tenure. In accordance with our Corporate Governance Guidelines, we expect all director nominees to attend the annual stockholder meeting. All director nominees attended the 2024 virtual annual meeting of stockholders.

Our Board has four standing committees, consisting of the Audit Committee, Compensation & Human Capital Committee, Nominating & Corporate Governance Committee and Risk & Technology Committee. Our Board has adopted a written charter for each committee, which sets forth their respective roles and responsibilities. The charters for each of these committees, as well as our Corporate Governance Guidelines and our Codes of Ethics for our senior financial officers, our Board members and our associates, are posted on our website at **www.breadfinancial.com**.

Our Board has determined that all current members and nominees of each of our standing committees are independent and fulfill the requirements applicable to their designated committees. In addition, the Board has determined that all current members and nominees of the Audit Committee are financially literate and each of Mr. Ballou, Mr. Gerspach and Mr. Fawcett possesses accounting or related financial management expertise within the meaning of the NYSE listing standards and are Audit Committee financial experts within the meaning of applicable SEC rules.

Audit Committee

2024 MEETINGS

20

Members
Roger H. Ballou
John J. Fawcett
John C. Gerspach, Jr. (Chair)
Timothy J. Theriault

Independent/ Financially Literate
Each member is independent and financially literate

Audit Committee Financial Experts
Mr. Ballou, Mr. Fawcett and Mr. Gerspach

Roles and Responsibilities

The Audit Committee's primary roles and responsibilities include:

- assisting our Board in fulfilling its oversight responsibilities with respect to the integrity of our financial statements; our compliance with legal and regulatory requirements; the independent registered public accounting firm's qualifications and independence; and the performance of our internal audit department and the independent registered public accounting firm

- preparing the Audit Committee report included in this proxy statement

- reviewing our financial statements and related disclosures to be included in filings with the SEC

- appointing, compensating and overseeing our independent registered public accounting firm

- approving audit and permissible non-audit services to be performed by our independent registered public accounting firm

- overseeing our internal audit function

- reviewing and approving any related party transactions

- reviewing the audit practices, guidelines and policies of our bank subsidiaries

- reviewing certain business and client contracts of the Company and our bank subsidiaries, as well as proposed acquisition or divestiture, merger, outsourcing or similar agreements exceeding certain thresholds

- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters

- overseeing our finance function, including review of the Company's annual operating plan and long-range plans, corporate debt strategies and execution, and other matters relating to capital planning and allocation, including share repurchase programs

- providing risk oversight as set forth under the caption "Board's Role in Risk Oversight" below

Compensation & Human Capital Committee

2024 MEETINGS

7

Members
Roger H. Ballou
Joyce St. Clair
Laurie A. Tucker
Sharen J. Turney (Chair)

Independent
Each member is independent

Roles and Responsibilities

The Compensation & Human Capital Committee's primary roles and responsibilities include:

- overseeing matters relating to executive compensation and our benefit plans, as well as strategies and policies related to human capital management
- annually reviewing the compensation levels of our executive officers
- reviewing and approving the compensation for our non-CEO executive officers
- evaluating the CEO's performance and recommending for approval by the independent directors of the Board the compensation of our CEO
- reviewing and approving our compensation philosophy, programs and plans for associates
- reviewing and discussing with management our succession planning for key executive officers
- periodically reviewing director compensation practices and recommending appropriate revisions to the Board
- administering certain matters with respect to our equity-based compensation plans
- reviewing and recommending for approval by the Board our Compensation Recoupment Policy and administering such policy
- reviewing disclosure related to human capital management and executive and director compensation in our proxy statements and discussing and approving the Compensation Discussion and Analysis annually with management
- reviewing management's human capital management strategies, including initiatives, policies and practices related to recruiting, retention and career development and associate engagement and effectiveness
- preparing the Compensation & Human Capital Committee report included in this proxy statement
- providing risk oversight as set forth under the caption "Board's Role in Risk Oversight" below

Compensation & Human Capital Committee Interlocks and Insider Participation

No member of the Compensation & Human Capital Committee is or has ever been one of our officers or other associates. No interlocking relationship exists between our executive officers or the members of our Compensation & Human Capital Committee and the board of directors or compensation committee of any other company.

Nominating & Corporate Governance Committee

2024
MEETINGS

4

Members
John J. Fawcett
Rajesh Natarajan
Laurie A. Tucker (Chair)
Sharen J. Turney

Independent
Each member is independent

Roles and Responsibilities

The Nominating & Corporate Governance Committee's primary roles and responsibilities include:

- identifying qualified Board members

- recommending to the Board the director nominees for each annual stockholder meeting (or to fill vacancies), the composition of Board committees, the Board chair and the chair for each Board committee

- developing criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders

- reviewing with the Board the desired experience, mix of skills and other qualities to assure appropriate composition of the Board

- reviewing and monitoring the size and composition of the Board and its committees

- developing a Board succession plan and making recommendations to the Board on director succession matters

- reviewing our Corporate Governance Guidelines to ensure they reflect best practices and recommending proposed changes to the Board

- administering and leading the Board in its annual self-assessment performance review of the Board and its committees

- overseeing compliance with our Code of Ethics and related ethics complaints

- overseeing our strategies, initiatives, programs, practices and formal reporting related to sustainability topics, including those related to climate change and human rights

- providing risk oversight as set forth under the caption "Board's Role in Risk Oversight" below

Risk & Technology Committee

**2024
MEETINGS**

4

Members
John C. Gerspach, Jr.
Praniti Lakhwara
Rajesh Natarajan
Joyce St. Clair
Timothy J. Theriault (Chair)

Independent
Each member is independent

Roles and Responsibilities

The Risk & Technology Committee's primary roles and responsibilities include:

- assisting our Board in fulfilling its oversight responsibilities with respect to (1) our Enterprise Risk Management (ERM) Framework, including our policies, guidelines and practices related to credit, market, liquidity and capital, strategic, reputational, operational, compliance, model and other identified risks; and the performance of our risk management function, including our Chief Risk Officer and (2) our enterprise technology function, including our Chief Technology Officer

- overseeing our risk assessment program and ERM governance

- reviewing and recommending to the Board for approval our ERM Framework and Enterprise Risk Appetite Statements

- reviewing and assessing our operation within our ERM Framework and our established risk appetite

- reviewing and assessing the alignment of our strategy and capital plans with our risk appetite statements

- reviewing and discussing with our Chief Risk Officer each of our bank subsidiaries' risk assessment and risk management governance, practices, guidelines and policies, as well as related processes and methodologies

- monitoring risk management- and technology-related regulatory developments and trends

- reviewing and overseeing our compliance with applicable laws and regulations, including ongoing projects addressing regulatory matters

- overseeing our enterprise technology function, including governance, planning and strategy

- overseeing cybersecurity and other technology risks and opportunities, including the development and use of AI

- advising on significant enterprise technology projects, investments and expenditures

- providing risk oversight as set forth under the captions "Board's Role in Risk Oversight" and "Board Oversight of Information Security and Cybersecurity" below

Executive Sessions

We regularly conclude our Board meetings with executive sessions. In most instances, either the Board chair or the CEO leads the Board in a director-only executive session. After the CEO leaves the meeting, the Board chair then leads the non-management members of the Board in an executive session. Each committee meeting may also conclude, at the election of such committee members, with an executive session. At the conclusion of quarterly meetings of the Audit Committee, Mr. Gerspach, the committee chair, typically leads an executive session during which the Chief Financial Officer, the Vice President of Global Audit and representatives of the independent registered public accounting firm may each meet separately with the committee. At the conclusion of quarterly meetings of the Risk & Technology Committee, the committee typically meets with the Chief Risk Officer in executive session apart from management. The Compensation & Human Capital Committee meets in executive session to discuss compensation matters regarding the CEO. The Board and each of its standing committees meet in executive session to review and discuss the results of their respective annual evaluations.

Board and Committee Evaluations

REVIEW OF PROCESS	QUESTIONNAIRE	SUMMARY OF RESULTS	FOLLOW UP
Our Nominating & Corporate Governance Committee annually examines our evaluation process, determining the appropriate format, approach and questions to ensure process effectiveness	Directors provide written responses to the Board and committee evaluations on an anonymous, unattributed basis, assessing performance and effectiveness and identifying areas for improvement	The General Counsel provides summarized results to the Board and each committee. The results are discussed with the full Board and each committee during executive sessions	Evaluation results that require follow up or identify areas for improvement are considered and implemented, as appropriate

Our Board conducts an annual evaluation of the Board and its committees, which is administered and overseen by the Nominating & Corporate Governance Committee. As part of the Board evaluation, each director completes a written questionnaire on an anonymous, unattributed basis that is designed to assess the Board's performance and to solicit feedback for improving Board effectiveness. Directors consider various topics related to Board composition, structure, effectiveness and responsibilities, as well as the overall mix of skills, experience and backgrounds represented on the Board. In addition, each Board committee conducts a similar evaluation to assess committee performance and effectiveness, the results of which are reviewed by the respective committees in executive session and reported to the Board. The Board meets in executive session to discuss the evaluation results, including input received from the committees. Following such discussion, the Board takes action, either directly or with the assistance of management, to implement changes as appropriate to address feedback and any opportunities for improvement identified in the evaluation process. In addition, in 2023 the Board engaged an independent third party facilitator to conduct one-on-one interviews with each director to gain additional insight, and will consider doing so again on a periodic basis when appropriate.

Feedback Incorporated

Over the past few years, feedback from the Board evaluation process has led to, among other things:

- a formalized and enhanced director onboarding program
- engaging an independent third-party to facilitate individual director evaluations
- an annual dedicated Board retreat focused on the Company's strategy
- more in depth bank-level reporting

- Board refreshment and addition of directors with financial and technology experience
- more frequent outside presentations on emerging risks and opportunities, industry trends, competitive environment and other topics of interest
- additional time allocated for discussions
- periodic check-ins by our Board Chair with individual directors

Director Selection Process

Identifying and Evaluating Candidates for Directors

The Nominating & Corporate Governance Committee is responsible for reviewing with the Board the qualifications for Board membership and for identifying, assessing and recommending qualified candidates for the Board's consideration. The committee developed and maintains a skills matrix that is based on the Company's strategic plan and is reviewed and updated on a regular basis. The skills matrix assists the committee in its consideration of existing directors and potential candidates to ensure the Board has the appropriate balance of experience, skills and attributes.

The committee uses a variety of methods for identifying and evaluating potential director candidates, including third-party search firms, recommendations from current Board members, senior executives and stockholders, and research using subscription-based portal resources. Regardless of the method used, the Board has committed to ensuring that Board nominees represent a range of backgrounds, skills, experiences, perspectives and qualifications. The committee will consider all candidates identified through the methods described above, and will evaluate each of them, including incumbent directors and candidates recommended by stockholders, based on the same criteria.

The committee conducts comprehensive reviews and assessments of potential candidates and discusses their qualifications and expected contributions to the Board during committee and Board meetings. Any candidates that advance from this process are interviewed by members of the Nominating & Corporate Governance Committee and other Board members, including the Chair. The committee recommends favorable candidates to the Board for approval.

Director Qualifications and Nominations to the Board

There are no firm prerequisites to qualify as a candidate for our Board of Directors, but we seek directors who possess the requisite background, knowledge, experience, expertise and time, and who will strengthen and increase the skills and qualifications of our Board. When selecting director nominees, the Nominating & Corporate Governance Committee also considers other relevant factors as it deems appropriate, including the current composition of the Board, director independence, and the need for Audit Committee or other particular expertise. We seek director candidates who have sufficient time to make a significant contribution to our Board, to our Company and to our stockholders. Each member of our Board is expected to ensure that other existing and planned future commitments do not materially interfere with their service as a director. Directors are expected to attend meetings of the Board and the Board committees on which they serve and to spend the time needed to prepare for meetings.

When determining the slate of directors, the Nominating & Corporate Governance Committee considers current Board members as well as potential candidates identified through the methods mentioned above. After completing a thorough evaluation of current directors and any potential candidates, the committee provides its recommendations to our Board for review and approval. After careful consideration, the Board will determine the director nominees to recommend to our stockholders for election or re-election at our annual stockholder meeting.

Board Refreshment

Our Board has maintained an active and successful Board refreshment process, with 6 new directors in the last 5 years, providing the Board with a strong mix of experience, skills and backgrounds.

Board Refreshment Process

Evaluate current Board composition, update skills matrix and identify qualities sought

Identify pool of candidates through third-party search firms, recommendations from directors, senior executives and stockholders and research using subscription-based portals

Assess pool of candidates together with incumbents to balance continuity, knowledge, skills, experience, qualities and perspectives.

Nominating & Corporate Governance Committee conducts comprehensive evaluations and favorable candidates are interviewed and recommended to the Board for approval

Board reviews and recommends nominees to stockholders for election at an annual meeting or may appoint to Board during year

6 NEW DIRECTORS ADDED TO THE BOARD IN THE LAST 5 YEARS

Board Refreshment Timeline

2024
John J. Fawcett
Praniti Lakhwara

2023
Joyce St. Clair

2020
Ralph J. Andretta
John Gerspach
Rajesh Natarajan

2019
Sharen J. Turney

2016
Timothy J. Theriault

2015
Laurie A. Tucker

2001
Roger H. Ballou

Stockholder Recommendations and Nominations of Director Candidates

In addition to other methods for identifying director candidates described above, our stockholders may recommend or nominate one or more persons for election to our Board of Directors in accordance with the requirements discussed below.

Stockholder Recommendations. Stockholders who wish to recommend a prospective nominee for our Nominating & Corporate Governance Committee to consider for election to our Board may notify our Corporate Secretary in writing with whatever supporting material the stockholder considers appropriate. Recommendations should be addressed to: Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

Stockholder Nominations. Stockholders may nominate one or more persons for election to our Board at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. For additional information on the process and deadlines for director nominations by stockholders, see "Additional Information – What is the deadline for submitting proposals, including director nominations, for our 2026 annual meeting" below.

Section 3.4 of our bylaws sets forth an advance notice procedure for director nominations that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. Such nominations will not be included in the proxy statement and form of proxy distributed by our Board of Directors.

Further, Section 3.5 of our bylaws provides proxy access rights that permit eligible stockholders to nominate persons for election to our Board in our proxy statement. These proxy access rights permit any stockholder, or group of up to 20 stockholders, owning continuously for at least 3 years shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements set forth in our bylaws.

Director Succession and Retirement Policy

Director succession planning is also a focus of the Nominating & Corporate Governance Committee with an emphasis on striking a balance between board refreshment and the need for new or additional skill sets, with maintaining the institutional knowledge about our business and operating history. Our Corporate Governance Guidelines provide for a mandatory retirement age of 75, but allow directors turning 75 to complete their term. Our guidelines also allow our Board of Directors to nominate for re-election a director who has surpassed the age of 75 if it is in the best interests of the Company and its stockholders.

Two of our current Board members, Mr. Ballou (age 74) and Mr. Gerspach (age 71), are approaching our mandatory retirement age of 75. Mr. Ballou is our Board Chair and serves as a member of our Audit Committee and Compensation & Human Capital Committee and Mr. Gerspach serves as the Chair of our Audit Committee and is a member of our Risk & Technology Committee. With this in mind, our Nominating & Corporate Governance Committee has been actively engaged in director succession planning to help ensure the Board is well-positioned with directors who have the appropriate leadership, expertise and other valuable attributes that these directors currently provide.

Director Service on Other Public Company Boards

Pursuant to our Corporate Governance Guidelines, directors must advise the Board Chair in advance of accepting any invitation to serve on another public company board. Our directors are prohibited from serving on more than four other public company boards, and our CEO may not serve on more than one other public company board. Further, a director who serves on the Audit Committee cannot simultaneously serve on more than two other public company audit committees. These provisions are in place to help ensure directors are able to comply with our expectations on a director's time and availability.

Director Onboarding and Education

We have a formalized and robust director onboarding program to help ensure new directors achieve a successful integration to the Board. Our director onboarding program involves a combination of written materials, presentations, onboarding briefings by our executive officers and other senior leaders and meetings with the Board Chair and other Board members as appropriate. A number of key topics are covered during onboarding, including Company history, business operations, financial performance and drivers, overview of our bank subsidiaries, industry and regulatory overviews, risk and compliance, corporate governance and director duties. To gain additional insight and understanding of the Company's business, new directors are also encouraged to attend meetings of all Board committees and are provided with opportunities to visit office sites and attend Investor Day activities. Our annual dedicated Board retreat focusing on the Company's strategy further enhances new directors' exposure to the Company's business and strategy and their successful integration to the Board.

We also provide comprehensive ongoing director education and training. Outside experts are periodically invited to present to the Board on various topics of interest to help enhance our directors' knowledge and keep them informed on developments relevant to our business and to their work as directors. These education sessions have included topics such as generative AI and related board governance matters, regulatory matters, industry insights and cybersecurity. The Company also encourages directors to attend third-party director education courses as appropriate, and reimburses directors for these courses. In addition to the above, our directors are assigned certain annual training courses relating to, among other topics, our Code of Ethics, information security and cybersecurity, privacy, insider trading and regulatory compliance.

Board's Role in Risk Oversight

Our Board of Directors, as a whole and through its committees, maintains responsibility for the oversight of risk management, including monitoring the "tone at the top" and our risk culture and overseeing emerging and strategic risks. Our Board exercises this oversight both directly and indirectly through its four standing committees. While the Risk & Technology Committee has primary responsibility for oversight of enterprise risk management, the Audit, Compensation & Human Capital and Nominating & Corporate Governance Committees also oversee risks within their respective areas of responsibilities. Our CEO and other senior leaders regularly report to the Board and its committees to discuss risks, including credit risk, market risk, capital risk, liquidity risk, operational risk (including cybersecurity matters), compliance risk, model risk, strategic risk and reputational risk. These reports, along with reports from each Board committee regarding topics discussed at meetings, assist in the Board's oversight of risk. On at least an annual basis, our Board reviews our long-term strategic plans, including discussion of strategic, operational and competitive risks.

The chart below provides an overview of the allocation of risk management responsibilities among each of the Board committees.

Committees	Primary Areas of Risk Oversight
Risk & Technology Committee	• provides oversight on our enterprise risk management framework, including significant enterprise risk management-related strategies, guidelines, policies and risk limits • provides oversight on our enterprise technology function, including governance, planning and strategy • evaluates risk information provided by our Chief Risk Officer and reports to the Board those material risks that might adversely affect the achievement of our strategic, financial, compliance, operational and enterprise objectives • reviews and approves the appointment and compensation, and annually evaluates the performance, of the Chief Risk Officer • monitors and evaluates trends and developments in technology, as well as industry trends, that may affect our strategic plans • reviews and assesses whether we are operating in accordance with our established risk appetite and assesses the alignment of our strategy and capital plans with our risk appetite statements • meets with senior executives and receives reports on risk topics, including, regulatory examination reports, enterprise technology, cybersecurity and physical security, privacy compliance, disaster recovery plans and procedures, operational risk, fraud management, and data-related risks • provides oversight on the Company's compliance with applicable laws and regulations • reviews risk assessment and risk management governance and practices at our bank subsidiaries • provides oversight as set forth under the caption "Board Oversight of Information Security and Cybersecurity" below
Audit Committee	• provides oversight on risks relating to the Company's financial statements, financial reporting and accounting processes and controls • provides oversight on our finance function, including annual operating budget, corporate debt and capital planning matters, including review of certain business and client contracts, M&A opportunities and share repurchase programs • reviews with management matters related to the effectiveness of the Company's operational risk management control environment and the status of corrective actions • together with the Risk & Technology Committee, reviews the Company's major financial risk exposures and management's response to monitor and control such exposures, including financial risks relating to litigation or other legal, regulatory or compliance matters • together with the Risk & Technology Committee, reviews key guidelines and policies governing the Company's significant processes for risk assessment and risk management
Compensation & Human Capital Committee	• provides oversight on risks related to compensation matters, including the design of our compensation programs to ensure they align the interests of participants with those of our stockholders and provide safeguards against and do not promote excessive risk-taking by program participants • approves performance targets and ranges in our annual and long-term incentive programs and the subsequent achievement of previously-approved performance targets • provides oversight on risks related to human capital management, including recruiting, retention and career development and management succession planning
Nominating & Corporate Governance Committee	• provides oversight on risks related to corporate governance, including governance matters that could impact the Company's performance or reputation or that are of concern to stockholders, including board composition, board refreshment, director succession planning and corporate ethics • provides oversight on risks related to sustainability issues, including climate change and human rights

Board Oversight of Information Security and Cybersecurity

Protecting our clients', customers' and associates' personal information and maintaining the security of our systems, applications, networks and third party supplier relationships are priorities at Bread Financial. Our Board is committed to ensuring that the Company has effective controls and protections to maintain the trust of our clients, customers and associates in an ever-evolving cyber landscape.

Our Board considers cybersecurity risk to be a critical part of its risk oversight responsibilities and has delegated to the Risk & Technology Committee primary oversight of cybersecurity and other information technology risks, including oversight of management's implementation of our cybersecurity risk management program. The Audit Committee also reviews cybersecurity matters as part of its oversight of major financial risk exposures.

The Risk & Technology Committee receives regular reports from management on our cybersecurity risks as well as updates on, among other things, the evolving threat environment, vulnerability assessments, and management's efforts to proactively secure the technology environment at the Company and prevent the realization of cyber threats to the Company. In addition, management updates the committee, as necessary, regarding any potentially material cybersecurity incidents, as well as other incidents with lesser impact potential. The Risk & Technology Committee periodically reports to the Board on its activities, including those related to cybersecurity. Board members receive presentations on cybersecurity topics from our Chief Information Security Officer (CISO) or external experts for awareness as part of the Board's continuing education. Board members also participate in tabletop exercises and other simulated cybersecurity activities that are organized by management and outside experts.

Our management team, including our CISO, Chief Risk Officer and Chief Operational Risk Officer, is responsible for assessing and managing our material risks from cybersecurity threats. Our management team has primary responsibility for our overall cybersecurity management and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

We maintain an information and cybersecurity risk management program designed to protect the confidentiality, integrity and availability of critical information and information systems. The program is designed based on the National institute of Standards and Technology Cybersecurity Framework (CSF) 2.0, which we use as a guide to help us govern, identify, assess, and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, sharing common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information products, services, and our broader enterprise IT environment
- A security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents
- The use of external service providers, where appropriate, to assess, test, train or otherwise assist with aspects of our security controls
- Security tools deployed in the technology environment for protection against and monitoring for anomalous activity
- Cybersecurity awareness training of our associates, including incident response personnel and senior management
- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents
- A third-party risk management process for service providers, suppliers and vendors

We or our third-party vendors, clients or counterparties have developed or incorporated, or may in the future develop or incorporate, AI technology in certain of our business processes, services or products, which may include generative AI. The development and use of AI presents a number of risks and challenges to our business, as discussed in more detail in our most recent Annual Report on Form 10-K, and the Risk & Technology Committee is primarily responsible for risk oversight relating to the evolution of AI as it pertains to our business and operations.

Board Oversight of Strategy

Our Board and its committees are actively engaged with management to provide guidance on, and oversight of, the Company's corporate strategy. The Board oversees strategy and strategic risk through robust and constructive engagement with management, taking into consideration the Company's key priorities, trends impacting our business, regulatory developments and innovations and disruptors in our industry. The Board has an annual strategic planning retreat, which includes presentations from senior management regarding strategic plans and priorities for the business, and discussions on risks and opportunities facing the Company. In addition, various elements of our strategy are regularly discussed at meetings of the Board and its committees. To assess performance against the Company's strategic plans, the Board receives regular updates on progress and execution and provides direction to senior management throughout the year.

Management Oversight of Risk

Our management is responsible for the day-to-day handling of risks our Company faces and implementing and supervising risk management processes and policies. We have a comprehensive Enterprise Risk Management (ERM) program that is designed to ensure that all significant risks are identified, measured, monitored and addressed. Our ERM program reflects our risk appetite, governance, regulatory environment, culture and reporting. We manage enterprise risk using our Board-approved ERM Framework, which includes board-level oversight, risk management committees, and a dedicated risk management team led by our Chief Risk Officer. Our Chief Risk Officer is responsible for establishing and implementing standards for the identification, management, measurement, monitoring, compliance and reporting of risk on an enterprise-wide basis. The Chief Risk Officer regularly reports on risk management matters to the Risk & Technology Committee as well as the Risk and Compliance Committees of our bank subsidiaries.

We also operate several internal management risk committees to oversee our risks, including a Bank Risk Management Committee at each of our bank subsidiaries. The Bank Risk Management Committees are the highest-level management committees at our bank subsidiaries to oversee risks and are responsible for risk governance, risk oversight and making recommendations on the risk appetite for our bank subsidiaries. Each of our internal management risk committees provides risk governance, risk oversight and monitoring for their respective risk category(ies) of responsibility. Each committee reviews key risk exposures, trends and significant compliance matters and provides guidance on steps to monitor, control and escalate significant risks.

Certain Relationships and Related Party Transactions

Since the beginning of 2024, the Company has not entered into any transactions, nor are there any proposed transactions, in which the Company was, or is to be, a participant and in which any related person had or is expected to have a direct or indirect material interest.

Our Board of Directors has adopted a written Related Party Transactions Policy, which prohibits us from entering into any "related party transaction" unless the Audit Committee, or a majority of disinterested directors, approves such transaction in accordance with the guidelines set forth in the policy. In approving any related party transaction, certain factors are considered, including the business reason, whether the terms are fair and were negotiated at arms' length, the role of the related person and whether the transaction would create an improper conflict or impair a director's independence.

Our Related Party Transactions Policy defines a "related party" to include directors, director nominees, executive officers, five percent or greater stockholders of the Company or an immediate family member of any of these persons. A "related party transaction" includes any transaction or series of related transactions in which: (1) the Company, or any of its subsidiaries, is a participant, (2) the aggregate amount exceeds $120,000 and (3) the related party has or will have a direct or indirect material interest.

Our policy deems the following transactions to be pre-approved and does not require further review:

(1) compensation of directors that has been approved in accordance with the Compensation & Human Capital Committee charter;

(2) employment and compensation of an executive officer that has been approved in accordance with the Compensation & Human Capital Committee charter;

(3) a transaction in which the interest of the related party arises solely from the ownership of a class of the Company's equity securities and all holders of that class receive the same benefit on a pro rata basis;

(4) transactions involving certain indemnification payments and payments under directors and officers liability insurance policies;

(5) a transaction in which the rates or charges involved therein are determined by competitive bids;

(6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

(7) certain company charitable contributions.

All potential related party transactions must be brought to the General Counsel for review and consultation. If the proposed transaction is determined to constitute a related party transaction, the General Counsel will refer it to the Audit Committee for review and approval, or ratification as necessary. Approved related party transactions are subject to ongoing review on at least an annual basis.

Investor Engagement

Engagement with our stockholders and debtholders remains an important part of our corporate governance practices and is essential to our commitment to transparency.

Our Board and management value the insights, opinions and feedback of our stockholders and other stakeholders. In addition to regularly engaging in dialogue with stockholders through quarterly earnings calls, investor meetings and conferences and other communication channels, we also proactively engage with our stockholders and debtholders throughout the year to discuss matters relevant to our business. Investor interactions most frequently involve our CEO, CFO and/or investor relations team, but other members of management, including our General Counsel, Chief Sustainability Officer and executive compensation team, as well as our Board Chair, also met with our stockholders in 2024. Our Board and our Compensation & Human Capital Committee receive regular updates throughout the year from our investor relations team and management on our investor engagement and feedback received from stockholders and other investors. We also held a successful Investor Day in June 2024, during which our executive leadership team discussed our business transformation and strategy and provided updated medium- and long-term financial targets.

We appreciate these opportunities to engage with our investors because these conversations allow us to:

- provide visibility and transparency into our business, including our corporate governance, sustainability and compensation practices;
- share our perspectives on issues that are important to our investors and better understand their views and expectations and answer any questions they may have; and
- use the information and viewpoints gathered in our discussions with stockholders to help inform our priorities, strategies and practices.

2024 Engagement

We continued to increase our investor engagement in 2024, demonstrating our ongoing commitment to transparency and our desire to engage in two-way dialogue with our investors.

Contacted investors representing **81%** of our common stock	Investors representing **58%** of our common stock responded and engaged	Engaged with **170** discrete equity investors
Engaged with **115** discrete debt investors	CFO met with over **145** discrete equity investors	CEO met with over **75** discrete equity investors
Attended **22** industry conferences	Held **10** non-deal roadshows	Held **18** meetings with ratings agencies
Investors representing **44%** of our common stock engaged on executive compensation issues	Held successful **Investor Day** in June 2024	Board Chair met with investors representing **20%** of our common stock

Key Topics Discussed Throughout our 2024 Engagement

- business strategy and outlook
- board composition and succession planning
- risk management
- sustainability
- corporate governance
- data privacy, cybersecurity and emerging technologies, including AI
- executive compensation, including response to our annual say-on-pay votes

Timeline of Annual Stockholder Engagement

Engagement Process			
Early Spring	**Mid-Spring**	**Summer**	**Fall/Winter**
Publish our proxy statement and annual report; offer to engage with stockholders on executive compensation and other matters that stockholders may wish to discuss in advance of our annual meeting	Annual meeting of stockholders; analyze voting results following the annual meeting to evaluate stockholder support	Publish our Sustainability Report; outreach to stockholders to share our Sustainability Report with them and engage on sustainability-related matters	Seek to engage with institutional stockholders, which we have found is a better time of year for these stockholders to engage with us on a broad range of topics

← **Continuous** →

Throughout the year, engage with stockholders in one-on-one meetings and during conferences, road shows and earnings calls

Say-on-Pay Responsiveness

At our 2024 annual meeting of stockholders, we held an advisory vote on our 2023 executive compensation program, and approximately 82% of the votes cast were in support of the program. While still representing significant support for our compensation practices, we are not content with the results of last year's say-on-pay vote, and we have been focused on understanding and responding to our stockholders' feedback reflected in this vote.

As referenced above under "—2024 Engagement," we engaged in proactive and extensive outreach with investors in 2024. Through our engagement efforts, we sought to elicit stockholders' perspectives related to our executive compensation program, including program design elements, and specific actions to inform appropriate responses to the say-on-pay vote. Stockholders representing approximately 44% of our common stock did engage with us on compensation-related matters, and the feedback received during these meetings was then shared and discussed with the Compensation & Human Capital Committee.

In response to feedback we received from our stockholders through our engagement efforts in 2024, we have re-designed our 2025 PBRSU grants to include multiple performance metrics, including Earnings Per Share and a relative TSR modifier. For more detail on these changes and the other feedback we received from our stockholders regarding our compensation practices, please see "Compensation Discussion and Analysis—Say-On-Pay and Stockholder Engagement" beginning on page 57 below.

Stakeholder Communications with the Board of Directors

Our Board of Directors has adopted a process for stockholders and other interested parties to communicate with the Board or any individual director. Stockholders and other interested parties may send communications to the Board or any individual director in care of Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 7500 Dallas Parkway, Suite 700, Plano, Texas 75024. All communications will be compiled and submitted to the Board or the individual directors on a periodic basis. The Corporate Secretary, however, reserves the right not to forward any abusive, threatening, or otherwise inappropriate communications.

Stockholders and other interested parties may also submit questions or comments to the Board through our Ethics Office by email at CorporateEthics@breadfinancial.com or, on an anonymous basis if desired, through the Ethics Helpline at (877) 217-6218 or www.breadfinancial.ethicspoint.com. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the Audit Committee and handled in accordance with our procedures with respect to such matters.

Code of Ethics

Our Board has adopted a Code of Ethics that applies to our associates, officers and directors and provides an overview of policies, as well as guidance for behaving ethically and responsibly. In addition, our Board has adopted a Code of Ethics for Senior Financial Officers and a Code of Ethics for Board Members, which supplement the Code of Ethics and provide additional guidance applicable to those designated individuals. Each of these Codes of Ethics is posted on our website at www.breadfinancial.com. A copy of each is also available upon written request directed to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 7500 Dallas Parkway, Suite 700, Plano, Texas 75024. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of our Code of Ethics for designated officers or directors by posting such information on our website.

Political Contributions and Activity

Our engagement in political, legislative and regulatory processes is important to the Company's success and the protection of stockholder value. The Company works to educate government officials and impact legislative and regulatory matters (at the federal, state and local levels) on issues relating to economic growth and financial stability, as well as other issues that have the potential to impact the Company and its business partners. This effort often involves working with industry partners and outside consultants and, at times, engaging directly with government officials and their staffs. We have adopted a Political Contributions and Activity Policy that governs the ways by which the Company and its associates may participate in political, legislative and regulatory processes. Our General Counsel provides oversight on the Company's political engagements. All Company political contributions and activities comply with applicable laws, and we disclose our contributions publicly as required by law.

The Company maintains a non-partisan political action committee (PAC), which is funded by voluntary contributions from eligible Company associates and leaders. The PAC is governed by a board of directors that provides operational oversight and direction of PAC activities. The PAC is subject to comprehensive federal regulations that require the filing of reports with the Federal Election Commission among other reporting and disclosure requirements. For further information, please see our Political Contributions and Activity Policy, available on our website at www.breadfinancial.com.

CEO and Key Executive Succession Planning

Our Board recognizes the importance of identifying and developing executive talent to ensure we continue to have effective executive leadership in place both now and in the future. The Board has delegated to the Compensation & Human Capital Committee the responsibility to review and discuss with management our succession planning for key executive officers.

At least annually, the Board reviews the Company's leadership pipeline and talent and management succession planning with the CEO. Our CEO meets with his direct reports at least annually to review potential successors for key executive positions, identifying and assessing each such potential successor's relevant experience, strengths and skills as well as any areas where additional development may better prepare an individual for a future role. Where appropriate, development plans to address any gaps in skills or other attributes of such successors are also reviewed to ensure that potential successors are well-equipped for the role to which they might be elevated. Our CEO then meets with our Board in executive session to discuss and provide recommendations and assessments of potential successors for key executive positions.

Our independent directors also meet in executive session, either with our Chief People & Culture Officer or using reports and information provided, to discuss and plan for CEO succession. Our Board makes sure it has sufficient opportunities to meet with, and assess development plans for, potential CEO and key executive successors, including through management presentations to the Board and committees, attendance at Board meetings, our annual Board strategy retreat, and periodic informal meetings and communications.

Trading in Company Securities

We have adopted an Insider Trading Policy that governs transactions in our securities by our directors, officers and associates, as well as the Company itself. We believe this policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. Our Insider Trading Policy prohibits our directors, officers and associates from engaging in hedging transactions, trading in puts or calls or engaging in short sales with respect to Company securities. Directors, officers and associates are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. Additionally, directors, officers and certain other "covered persons" are only allowed to trade in Company securities during designated trading windows and must obtain approval prior to any trade. A copy of our Insider Trading Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Commitment to Sustainability

Our sustainability strategy is representative of the responsible business practices that are integrated in every facet of our enterprise operations. Additionally, it reflects routine feedback from our key stakeholders to ensure we appropriately prioritize the critical aspects of our business that enable achievement of our long-term financial and reputational goals. Management's approach to sustainability focuses on ethics and integrity, risk management, and seeking out proactive initiatives that add value for our business, stakeholders and communities in which we operate. We take a deliberate and principled stakeholder-driven approach, that serves as the underpinning of our sustainability strategy. We hold ourselves accountable to our stakeholders and the pillars of that strategy, while also aligning with relevant global frameworks. Our mission is to challenge the status quo in financial services solutions by delivering simple, smart products backed by a seamless experience to our customers and partner base.



Sustainability Strategy and Oversight

Strategy and Governance

Sustainability is a strategic priority for Bread Financial as we position ourselves effectively for the future. By accounting for and integrating sustainability strategies within our overall business, we are better able to: mitigate risk; drive innovation and operational efficiency; attract and retain talent; enhance reputation and brand value; and strengthen stakeholder relationships. We believe our ability to create long-term value for all our stakeholders is linked to our effective execution of our sustainability strategy. To that end, the responsible business practices reflected in our sustainability strategy are deeply embedded throughout all aspects of our business and operations.

THE FIVE TENETS OF OUR SUSTAINABILITY STRATEGY INCLUDE:

 **Managing Our Business Responsibly**

Integrate material environmental and social topics into our overall governance, risk management, business strategy and priorities

 **Empowering Customers**

Empower customers through inclusive, responsible access to a diverse mix of financial solutions

 **Engaging Our Associates**

Promote an inclusive, engaged culture that empowers associates through opportunities to grow, develop and lead

 **Protecting Our Planet**

Accelerate our actions and investments to address the impact of climate change while driving resource efficiency

 **Creating Possibilities for Our Communities**

Make bold, strategic investments that empower our communities and create possibilities

 **Managing Our Business Responsibly**

Governance and Risk Mitigation

Our Board of Directors is responsible for overseeing the successful implementation of our sustainability strategy and receives at least biannual updates on key environmental and social priority topics that continue to rapidly evolve. Our Nominating & Corporate Governance Committee provides oversight on our sustainability strategies and consults with management on related initiatives, policies, guidelines, programs and practices on a quarterly basis. Our Compensation & Human Capital Committee provides oversight on human capital management strategies, policies and practices on a quarterly basis. Our Compensation & Human Capital Committee, along with our Board of Directors, receives regular updates from senior management and third-party consultants on human capital trends and developments, and other key human capital matters that drive our ongoing success and performance.

We believe that strong governance related to ethics and integrity, risk management and compliance, and business continuity supports the long-term success of our Company, and builds trust and credibility with our stakeholders. We have a long history of excellence in corporate governance and compliance practices, including an emphasis on accountability and leadership authenticity in line with our values. Our Sustainability Framework helps us effectively manage and optimize opportunities to make positive environmental, social, and governance impacts, while advancing our long-term financial and reputational goals and focusing on stakeholder value-creation.

Our Sustainability Framework covers:

- Roles, Responsibilities and Accountability
- Management
- Assessment
- Internal and External Reporting

Our strong governance over social and environmental topics is reflected in many of our policies and practices, including our Corporate Governance Guidelines, Codes of Ethics for our associates, senior financial officers and Board members, Environmental Policy Statement, Human Rights Statement and Supplier Code of Conduct. Our Code of Ethics outlines the values and principles we agree to embody, maintain and protect, and provides guidance to help us make sound decisions and perform our duties ethically and responsibly. If unethical conduct is suspected, we encourage associates to speak up and report it through a variety of channels, including Bread Financial's Ethics Helpline, which is operated by an independent third-party and available 24/7 to all stakeholders.

We continue to embed sustainability into our ERM program, risk assessment and audit process. Our robust ERM program helps ensure we maintain strict data security, and safeguard the privacy of our customers and brand partners and comply with all applicable laws and regulations governing our business. Our risk management teams coordinate with subject matter experts throughout the business to identify, monitor and mitigate material risks. These teams maintain disciplined testing programs and provide regular updates to the Board. We leverage encryption configurations and cybersecurity technologies on our systems, devices and third-party connections and further review vendor encryption to seek to ensure proper information security safeguards are maintained.

 ## Empowering Customers

Customers

Bread Financial creates opportunities for our customers through digitally-enabled choices that offer ease, empowerment, financial flexibility and exceptional customer experiences. Our digital offerings and payment, lending and saving solutions are relevant across generational segments and provide flexibility to meet consumers' evolving payment needs. Our strategy is rooted in driving best-in-class experiences and building trust through choices that offer ease to customers, to both meet them where they are and provide solutions to help them on their financial journeys.

Creating a seamless, secure and value-added customer experience is critical to the success of our financial services business. We consistently monitor and gather real-time customer insights and feedback across customer financial journeys to ensure our services match our standards. We leverage these insights to better understand, anticipate and respond to the needs of both our customers and associates. Our goal is to consistently create personalized and effortless experiences across all channels.

Bread Financial recognizes that we are uniquely qualified to help promote financial wellness and help our customers, associates and communities meet their financial goals. We empower people by providing education and training, expanding access to financial literacy tools, supporting community programs, and exercising fair and responsible banking. We are an active member of Financial Health Network, an organization of business leaders, policy makers and innovators working together to improve financial health for everyone. Helping individuals make informed decisions that allow them to thrive financially is part of our mission at Bread Financial.

We were certified as a Center of Excellence by BenchmarkPortal for the quality of our customer service operations for the 19th consecutive time since 2003. BenchmarkPortal awards this designation to customer service contact centers that rank in the top 10% of those surveyed, demonstrating superior performance on both cost- and quality-related metrics compared with industry peers.



Engaging our Associates

Associates

As of December 31, 2024, we employed approximately 6,000 associates globally, with the majority concentrated in the United States. We prioritize transparency and open communication with our associates, continuously listening and acting on their feedback, often received through our annual Associate Survey, more frequent pulse surveys and other communications. We maintain a culture of engagement, working to recognize and reward our associates through various initiatives and recognition platforms that help drive retention.

We leverage our associate value proposition to consistently deliver personalized and fulfilling experiences for our associates. Maintaining a competitive associate value proposition is important for us to attract and retain our associates and support their total well-being. We are consistently looking at the benefits, education opportunities, career development needs and rewards that will resonate with and support our associate needs – which are unique to each individual.

Our Associate Value Proposition:



CONNECTED AND INVESTED
You can be yourself, and you're part of a global community of colleagues who are Inclusive, kind, engaged, connected and committed to a greater purpose.
Associate Engagement
Engaged and purpose-driven community
Total Rewards
Competitive compensation and recognition
VALUED
You're competitively compensated, and recognized and rewarded for your contributions.
UNDERSTOOD
Your opinions and perspectives are frequently sought, considered and acted on to improve the company and associate experience.
Your Voice Matters
Valued feedback in action
Total well-being
LivingWell and Benefits
CARED FOR
Your physical, mental and financial, well-being matters, and you have access to resources and opportunities to improve it.
Career development and advancement
Be Boundless
SUPPORTED
You're equipped with the tools you need to succeed, trusted to forge your own career path and given opportunities to grow.

We recognize that associates in good health are more likely to excel in their roles, stay engaged and positively impact the communities in which we operate and our business as a whole. That is why we provide exclusive access to LivingWell, our award-winning holistic wellbeing program. LivingWell offers straightforward, inclusive and affordable solutions tailored to meet associates wherever they are on their wellness journey including physical, personal, financial and mental well-being programs and benefits.

2024 Recognition of Our Associate Wellness Efforts:

PLANSPONSOR - 2024 Plan Sponsor of the Year Award for industry recognized excellence in our retirement plan offering and efforts to improve retirement outcomes for associates through a comprehensive overhaul of the 401(k) plan.

Newsweek's America's Greatest Workplaces for Parents & Families, highlighting our commitment to creating an environment that supports work-life balance and offers numerous benefits for caregivers, including backup child, elder care and fertility programs.

Gold-level recognition from the Healthy Business Council of Ohio for our commitment to supporting associate well-being through a variety of programs and resources.

 ## Protecting the Planet

Environment

We are committed to addressing environmental risks by adopting sustainable practices throughout our business, including identifying and assessing financial risks associated with climate change. This commitment starts at the top with our Board of Directors, who provide oversight of the environmental strategy and initiatives that are developed by our Office of Sustainability.

Our approach to environmental management includes measures to identify and integrate low-carbon solutions into product and service offerings, reduce the waste we send to landfills, cultivating a more sustainable supply chain, and reducing our greenhouse gas (GHG) emissions. We also continuously seek innovative ways to boost efficiency, such as utilizing renewable energy sources and high-efficiency electrical equipment, including LED and motion detector lighting and high-efficiency HVAC units.

We measure our GHG emissions (Scopes 1, 2, and 3) across our Company. We annually report to CDP to disclose our environmental impacts and since 2023 have issued a Task Force on Climate-related Financial Disclosures (TCFD) report. We also engage with our suppliers to measure and manage environmental impacts in order to conserve resources, reduce costs and promote ethical sourcing practices. Supplier risk assessments are performed regularly, and we expect our suppliers to adhere to our Supplier Code of Conduct. We continued to employ recycling bins for aluminum, plastic and paper in our Company's physical offices; we also recycle toner cartridges, electronics equipment and batteries.

Bread Financial's Environmental Policy Statement is the foundation for our approach to environmental management and demonstrates our recognition of the risks that environmental challenges, including climate change, pose to our business and stakeholders. We have initiated measures to incorporate and institutionalize climate-related risks within our ERM program, and we remain dedicated to consistently identifying opportunities to enhance our oversight of these risks. Our Environmental Policy Statement, which can be found under the Sustainability tab of our Investor Relations website, outlines a range of actions to promote environmentally responsible practices covering all parts of our business operations, including engaging with internal and external stakeholders to inform our environmental priorities.

 ## Creating Possibilities for Our Communities

Community

At Bread Financial, community-centric values are woven into our Company and culture. We are committed to making bold, strategic investments that strengthen our communities, foster independence, and create opportunities for our associates to engage through volunteerism and supported giving. We work hard to align our community initiatives with our business priorities in a way that will be good for society and good for our business.

Our Board and Executive Leadership Team believe we have the responsibility and resources to enable positive change in building a more sustainable, resilient future for all those we serve. The Office of Sustainability works to activate our non-profit partnerships, coordinate and plan volunteer opportunities, and execute internal fundraising campaigns. Our charitable giving efforts include various foodbanks, Nationwide Children's Hospital, The Nature Conservancy, the Bob Woodruff Foundation, Ruling Our eXperiences (ROX) and Junior Achievement, among others.

We provide our associates with volunteer opportunities and encourage them to give back through a generous matching gifts benefit and a "dollars-for-doers" program. Our Help Right Here program allows associates to help each other during times of financial hardship. Associates can apply anonymously for a grant of up to $1,250 for assistance during events like critical illness or injury, domestic violence, or loss due to extreme weather. We match associate donations to the program and partner with other social services organizations to provide supporting services, such as temporary shelter, food, clothing or other financial support.

We also demonstrate our commitment to supporting our communities by seeking to do business with local suppliers where possible, resulting in mutually-beneficial relationships that create value for our business and uplift our communities.

We routinely engage with our stockholders to better understand their views on sustainability-related matters, carefully considering the feedback we receive and acting when appropriate. For more information, please visit our corporate website: https://investor.breadfinancial.com/sustainability/our-strategy

Proposal 1: Election of Directors

Our Nominating & Corporate Governance Committee evaluated and recommended to our Board of Directors, and our Board has nominated, the following 10 individuals, Ralph J. Andretta, Roger H. Ballou, John J. Fawcett, John C. Gerspach, Jr., Praniti Lakhwara, Rajesh Natarajan, Joyce St. Clair, Timothy J. Theriault, Laurie A. Tucker and Sharen J. Turney, for election as a director, each to hold office for a term of one year until the annual meeting of stockholders in 2026 and until his or her respective successor is duly elected and qualified. Each of the director nominees currently serves on our Board of Directors.

The Nominating & Corporate Governance Committee and the Board of Directors determined that each nominee brings a strong and unique background and set of skills to our Board of Directors, enhancing, as a whole, our Board's competence and experience in a variety of areas, including executive management and board service, internal controls and corporate governance, financial and accounting acumen, digital technology, data security and privacy, an understanding of the industries in which we operate, including financial institutions and related risk management and regulatory compliance, as well as risk assessment and management. Specifically, in nominating these 10 directors for election at our 2025 annual meeting of stockholders, consideration was given to such directors' past service on our Board of Directors and its committees, as applicable, and the information illustrated in our skills matrix and discussed in each of such directors' individual biographies set forth below. Our Board of Directors recommends that our stockholders vote in favor of each of these director nominees.

 **The Board of Directors recommends that stockholders vote FOR the election of each of the 10 director nominees.**



Skills Matrix and Description of Director Knowledge, Skills and Experience:

The matrix below provides information regarding our nominees' knowledge, skills and experience that are most relevant in light of our Company's business, long-term strategies and risks. Additional description regarding each of these categories is available in the key following this matrix. Our nominees represent a broad range of backgrounds and experience, and each nominee possesses numerous other competencies not identified below. The fact that a nominee is not designated as having a particular attribute does not indicate that the nominee does not possess that attribute or would not be able to make a meaningful contribution to the Board's decision-making or oversight in that area. Demographic information regarding our nominees is also included in the matrix.

KNOWLEDGE, SKILLS & EXPERIENCE	ANDRETTA	BALLOU	FAWCETT	GERSPACH	LAKHWARA	NATARAJAN	ST. CLAIR	THERIAULT	TUCKER	TURNEY
Accounting/Auditing/Risk Management	●	●	●	●	●	●	●	●	●	●
Business Operations	●	●	●	●	●	●	●	●	●	●
CEO/Executive Leadership	●	●	●	●	●	●	●	●	●	●
Corporate Governance/Ethics		●						●	●	●
Corporate Finance/Capital Management	●	●	●	●			●			
Financial Expertise/Literacy	●	●	●	●	●	●	●	●	●	●
Human Capital/Compensation	●	●	●			●	●	●	●	●
Independence		●		●	●	●	●	●	●	●
Technology/Cybersecurity/Privacy	●	●			●	●	●	●	●	
International Operations	●	●	●	●	●	●	●	●	●	●
Mergers & Acquisitions	●	●	●	●	●		●			
Other Public Company Board Experience		●				●		●	●	●
Relevant Industry Experience										
Banking/Financial Services	●	●	●	●		●	●	●		
Business Services	●	●		●	●	●	●		●	●
Data Processing						●		●		
e-Commerce/Digital	●		●		●	●		●	●	●
Loyalty/Marketing	●	●							●	●
Regulated Industry	●	●	●	●	●	●	●	●		
Retail	●							●	●	●
DEMOGRAPHICS										
RACE/ETHNICITY (*per the U.S. Census*)										
Asian, Hawaiian or Pacific Islander					●	●				
White	●	●	●	●			●	●	●	●
GENDER										
Male	●	●	●	●		●		●		
Female					●		●		●	●
AGE (*as of May 13, 2025*)	64	74	66	71	49	55	66	64	68	68
BOARD TENURE (*years served as of May 13, 2025*)	5.30	24.30	1.10	5.00	1.00	5.00	1.92	8.70	10.00	6.00
OTHER PUBLIC BOARDS (*serving on as of March 20, 2025*)	0	0	0	0	0	1	0	0	1	1



ACCOUNTING / AUDITING / RISK MANAGEMENT

As a public company, our complex accounting and financial reporting functions are subject to a rigorous program of controls and procedures and our Board plays an important role in oversight of our robust audit and enterprise risk management organizations. Directors with experience in these areas are critical to evaluating and providing effective oversight of our consolidated financial statements and financial reporting and our management of the risks inherent in our business operations.



CORPORATE FINANCE / CAPITAL MANAGEMENT

Our corporate finance activities include debt financing transactions, debt and equity market transactions and stock repurchase programs. We allocate capital in various ways to run our operations, grow our business and return value to stockholders. Director experience in these areas is important for effective oversight of our Company's financial affairs and capital planning and management.



BUSINESS OPERATIONS

Our business is complex, employing approximately 6,000 associates worldwide and using sophisticated technologies to provide tech-forward payment, lending and saving solutions. Directors with "hands-on" experience developing and implementing operating plans and business strategies at companies with similarly sophisticated business operations have a practical understanding of how such organizations operate in increasingly sophisticated and disruptive competitive environments.



FINANCIAL EXPERTISE / LITERACY

Our business involves complex financial transactions, accounting and reporting requirements. Directors with an understanding of finance and financial reporting processes are able to effectively monitor and assess our operating and strategic performance and ensure accurate financial reporting and robust controls. Substantially all of our nominees are financially literate and three of our nominees satisfy the "accounting or related financial management expertise" criteria set forth in the New York Stock Exchange listing standards.



CEO / EXECUTIVE LEADERSHIP

Executive leaders have an understanding of organizations and the drivers of individual and team growth and development. Directors with experience serving as a CEO or senior executive enhance the Board's perspective of our organization's operations and challenges.



HUMAN CAPITAL / COMPENSATION

The success of our enterprise depends in part on our ability to attract, retain and develop top leaders and a high-performing workforce in markets that are highly competitive for available talent. Directors who have board-level experience with public company executive compensation and broad-based incentive planning, or who have managed or overseen the human resources/compensation function at an operating company help position our Company for success in these areas.



CORPORATE GOVERNANCE / ETHICS

We are an ethics-driven organization, and our Board – and in particular the Nominating & Corporate Governance Committee – provides a foundation for and oversight of our integrity-based culture. Our Board's good governance practices and our Company's focus on sustainability benefit from directors who are well-informed with respect to today's dynamic governance and ethics environment and who have experience serving on the nominating & corporate governance or comparable committees of other boards.



INDEPENDENCE

Independent directors are uniquely situated to provide unbiased oversight of our management and to work with our senior leaders to develop our Company's strategic plans. Our Board currently consists of, and if all of the director nominees are elected at the annual meeting, will continue to consist exclusively of independent directors, other than our CEO. All directors currently serving on the Board's standing committees are independent, and if all of the director nominees are elected at the annual meeting, each of those committees will continue to be populated exclusively by independent directors.


TECHNOLOGY / CYBERSECURITY / PRIVACY
Our tech-forward business depends on the effective use of complex technology systems, the safeguarding of data from cybersecurity risks and the protection and use of consumer data in accordance with applicable privacy regulations and good stewardship practices. Directors with experience implementing or overseeing sophisticated technology and technology strategies, the management and mitigation of cybersecurity and technology risks and compliance with privacy regulations help ensure proper risk management and oversight of these important drivers of our business.


MERGERS & ACQUISITIONS
We have historically made acquisitions and dispositions and may continue to do so in the future. Board members with experience in material M&A transactions enhance the decision-making underlying strategic M&A activities and ensure informed oversight of the processes attendant to completing complex transactions.


INTERNATIONAL OPERATIONS
While our business operations are currently primarily operated in the United States, we have associates and offices in countries located outside of the United States, principally in India, and may continue to expand international operations in the future. The quality of our Board's oversight and strategic guidance is enhanced by directors whose understanding of international business environments, economic conditions and cultures has been informed by service as a director or senior leader at one or more companies with international operations.


OTHER PUBLIC COMPANY BOARD EXPERIENCE
Public companies must comply with a variety of complex accounting, disclosure and other compliance obligations, and public company boards have significant oversight and other duties. Directors with experience serving on the boards and board committees of other public companies understand public company reporting responsibilities, corporate governance trends and practices and other issues commonly faced by public companies, and have insight into board operations, board/management relations, agenda setting, succession planning and other board duties and activities. Our Corporate Governance Guidelines include limits on the number of other public company boards and audit committees on which our directors may serve.


RELEVANT INDUSTRY EXPERIENCE
Our Nominating & Corporate Governance Committee uses a skills matrix to identify the skills and experience our Board needs to address the dynamic environment in which we operate our business. Directors with experience in industries in which we or our customers operate provide us with a better understanding of the challenges and opportunities facing our business

2025 Director Nominees and Proposed Committee Memberships:

Name	Independent	Committee Membership			
		Audit	Compensation & HC	N&CG	Risk & Technology
Ralph J. Andretta					
Roger H. Ballou (Chair)	●	●	●		
John J. Fawcett	●	●		●	
John C. Gerspach, Jr.	●	Chair			●
Praniti Lakhwara	●				●
Rajesh Natarajan	●			●	●
Joyce St. Clair	●		●		●
Timothy J. Theriault	●	●			Chair
Laurie A. Tucker	●		●	Chair	
Sharen J. Turney	●		Chair	●	



AGE

64

DIRECTOR SINCE

2020

COMMITTEES:
None

Ralph J. Andretta   PRESIDENT | CEO, BREAD FINANCIAL HOLDINGS, INC.

Experience and Qualifications

- President and Chief Executive Officer of Bread Financial since February 2020
- Managing Director and Head of US Cards for Citigroup from 2011 to November 2019; and prior to that, he held positions in charge of loyalty, co-brand and product development
- Global affinity and international card executive at Bank of America from 2010 to 2011
- Served 18 years with American Express prior to 2010
- Member of Nationwide Children's Hospital Board of Trustees from 2020 to present
- Member of Women's Sports Foundation Board of Trustees from January 2023 to present
- Member of the Bob Woodruff Foundation Board of Directors from April 2024 to present
- Bachelor's degree in accounting and finance from Siena College

Skills

- Mr. Andretta's role as our current Chief Executive Officer provides a link to the Company's management and a unique level of insight into the Company's operations

- His financial, capital allocation and global operations experience together with his expertise in the banking and financial services, data and loyalty/marketing industries add important and relevant diversity to the Board's overall mix of skills
- Our Board of Directors believes Mr. Andretta is well-qualified for re-election as a Director



AGE

66

DIRECTOR SINCE

2024

COMMITTEES:
Audit
Nominating &
Corporate
Governance

John J. Fawcett

FORMER EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF CIT GROUP INC.

Experience and Qualifications

- Executive Vice President and Chief Financial Officer of CIT Group Inc. from April 2017 until its acquisition by First Citizens BancShares in January 2022
- Interim Chief Financial Officer of Citizens Financial Group, Inc. from December 2016 to March 2017
- Director of Rabobank (Utrecht-Americas Holding Company), a Dutch multinational banking and financial services company from 2016 to 2017, where he served as the chair of the Audit Committee
- Executive Vice President and Chief Financial Officer of Royal Bank of Scotland (RBS) Americas and Citizens Financial Group from January 2008 to April 2015
- Served in senior financial leadership positions with increasing responsibility at Citigroup Inc. from 1987 to 2007, including as Chief Financial Officer, Global Transactions Services and Chief Financial Officer, Commercial Markets Business
- KPMG senior audit manager from 1980 to 1987, specializing in banking and financial services audit engagement
- Bachelor's degree in accounting and MBA from St. John's University

Skills

- Mr. Fawcett's qualifications include significant executive-level banking and financial services experience in all aspects of finance, including strategic planning, financial analysis, accounting, treasury management, tax, M&A, complex transactions and investor relations experience.

- Our Board of Directors believes Mr. Fawcett's significant executive banking and financial expertise, particularly with respect to banking, financial, accounting, international operations and business operations will benefit our business and the Board's overall mix of skills, making him well-qualified for re-election as a Director.



AGE

71

DIRECTOR SINCE

2020

COMMITTEES:
Audit (Chair)
Risk & Technology

John C. Gerspach, Jr.

FORMER CFO OF CITIGROUP, INC.

Experience and Qualifications

- Self-employed consultant since March 2022
- Chief Financial Officer of Citigroup, Inc. from 2009 to 2019 and was employed by Citigroup, Inc. in various capacities of increasing experience and responsibilities since 1990
- Chief Financial Officer of Penn Central Industries Group from 1986 to 1990
- Comptroller of the Defense Contracting Group at ITT Corporation from 1980 to 1986
- Served in various roles with Arthur Andersen & Company at the beginning of his career
- Member of the Financial Accounting Standards Advisory Council (FASAC) from 2010 to 2013
- Bachelor's degree in accountancy from the University of Notre Dame
- Certified Public Accountant in the State of New York from 1977 to 2019.

Skills

- Mr. Gerspach's qualifications include executive-level experience in the banking and financial services industry for a global corporation, including roles in audit, accounting, risk management and international operations

- Our Board of Directors believes Mr. Gerspach's expertise, particularly with respect to banking, financial, audit, risk management and global operations, will benefit our business and the Board's overall mix of skills, making him well-qualified for re-election as a Director



AGE

49

DIRECTOR SINCE

2024

COMMITTEE:
Risk & Technology

Praniti Lakhwara   CHIEF INFORMATION OFFICER OF ZSCALER, INC.

Experience and Qualifications

- Chief Information Officer of Zscaler, Inc.; prior to becoming Chief Information Officer, Ms. Lakhwara served as Zscaler's Senior Vice President of Information Technology and Applications from May 2021 to March 2022
- Served in senior leadership positions at Conga Inc. from May 2017 to May 2021, including as Chief Information Officer and Data Privacy Officer
- Vice President, Information Technology of Nimble Storage from 2015 to 2017
- Served in various technology roles with increasing responsibility, including as Senior Director, Applications and Integration at Guideware Software, Inc. from 2013 to 2015
- Served in various technology roles with increasing responsibility at Align Technology, Inc. from 2001 to 2013
- Bachelor's degree in aeronautical engineering from Arizona State University

Skills

- Ms. Lakhwara's qualifications include significant executive-level technology experience with building, scaling and maturing global IT operations, including roles in deployment and governance of emerging technology, AI and automation.

- Our Board of Directors believes Ms. Lakhwara's significant executive technology expertise, particularly with respect to international business operations, information technology, cybersecurity and privacy will benefit our business and the Board's overall mix of skills, making her well-qualified for re-election as a Director.



AGE

55

DIRECTOR SINCE

2020

COMMITTEES:
Nominating &
Corporate
Governance
Risk & Technology

Rajesh Natarajan

CHIEF PRODUCT AND STRATEGY OFFICER OF GLOBALIZATION PARTNERS

Experience and Qualifications

- Chief Product and Strategy Officer of Globalization Partners since March 2022
- Executive Vice President of Products and Engineering of RingCentral, Inc. from December 2020 to December 2021
- Executive Vice President and Chief Product and Technology Officer of Ancestry.com from February 2017 to November 2020
- Served in senior leadership positions with increasing responsibility in the areas of technology and product development at Intuit, Inc. from 2014 to 2017, including as Senior Vice President and Chief Information Security and Fraud Officer
- Served in senior leadership positions with increasing responsibility in the areas of technology and product development at PayPal Holdings, Inc. from 2006 to 2014, including as Vice President, Platform Engineering and Operations
- Served in various management positions with increasing responsibility in the area of technology from 1995 to 2006 with Sabre Holdings Corporation, including as an early member of the development team that founded Travelocity.com
- Bachelor's degree in mechanical engineering from Jawaharlal Nehru Technology University in India
- Master's degree in industrial engineering from Clemson University

Skills

- Mr. Natarajan's qualifications include executive experience in roles requiring expertise in information technology, cybersecurity, engineering, operations and product development.

- Our Board of Directors believes Mr. Natarajan's expertise, particularly with respect to international business operations, technology development, information technology and cybersecurity, will benefit our business and the Board's overall mix of skills, making him well-qualified for re-election as a Director.

Other Current Public Directorships

- HealthEquity, Inc.
  - Member of the Cybersecurity and Technology Committee and Audit and Risk Committee



AGE

66

DIRECTOR SINCE

2023

COMMITTEES:
Compensation &
Human Capital
Risk & Technology

Joyce St. Clair

FORMER EXECUTIVE VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER OF NORTHERN TRUST CORPORATION.

Experience and Qualifications

- Executive Vice President and Chief Human Resources Officer of Northern Trust Corporation from July 2018 until her retirement in April 2022
- Served in senior leadership positions with increasing responsibility at Northern Trust Corporation since joining the firm in 1992, including as Executive Vice President and Chief Capital Management Officer from 2015 to 2018, as President of Enterprise Operations from 2014 to 2015, as President of Operations and Technology from 2011 to 2014, and as Chief Risk Officer from 2007 to 2011
- Served as an associate partner for Accenture prior to joining Northern Trust Corporation
- Appointed by President Obama to serve as a member of the advisory committee of the Pension Benefit Guaranty Corporation (PBGC) from 2016 until her term expired in 2019
- Bachelor's degree from Indiana University, Kelley School of Business
- MBA from the Booth School of Business at the University of Chicago

Skills

- Ms. St. Clair's qualifications include significant executive-level experience in the financial services industry, with expertise in global compliance, risk and control, regulatory relations, transaction processing, securities operations, technology, cyber security, regulatory capital and liquidity requirements, human capital operations and metrics and board governance.

- Our Board of Directors believes Ms. St. Clair's financial expertise, particularly with respect to compliance, risk, regulatory relations, technology, cyber security, regulatory capital and liquidity requirements and human capital operations will benefit our business and the Board's overall mix of skills, making her well-qualified for re-election as a Director.



AGE

64

DIRECTOR SINCE

2016

COMMITTEES:
Audit
Risk & Technology
(Chair)

Timothy J. Theriault

FORMER EVP, GLOBAL CIO AND ADVISOR TO CEO OF WALGREENS BOOTS ALLIANCE, INC.

Experience and Qualifications

- Advisor to the Chief Executive Officer of Walgreens Boots Alliance, Inc. from June 2015 until November 2016
- Executive Vice President and Global Chief Information Officer of Walgreens Boots Alliance, Inc. from July 2014 to June 2015
- Served in senior leadership positions with increasing responsibility at Walgreen Co. from October 2009 to July 2014, including as Senior Vice President and Chief Information, Innovation and Improvement Officer
- Served in various executive and management positions with increasing responsibility in the area of information technology with Northern Trust Corporation from May 1991 to October 2009 and July 1982 to October 1989.
- Director of End User Computing and Advanced Technologies for S. C. Johnson & Son, Inc., from October 1989 to May 1991
- Current Director and a member of the Financial & Investment Committee and Compliance Committee of Wellmark Blue Cross and Blue Shield
- Former lead Director of the Depository Trust Clearing Corporation
- Bachelor's degree from Illinois State University
- Completed the Harvard Business School advanced management program

Skills

- Mr. Theriault brings significant expertise in information technology and cybersecurity to our Board
- Together with his financial sophistication, banking, global operations, risk management and compensation experience gained as a senior executive in the financial services, health care and retail industries and service on public company Boards, including as a member of public company Audit and Compensation Committees, Mr. Theriault's expertise and experience broaden the Board's skill set and enhance its ability to understand and oversee risk, including those associated with information technology, cybersecurity and bank regulatory matters
- The Board of Directors believes Mr. Theriault is well-qualified for re-election as a Director

Other Public Directorships in Past Five Years

- Vitamin Shoppe, Inc.



AGE

68

DIRECTOR SINCE

2015

COMMITTEES:
Compensation &
Human Capital
Nominating &
Corporate
Governance
(Chair)

Laurie A. Tucker
FOUNDER AND CHIEF STRATEGY OFFICER OF CALADE PARTNERS LLC

Experience and Qualifications

- Founder and Chief Strategy Officer for marketing consultancy firm, Calade Partners LLC since January 2014
- Senior Vice President-Corporate Marketing of FedEx Services, Inc., a subsidiary of FedEx Corporation, a public company engaged in transportation, e-commerce and business services, from 2000 to 2013 and was employed by FedEx in various capacities of increasing experience and responsibilities since 1978
- Bachelor's degree and an MBA from the University of Memphis

Skills

- Ms. Tucker's qualifications include financial and compensation expertise, global operations experience and strong leadership skills developed as a public company Board member, including as a member of public company Audit, Compensation and Nominating and Corporate Governance Committees, and as a senior executive serving in various roles at a large multinational public company
- These credentials, together with her expertise and experience in e-commerce, retail, technology, customer service and corporate marketing, add significant value to the Board of Directors, making her well-qualified for re-election as a Director

Other Current Public Directorships

- Forward Air Corporation
  - Chair of the Corporate Governance and Nominating Committee
  - Member of the Executive Committee



AGE

68

DIRECTOR SINCE

2019

COMMITTEES:
Compensation &
Human Capital
(Chair)
Nominating &
Corporate
Governance

Sharen J. Turney   FORMER CEO OF VICTORIA'S SECRET

Experience and Qualifications

- Chief Executive Officer of Russia-based jeans brand Gloria Jeans from November 2018 until November 2019
- Director of Sweden-based designer sock and underwear brand Happy Socks AB from January 2018 until November 2019
- President and Chief Executive Officer of Victoria's Secret, a division of publicly-traded national retailer L Brands, Inc., from July 2006 until February 2016
- President and Chief Executive Officer of Victoria's Secret Direct, the brand's catalogue and e-commerce arm, from May 2000 until July 2006
- Served for 10 years in various executive roles including President and Chief Executive Officer of Neiman Marcus Direct, the direct marketing division of luxury brand retailer Neiman Marcus Group
- Served as an advisor to several retailers and technology companies
- Director of FULLBEAUTY Brands from July 2016 to September 2018
- Director of Nationwide Children's Hospital, Inc., including as Chairman of the Board of its Research Institute, from 2012 to 2018
- Formerly served on the Baker Retailing Center Industry Advisory Board at Wharton School at the University of Pennsylvania
- Director of the University of Oklahoma Foundation, where she serves as the Chair of the Audit Committee and a member of the Investment Committee
- Bachelor's degree from the University of Oklahoma

Skills

- Ms. Turney's qualifications include executive and/or Board-level experience in the retail industry, including as an executive officer of a Fortune 500 fashion retailer, loyalty, marketing and digital/e-commerce expertise, global operations experience, service on public company Boards, including as a member of public company Compensation and Nominating and Corporate Governance Committees, financial expertise and executive leadership at companies operating in industries relevant to our business
- Our Board of Directors believes Ms. Turney's expertise, particularly with respect to her retail and digital/e-commerce marketing experience, will benefit our business and enhance our understanding of our customers' businesses, making her well-qualified for re-election as a Director

Other Current Public Directorships

- Paycom Software, Inc.
  - Chair of the Nominating & Corporate Governance Committee
  - Member of the Compensation Committee

Other Public Directorships in the Past Five Years

- Academy Sports and Outdoors, Inc.
  - Member of the Compensation Committee and Nominating & Corporate Governance Committee

Role of Proxies in Election of Directors

The persons named as your proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our Board of Directors has no reason to believe that any nominee will be unable to serve if elected. In an uncontested election, if a quorum is present, directors are elected by a majority of the votes cast, at the meeting or by proxy. This means that the ten nominees will be elected if they receive more "For" votes than "Against" votes. In accordance with Section 3.3.1 of our bylaws, any nominee who is currently serving as a director and does not receive a majority of votes cast shall immediately tender his or her resignation for consideration by our Board of Directors. Our Board of Directors will then evaluate whether to accept or reject such resignation, or whether other action should be taken. The Board of Directors will publicly disclose its decision to accept or reject such resignation and its rationale within 90 days from the date of certification of the director election results.



Executive Officers



Age: 63

Ralph J. Andretta   PRESIDENT | CHIEF EXECUTIVE OFFICER | DIRECTOR

Biographical Information

- Mr. Andretta's biographic information appears under Proposal One: Election of Directors in this proxy statement.



Age: 59

Perry S. Beberman   EXECUTIVE VICE PRESIDENT | CHIEF FINANCIAL OFFICER

Biographical Information

- Joined Bread Financial as Executive Vice President and Chief Financial Officer in July 2021.
- Served in various leadership roles with increasing responsibility at Bank of America from 2005 to June 2021, including as Senior Vice President and Finance Executive of Bank of America's consumer and wealth management lending products from October 2019 to June 2021.
- Joined Bank of America following its acquisition of MBNA in 2005, where he had spent more than 17 years in leadership roles with increasing responsibility.
- Serves as a member of the Finance Committee, Governance Committee and Advisory Committee of Ronald McDonald House of Greater Delaware.
- Director of Reach Riverside Corp., where he serves as the Treasurer and Chair of the Finance Committee and a member of the Executive Committee and Strategic Planning Committee.
- Serves as a member of the Finance Committee of Christiana Care Health System.
- Holds a Bachelor's degree in business administration and an MBA from the University of Delaware.



Age: 45

Allegra S. Driscoll
EXECUTIVE VICE PRESIDENT | CHIEF TECHNOLOGY OFFICER

Biographical Information

- Joined Bread Financial as Executive Vice President and Chief Technology Officer in January 2024.
- Came to Bread Financial from American Express where she served as SVP, Chief Information Officer of the Global Commercial Services Unit from April 2022 to January 2024 and SVP, Chief Information Officer of the Corporate Systems Unit and Head of Technology Strategy & Transformation from January 2020 to April 2022.
- Served in senior leadership positions with increasing responsibility at Credit Suisse from September 2010 to December 2019, including as the Managing Director, COO Global Markets Technology and IHC Technology during 2019.
- Served in various leadership positions with increasing responsibility at Goldman Sachs from May 2001 to July 2010.
- Member of the Advisory Board of the CTO Forum, a not-for-profit organization composed of senior technology executives, business leaders and academicians, focused on key technology issues and accelerating innovation across organizations.
- Director of Boscobel House and Gardens, a not-for-profit organization.
- Holds a Bachelor's degree in computer science from Barnard College, Columbia University.



Age: 60

Valerie E. Greer
EXECUTIVE VICE PRESIDENT | CHIEF COMMERCIAL OFFICER

Biographical Information

- Joined Bread Financial as Executive Vice President and Chief Commercial Officer in June 2020.
- Before joining Bread Financial, led the U.S. cards co-brand business at Citigroup, where Ms. Greer worked from September 2011 to April 2020.
- Served as the General Manager, Partnerships for JPMorgan Chase from 2006 to 2011.
- Served in senior leadership positions with increasing responsibility at HSBC from 1994 to 2006, including as the Executive Director of HSBC's private label business from 2003 to 2006.
- Director of Ruling Our eXperiences, Inc., a girls not-for-profit organization where she serves as a member of the Development Committee.
- Holds a Bachelor's degree from University of Manitoba and an MBA from the Kellogg School of Management at Northwestern University.



Tammy M. McConnaughey   EXECUTIVE VICE PRESIDENT, CHIEF CREDIT RISK AND OPERATIONS OFFICER

Age: 51

Biographical Information

- Has served as Executive Vice President overseeing Operations and Credit Risk of Bread Financial since January 2021; originally joined the Company in 1992.
- Prior to her current role, Ms. McConnaughey served in increasingly senior leadership positions over her thirty-year tenure with the Company across collections, customer care, operations and credit risk.
- Director of Mid-Ohio Food Collective, a not-for-profit organization.
- Holds a Bachelor's degree in business from Mount Vernon Nazarene University.



Joseph L. Motes III   EXECUTIVE VICE PRESIDENT | CHIEF ADMINISTRATIVE OFFICER | GENERAL COUNSEL | SECRETARY

Age: 63

Biographical Information

- Has served as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of Bread Financial since June 2019; originally joined the Company as General Counsel and Secretary in July 2015.
- Before joining Bread Financial, Mr. Motes was a partner at Akin, Gump, Strauss, Hauer & Feld, LLP, where he worked for nearly 20 years and was the lead relationship partner for the Company.
- Holds a Bachelor's degree in geology from Trinity University and a J.D. from Southern Methodist University Dedman School of Law, where he served as Editor-in-Chief of the SMU Law Review.



Age: 52

J. Bryan Campbell   SENIOR VICE PRESIDENT | CHIEF ACCOUNTING OFFICER

Biographical Information

- Joined Bread Financial as Senior Vice President and Chief Accounting Officer in November 2021.
- Came to Bread Financial from American Express Company, where he served as Vice President of Finance within the Controllership leadership team from February 2017 to November 2021, Vice President of Finance – Head of External Reporting from March 2015 to February 2017, and in other roles of increasing responsibility from August 2007 to March 2015.
- Served as Assistant Controller at General Electric Company from 2006 to 2007.
- Held various strategic and finance roles at Credit Suisse, Deloitte and KPMG from 1995 to 2006.
- Holds a Bachelor's degree in accounting and finance from the University of Colorado at Boulder and is a Certified Public Accountant in the state of Colorado.

Compensation & Human Capital Committee Report

The Compensation & Human Capital Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation & Human Capital Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the members of the Compensation & Human Capital Committee.

Roger H. Ballou
Joyce St. Clair
Laurie A. Tucker
Sharen J. Turney, Chair



Compensation Discussion & Analysis

Named Executive Officers

This Compensation Discussion and Analysis (CD&A) describes the material compensation elements for each of Bread Financial's named executive officers (NEOs) and provides an overview of the compensation policies and practices applicable to our NEOs. For 2024, our NEOs were:


Ralph Andretta
President and CEO


Perry Beberman
Executive VP, Chief Financial Officer


Allegra Driscoll
Executive VP, Chief Technology Officer


Valerie Greer
Executive VP, Chief Commercial Officer


Joseph Motes
Executive VP, Chief Administrative Officer, General Counsel and Secretary

Defined Terms in this CD&A

- AIC — Annual Incentive Compensation
- CHCC — Compensation & Human Capital Committee
- EPS — Earnings Per Share
- ERM — Enterprise Risk Management
- LTIC — Long-Term Equity Incentive Compensation
- NCL — Net Credit Loss
- NEO — Named Executive Officer
- NPS — Net Promoter Score

- PBRSU — Performance-Based Restricted Stock Unit
- PPNR — Pretax Pre-provision Earnings[1]
- ROE — Return on Equity
- ROTCE — Return on Tangible Common Equity[1]
- RSU — Restricted Stock Unit
- rTSR — Relative Total Stockholder Return
- SLAs — Service Level Agreements
- TBRSU — Time-Based Restricted Stock Unit

(1) PPNR and ROTCE are non-GAAP financial measures; see the reconciliation included in Appendix A.



Company Highlights and 2024 Focus Areas

Overview

2024 was another successful year, as Bread Financial continued to evolve into a stronger, more focused tech-forward financial services company. As reflected at our 2024 Investor Day and supported by our 2024 fiscal year results, our resilient business model continues to deliver strong returns and sustainable long-term value through responsible, disciplined capital allocation:



The framework for our resiliency and our present and future success has been built over the last several years as we have transformed our business through:

- **new leadership and a refreshed Board of Directors**, with demonstrated success executing our business strategy and managing through regulatory and macroeconomic uncertainty;

- **successful rebranding and expanded product suite**, including growth of our co-brand credit card programs and the introduction of our direct-to-consumer credit cards and Bread Pay® product offerings, all while leveraging our legacy expertise in the private label credit card business;

- **accelerating our technology transformation and digital capabilities** to deliver growth for our partners through tech-forward offerings that drive engagement and efficiency for our customers;

- **adding and extending brand partnerships**, including adding iconic brands such as Hard Rock International, HP and Saks Fifth Avenue in 2024 and, equally important, investing in and growing the businesses of our existing brand partners;

- **enhancing our risk management practices**, including by driving profitability and fueling brand partner growth with proactive credit risk management throughout the customer lifecycle from acquisition to active account management; and

- **strengthening our balance sheet**, including by:
  - significantly improving our capital levels;
  - reducing our parent-level debt by more than $1 billion since the end of 2021;
  - refinancing and extending our nearer-term debt maturities;
  - diversifying our funding mix;
  - increasing our tangible book value per common share, a non-GAAP financial measure (as reconciled in Appendix A) by a compound annual growth rate of approximately 19% since the end of 2021;
  - opportunistically repurchasing over $300 million in principal amount of our convertible notes in 2024; and
  - most recently, in March 2025, issuing $400 million of subordinated debt, which further strengthens our total regulatory capital ratios while providing capital flexibility for future growth and further optimization of our capital position over time.

2024 Financial Highlights

Our 2024 financial performance reflected continued progress on our strategic initiatives and underscored the strength of our business model and the value of our products and services. As of the end of 2024, we had:

85% OF LOANS SECURED THROUGH AT LEAST:

2026

9 OF 10 LARGEST PROGRAMS SECURED THROUGH AT LEAST:

2028

LOWERED DOUBLE LEVERAGE RATIO TO 105%, ACHIEVING TARGET OF:

<115%

INCREASED COMMON EQUITY TIER 1 CAPITAL RATIO TO:

12.4%

INCREASED TANGIBLE BOOK VALUE PER COMMON SHARE* TO:

$46.97

REPURCHASED NEARLY ALL OF OUR CONVERTIBLE NOTES:

$306M
(principal amount repurchased)

GREW CONSUMER DEPOSITS TO:

$7.7B

CONSUMER DEPOSITS ACCOUNTED FOR:

43% of total funding

*   Tangible book value per common share is a non-GAAP financial measure; see the reconciliation included in Appendix A.

2024 Focus Areas and Achievements

Below are our key areas of focus for the year, which we originally shared with our stockholders during our January 2024 earnings call. We built on our position of strength by focusing on these four areas throughout the year and advanced our commitment to drive sustainable, profitable growth and build long-term value for our stockholders:



Responsible growth

Scaled and diversified product offerings to align with the changing macroeconomic landscape, while optimizing brand partner growth and revenue opportunities

Managed macroeconomic and regulatory environment

Proactively executed strategies to mitigate business impacts resulting from government regulation and macroeconomic challenges

Accelerated digital and technology capabilities

Drove our digital-first strategy to enhance product offerings, increase customer self-servicing and improve the overall customer experience

Operational excellence

Accelerated continuous improvement gains to drive technology advancements, improved customer satisfaction, control enhancements, enterprise-wide efficiency and value creation

Despite the headwinds of challenging macroeconomic conditions and an uncertain regulatory environment, we achieved significant progress in 2024 within each of these key focus areas. Below are certain of the key achievements that we made within each focus area, along with detail on how elements of our 2024 compensation program supported and incentivized delivery on these strategic initiatives:

2024 Key Focus Area	Key Achievements within Focus Area in 2024	How Focus Area is Reflected in Our 2024 Compensation Program
Responsible Growth	• Launched new programs with Hard Rock International, HP and Saks Fifth Avenue • 9 out of 10 largest programs are secured through at least 2028 • Maintained stable credit risk distribution despite a challenging macroeconomic environment • Balanced investment and risk through disciplined capital allocation	• ROE *(LTIC plan metric)* • PPNR *(30% weighting on AIC scorecard)* • Average Loans *(10% weighting on AIC scorecard)* • NCLs *(10% weighting on AIC scorecard)* • Operating Leverage *(10% weighting on AIC scorecard)* • NPS *(5% weighting on AIC scorecard)*
Manage macroeconomic and regulatory environment	• Effectively implemented our enhanced end-to-end credit management process to balance profitability and risk • Maintained conservative economic scenario weightings in our credit reserve modeling • Executed on mitigation strategies to limit the potential impact of the CFPB's rule on credit card late fees	• Average Loans *(10% weighting on AIC scorecard)* • NCLs *(10% weighting on AIC scorecard)* • ERM Composite Metric *(10% weighting on AIC scorecard)* • Readiness for the CFPB Late Fee Rule was a Strategic Modifier to our AIC scorecard

2024 Key Focus Area	Key Achievements within Focus Area in 2024	How Focus Area is Reflected in Our 2024 Compensation Program
Accelerate Digital & Technology	• Advanced our technology platform anchored on customer centricity, resiliency, security and growth • Significant technology enhancements in loan servicing and collections capabilities, credit risk strategy, fraud mitigation and marketing • $100+ million of 4-year run rate estimated savings through changes to operating model, workforce strategy, SaaS rationalization, instrumentation and automation	• Performance on Critical SLAs *(5% weighting on AIC scorecard)* • Digital Engagement Composite Metric *(5% weighting on AIC scorecard)* • Application Availability *(5% weighting on AIC scorecard)* • NPS *(5% weighting on AIC scorecard)* • ROE *(LTIC plan metric)* • PPNR *(30% weighting on AIC scorecard)*
Operational Excellence	• Leveraged innovation, best practices and scale to gain efficiencies throughout the organization • Broad employee engagement and buy-in (700+ ideas submitted by employees) • ~30 process automations already introduced that are estimated to save 100,000+ work hours in 2025	• Operational Excellence was a Strategic Modifier to our AIC scorecard • Operating Leverage *(10% weighting on AIC scorecard)* • ROE *(LTIC plan metric)* • Associate Engagement *(5% weighting on AIC scorecard)*

Other 2024 Achievements

While we are pleased with our performance across our 2024 focus areas and the other highlights discussed above, our achievements for the year extended much further. At Bread Financial, we believe our ability to create long-term value for all our stakeholders is linked to the effective prioritization and management of our sustainability strategy. Our sustainability strategy is representative of the responsible business practices that are integrated in every facet of our enterprise operations. Additionally, it reflects routine feedback from our key stakeholders to ensure we appropriately prioritize critical aspects of our business that enable achievement of our long-term financial and reputational goals. We continue to evolve and mature our sustainability strategy, making notable progress advancing our objectives during 2024, which we believe will continue to help drive our future success. For additional detail regarding our 2024 sustainability highlights, please see "Proxy Summary—Sustainability Highlights" beginning on page ix and "Commitment to Sustainability" beginning on page 25.

For additional detail regarding our 2024 corporate governance highlights, please see "Proxy Summary—Corporate Governance Highlights" beginning on page viii and "Corporate Governance" beginning on page 2.

In recognition of our various achievements in 2024, we are also proud to have been recognized with a number of awards and designations throughout the year, including (alphabetically):

• BenchmarkPortal Center of Excellence (19th consecutive year on the list)

• Fortune—Fortune 1000

• GOBankingRates—Best Banks of 2024—Best High-Yield Savings Accounts

• Great Place to Work Certified (United States and India)

• Great Place to Work—Best Workplaces in Fintech (India)

• Money.com—Best CD Rates of 2024

- Money.com Best Online Banks 2023-2023
- Newsweek's America's Greatest Workplaces for Parents & Families
- Newsweek's America's Most Responsible Companies
- Newsweek's Most Trustworthy Companies in America
- Newsweek's Greatest Workplaces for Diversity
- Newsweek's Excellence 1000 Index—Excellence in Financial Services, Customer Service, Sustainability and Social Responsibility
- OnCon Icon Awards—Top 10 Talent Acquisition Teams
- PLANSPONSOR—Excellence in Retirement Awards—2024 Plan Sponsor of the Year
- Purpose Jobs—Best Culture
- TIME—America's Best Mid-Size Companies 2024
- TIME—World's Best Companies
- U.S. News & World Report Best Places to Work (Overall; Financial Services; Midwest)

For additional information, please also see "Proxy Summary—2024 Business Highlights & Awards" beginning on page iii.

2025 and Beyond

As we move forward into 2025 and beyond, we will continue to build on our position of strength. We remain committed to generating responsible growth, while effectively managing the macroeconomic, legislative and regulatory environments. We will continue to focus on disciplined capital allocation and risk management, ensuring appropriate returns on investments, reducing risk and maintaining a strong balance sheet. Finally, we will continue to execute on our operational excellence efforts, including driving innovation through technology advancements, including in AI and automation, and improving processes that result in an enhanced customer experience, reduced risk exposure, and enterprise-wide efficiency and value-creation. Combined, we believe these initiatives will enable us to continue to compete and win as a strong, sustainable business and deliver long-term value to our stockholders.

Say-On-Pay and Stockholder Engagement

At our 2024 annual meeting of stockholders, we held an advisory vote on our 2023 executive compensation program, and approximately 82% of the votes cast were in support of the program. While still representing significant support for our compensation practices, we are not content with the results of last year's say-on-pay vote, and we have been focused on understanding and responding to our stockholders' feedback reflected in this vote.

In 2024, we engaged in proactive and extensive outreach with our stockholders, including:

- reaching out to stockholders representing **81%** of our common stock
- actively engaging with stockholders representing **58%** of our common stock (**170** discrete stockholders)
- actively engaging on executive compensation matters with stockholders representing **44%** of our common stock
- our CFO participating in meetings with **145** discrete stockholders, and in many cases meeting multiple times throughout the year with particular stockholders
- our CEO participating in meetings with **75** discrete stockholders, and in many cases meeting multiple times throughout the year with particular stockholders
- our Chairman participating in meetings with certain larger stockholders, where appropriate, representing **20%** of our common stock
- engaging with proxy advisory firms such as Glass Lewis and ISS
- holding a successful Investor Day in June 2024, during which our executive leadership team discussed our business transformation and strategy and provided updated medium- and long-term financial targets

For more information regarding our engagement efforts with both equity and debt investors, including a timeline of our annual stockholder engagement, please see "Corporate Governance—Investor Engagement." For additional information regarding our engagement efforts with our stakeholders more broadly, please see "Proxy Summary—Stakeholder Engagement & Transparency."

Through our engagement efforts, we sought to elicit stockholders' perspectives related to our executive compensation program, including program design elements and specific actions to inform appropriate responses to the say-on-pay vote. Much of the feedback that we received during 2024 was positive, and the discussions that we had with stockholders about potential enhancements to our compensation programs were constructive. The feedback received during these meetings was then shared and discussed with the CHCC.

The table below describes what we heard from our stockholders, both in terms of positive feedback and areas for improvement, and how we are responding to that feedback.

Feedback We Heard from Stockholders	**How We are Responding**

LTIC: Preference for the addition of one or more performance metrics into our PBRSU design	The most frequent topic that arose in our conversations with stockholders throughout the year was the design of our PBRSUs, and specifically whether the CHCC would consider incorporating one or more additional performance metrics into our PBRSUs, which in recent years were based solely on ROE.
	
	Taking this stockholder feedback into account, we are pleased to report that the CHCC re-designed our PBRSU grants for 2025:
	  • **ROTCE**: 75% of the PBRSU award is tied to Return on Tangible Common Equity (ROTCE)
	  • **EPS**: 25% of the PBRSU award is tied to Earnings per Share (EPS)
	  • **rTSR**: We have added a +/- 10% rTSR modifier measured against a defined peer group
	
	Throughout our dialogue with stockholders, there was not consensus among stockholders regarding any particular additional metric(s) that stockholders preferred to be incorporated into our PBRSU design. In finalizing the design outlined above, however, the CHCC sought to synthesize the feedback received from stockholders to utilize a mix of metrics that makes sense for our business, properly incentivizes our NEOs and further aligns our NEOs' interests with those of stockholders.
	
	As with prior years: (i) 60% of our NEOs' LTIC awards are in the form of PBRSUs, with the remaining 40% in TBRSUs, emphasizing the performance component of our NEOs' long-term equity incentive compensation; (ii) the payout remains at 50% for threshold performance and 150% for maximum performance; and (iii) the PBRSUs will be measured over a three-year period.

AIC: Support for changes made to our 2024 AIC scorecard	Stockholders were supportive of the stockholder-focused changes that we made to the design of our 2024 AIC scorecard (which we have carried forward into 2025), including:
	  • Increasing the weighting of the Stockholder metrics from 60% to 70%
	  • Capping the total payout on the core scorecard at 100% (before modifiers) unless the Financial metrics, in aggregate, achieve at least 85% of target

Disclosure: Support for forward-looking performance targets for PBRSUs	Stockholders were appreciative of our disclosure of forward-looking performance targets. We were pleased to hear this feedback, and we continue to provide these forward-looking disclosures. See "—Compensation Programs—Long-Term Equity Compensation—PBRSU Targets and Results" below.
Disclosure: Support for the comprehensive disclosure and transparency regarding AIC scorecard	We were thankful to hear this feedback. Transparency in our disclosures regarding our compensation practices and decision-making remains a key priority for us.

The CHCC will continue to consider the long-term interests of the Company and our stockholders when making decisions regarding our compensation program and the outcome of future say-on-pay votes. We currently provide stockholders with an annual "say-on-pay" advisory vote on the compensation of our NEOs, and we intend to continue doing so on an annual basis.

Compensation Principles and Governance

We consider our executive compensation program integral to our ability to grow and improve our business. Our executive compensation program is structured at competitive levels and designed to reward executive officers when the Company achieves above industry-average performance, and to significantly reduce rewards for performance below expectations. We maintain compensation plans that tie a substantial portion of our NEOs' overall target annual compensation to the achievement of pre-established financial and non-financial objectives that support our business strategies, with a mix that balances short- and long-term goals.

The CHCC employs multiple performance measures and strives to award an appropriate mix of annual and long-term incentives to avoid overweighting short-term objectives. Through our executive compensation program, we seek to properly incentivize and reward our executives for performance with competitive pay, allowing us to attract, retain, motivate and engage the highest level of executive talent to guide our business and successfully execute on our strategies.

The primary principles of our compensation program are described below:

PRINCIPLES OF OUR COMPENSATION PROGRAM

Incentivize Performance	We design our compensation program to pay for performance, with performance measured against challenging annual and long-term goals aligned with our key business priorities.
Deliver Long-Term Stockholder Value	We design our compensation program to promote sound decision-making for the business that drives long-term stockholder value and avoids excessive risk-taking. We seek to align management's incentives with the creation of stockholder returns over the long-term, by requiring significant stock ownership and delivering the majority of our CEO's target direct compensation in the form of LTIC awards.
Deliver Competitive Pay	We provide compensation that is competitive with market practice and reflective of the responsibilities of the role.
Attract, Retain and Engage Key Talent	We design our compensation program to attract, retain and engage the highest level of executive talent to guide our business and successfully execute our long-term strategy, which is essential to driving stockholder value.

Key Compensation Policies and Practices

Our compensation program, practices and policies are reviewed and evaluated on an ongoing basis to address evolving best practices and changing regulatory requirements. We list below some of the more significant best practices we have adopted and the practices we have avoided.



What We Do



PERFORMANCE-BASED PAY

We emphasize pay for performance. Our executive compensation includes both annual cash and long-term equity components tied to financial and non-financial performance.

STOCKHOLDER ALIGNMENT

Our compensation program is designed to be aligned with our long-term interests and those of our stockholders, with a majority of our CEO's target direct compensation delivered as LTIC awards (of which 60% are performance-based).

ROBUST GOAL-SETTING

We set challenging goals that align with Company strategy.

CLAWBACK PROVISIONS

We have adopted a comprehensive clawback policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, which policy is compliant with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

DOUBLE-TRIGGER CHANGE IN CONTROL

We use double trigger acceleration provisions upon a change in control in our equity incentive plans and related equity award agreements.

SIGNIFICANT STOCK OWNERSHIP

Our directors and executive officers are required to hold a minimum amount of stock to further enhance alignment with stockholders.

BALANCED COMPENSATION STRUCTURE

We utilize a balanced approach to compensation, combining fixed and variable, short-term and long-term, and cash and equity components.

INDEPENDENT COMPENSATION COMMITTEE

Each member of our CHCC meets the independence requirements under SEC rules and NYSE listing standards.

INDEPENDENT COMPENSATION CONSULTANT

The CHCC engages an independent compensation consultant.

What We Don't Do

NO EMPLOYMENT, SEVERANCE OR CHANGE IN CONTROL AGREEMENTS

We do not have employment, severance or change in control agreements with our executive officers.

NO TAX GROSS-UP PROVISIONS

We do not enter into excise tax gross-up arrangements with any of our executive officers.

NO EXCESSIVE PERQUISITES

We provide only limited perquisites to our executive officers.

NO SPECULATIVE TRADING

Our directors, executive officers and associates are prohibited from trading in puts or calls or engaging in short sales with respect to our securities.

NO EXCESSIVE RISK-TAKING

We regularly review our compensation program to ensure that the program does not promote unnecessary or excessive risk-taking.

NO PLEDGING OF OUR SECURITIES

Our directors, executive officers and associates are prohibited from holding our securities in a margin account or otherwise pledging our securities as collateral for a loan.

NO HEDGING OF OUR SECURITIES

Our directors, executive officers and associates are prohibited from engaging in hedging transactions with respect to our securities.

NO DIVIDENDS ON EQUITY GRANTS UNLESS VESTED

We do not pay dividends or dividend equivalent rights on any equity granted to directors or executive officers unless those grants vest.

Summary of CEO and Other NEOs Pay Mix

Consistent with our compensation philosophy, the total target direct compensation of our NEOs is heavily weighted towards variable, at-risk compensation that is tied to performance, with 88% of our CEO's total pay at risk and 79% of our other NEOs' average total pay at risk. The 2024 performance-based component for our CEO and our other NEOs' comprised 62% and 60%, respectively, of such executive officers' total direct compensation.



2024 CEO TARGET PAY MIX[1]

- Base, 12%
- TBRSUs, 26%
- AIC, 23%
- PBRSUs, 39%
- **88%** Pay At Risk

2024 AVERAGE NEO TARGET PAY MIX[1]

- TBRSUs, 19%
- Base, 21%
- AIC, 31%
- PBRSUs, 29%
- **79%** Pay At Risk

(1)   These pay mix charts exclude amounts listed in the column titled "All Other Compensation" in the *Summary Compensation Table* included in this proxy statement.

Compensation Programs

Overview of 2024 NEO Compensation Program Elements

The following is an overview of the 2024 compensation program elements for our NEOs. We use each component of compensation to satisfy one or more of our compensation objectives. The CHCC places a significant portion of the overall target compensation for our executive officers "at risk," without encouraging excessive or unnecessary risk-taking.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Base Salary	Cash; Fixed	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Compensates for day-to-day performance • Attracts, retains and rewards NEOs with competitive fixed pay • Reflects experience and job scope	Page 63
Annual Incentive Compensation (AIC)	Cash; Performance-Based	One Year	Based on results of balanced scorecard for the year	• Incentivizes performance on a range of financial and non-financial metrics in the following categories: Stockholder, Customer and Associate • Rewards successful execution of key annual strategic goals	Page 63
Long-Term Equity Incentive Compensation (LTIC)	60% PBRSUs	Three-Year Cliff Vesting	ROE	• Aligns incentives with stockholder interests and long-term financial objectives • Focuses our executives on delivering exceptional performance	Page 72
	40% TBRSUs	Vests Ratably Over Three-Year Period	Time-based	• Increases retention • Promotes direct alignment with stockholder interests • Rewards creation of long-term value	Page 72

Base Salary

While the majority of our NEOs' compensation is contingent upon meeting specified performance targets, we pay our NEOs a competitive base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the CHCC seeks to keep base salary competitive by considering, among other factors, the nature and responsibility of the position; experience of the individual; market data; internal pay equity; and the other factors set forth under "Compensation Determination Process" below. The CHCC reviews base salaries at least annually.

In January 2024, the CHCC, together with its independent compensation consultant, reviewed the base salaries of our NEOs for fiscal year 2024. The CHCC considered the various factors set forth above, including a competitive assessment of the Company's executive compensation against the Company's peers and other industry data prepared by the independent compensation consultant. Based on these considerations, the CHCC approved the following base salary adjustments for 2024: **Mr. Andretta's 2024 base salary was unchanged from 2023; and the other NEOs' 2024 base salaries were increased by 2.3% over 2023.**

BASE SALARY (ANNUALIZED RATE)

Named Executive Officer	2024	2023	% Change
Ralph J. Andretta	1,155,000	1,155,000	−%
Perry S. Beberman	665,000	650,000	2.3%
Allegra S. Driscoll	625,000	N/A	N/A
Valerie E. Greer	665,000	650,000	2.3%
Joseph L. Motes III	660,000	645,000	2.3%

Annual Incentive Compensation

AIC is the annual cash-denominated performance-based component of our executive compensation program designed to provide an incentive to our NEOs and other executive officers to contribute to our annual objectives, including key strategic priorities for the year. The CHCC focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results and other objectives by providing a basic reward for reaching threshold expectations, plus an upside for reaching our aspirational goals. Our formulaic AIC program is structured to reflect specific and measurable financial and non-financial goals, which are approved by the CHCC at the beginning of the year and set forth on the Company's annual balanced scorecard.

HOW AIC AWARDS ARE CALCULATED



During fiscal year 2024, each of our NEOs was eligible to earn an AIC award. Each NEO's target AIC award (Target Award) was expressed as a percentage of his or her base salary, reflecting peer and industry data and practice, internal equity among executive officers, the intended value and mix of target total direct compensation and the other factors set forth under "Compensation Determination Process" below. After the end of the fiscal year, the CHCC determined the amount of each NEO's AIC award based upon the Company's achievement against pre-determined goals, as set forth in the Company's 2024 core scorecard and as modified by the modifiers that were adopted as part of the 2024 AIC program.

Core Scorecard Payout Opportunities. For the 2024 AIC core scorecard metrics, the CHCC established threshold, target and maximum goal levels for each metric, with threshold equating to a payout of **50%** of the Target Award, target generally equating to a payout of **100%** of the Target Award, and maximum equating to a payout of **200%** of the Target Award. The only exception to the foregoing is that, for 2024, the Financial metrics in the core scorecard (i.e., Average Loans, NCLs, PPNR and Operating Leverage) had a target range, rather than a discrete number as the target. Within the target range for the Financial metrics, the low-end of the range equated to a score of 95% of the Target Award and the high-end of the range equated to a score of 105% of the Target Award, with results between the low-end and the high-end of the target range interpolated on a straight line basis. At the time the 2024 scorecard was approved, there was significant macroeconomic uncertainty and it was unclear whether, and to what extent, those conditions would improve or worsen throughout the year. Accordingly, the rationale for using the target range was to avoid unfairly penalizing or rewarding NEOs for macroeconomic volatility that was outside of their control. **Beginning in 2024, the CHCC also incorporated a new provision into the AIC program, which provides that the core scorecard would be capped at 100% unless the Company scored at least 85% on the Financial metrics (i.e., Average Loans, NCLs, PPNR and Operating Leverage), in aggregate.**

Results are interpolated for performance (i) between threshold and target (or, in the case of Financial metrics, the low-end of the target range), and (ii) between maximum and target (or, in the case of the Financial metrics, the high-end of the target range).

After the score for each individual metric is determined, it is then multiplied by the weighting assigned to that metric (see "—2024 Balanced Scorecard Targets and Results" below), and the weighted scores for all metrics are added together to determine the total core scorecard result.

Application of Modifiers to Payout Opportunities. The CHCC also established two strategic modifiers in 2024, each of which was based on a critical business priority for 2024. Each of these strategic modifiers had the potential to increase the total payout percentage by up to a maximum of 10%. Lastly, the CHCC incorporated a Discretionary Consideration Framework (DCF) modifier for 2024, which could either increase or decrease the total payout percentage by up to a maximum of +/-10%.

Establishing a maximum payout amount under our AIC plan deters excessive risk-taking, while having an equitable payout amount that can be earned at a defined performance threshold encourages goal attainment. No payout is made for performance below the threshold performance amount.

2024 CORE SCORECARD DESIGN

Our 2024 core scorecard encompassed a selection of both financial and non-financial metrics important to all stakeholders, organized under the Stockholder, Customer and Associate categories. The scorecard consists of rigorous, quantitative performance metrics that were pre-established early in 2024 in these three categories. See "Compensation Determination Process—Target Setting" below for additional detail. The CHCC then reviewed progress against each metric throughout the year and evaluated achievement of the metrics in January 2025. The Financial metrics selected for 2024 were designed to incentivize strong financial results and align our NEOs' interests with those of our stockholders, while also prioritizing non-financial metrics that also create value for our stockholders, including in the areas of risk, audit and controls, customer and brand partner relationships and human capital management. The goals were designed to be challenging and incentivize our NEOs to advance our strategic and operational priorities, in the face of uncertain macroeconomic and regulatory conditions. Beginning in 2024, in response to feedback we received from our stockholders, we increased the weighting of the Stockholder metrics in the core scorecard from 60% to 70%.

Below is a description of the core scorecard metrics selected by the CHCC for 2024, along with detail regarding the rationale for each metric's inclusion in the core scorecard.

	Metric	Measurement of Metric	Why Metric is Important
Stockholder (70%)	Average Loans	Average total amount of our credit card and other loans during 2024, including any loans classified as held-for-sale.	Important indicator of the Company's growth and ability to win new business, retain existing brand partners, and generate new loans and accounts.
	NCLs	Total net principal credit losses for 2024.	Focuses management on quality underwriting, credit risk management and successful collection and recovery efforts.
	PPNR[1]	PPNR is calculated by increasing/decreasing Income from continuing operations before income taxes by the net provision/release in Provision for credit losses. PPNR is a non-GAAP financial measure and is reconciled to the most directly comparable GAAP measure included in our consolidated audited financial statements in Appendix A.	Measures our results of operations before income taxes, excluding the volatility that can occur within Provision for credit losses. When used in concert with credit-related metrics like NCLs, PPNR provides additional clarity in understanding our results and trends. It is a key measure to track core earnings over time to demonstrate sustainable, profitable growth. *Accordingly, PPNR is weighted more heavily than the other Stockholder metrics.*
	Operating Leverage[1]	The calendar year-over-year percentage change in total revenue net, less the calendar year-over-year percentage change in non-interest expense.	Measures discipline around deployment of resources and expense control in relation to revenue growth, efficiency and value creation. It is an important indicator of profitable growth.
	ERM Composite Metric	A composite ERM metric based on: % of Self-Identified Issues; Timely Remediation of Issues; and % of Satisfactory Audit Results performed by Internal Global Audit.	Measures the success of our ERM program in proactively identifying and reporting potential issues impacting our risk tolerances, and efficiently remediating issues and tracking successful audits. Strong governance and proactive risk management are guiding principles of the Company's strategy.

	Metric	Measurement of Metric	Why Metric is Important
Customer (20%)	Performance on Critical SLAs	Measured based on Company's aggregate level of performance on "Critical" SLAs (and other SLAs that carry financial penalties or termination risk). Measured under contracts with Top 25 brand partners, based on loan balances.	Our industry is highly competitive, and we compete on the level of service we provide our customers. The critical SLAs correlate to stronger customer satisfaction and performance; when we fail to deliver on these standards, we risk financial penalties, our reputation, and ultimately, our ability to retain our Brand relationships.
	Digital Engagement Composite Metric	Composite Metric based on: • Active Digital User Rate (ADU)—Calculated based on digital users receiving a billing statement / active billing accounts (70% of metric) • Interactive Voice Response System (IVR) Completion Rate: Calculated based on % of calls to IVR that terminate (30% of metric)	Increasing our ADU rate is a key business initiative contributing to higher share-of-wallet, lower cost-to-serve, and enterprise paperless initiatives. Increasing our IVR completion rate is a key business initiative to reduce cost-to-serve and further limit the number of customer inquiries requiring associate assistance.
	Application Availability	Application Availability is measured as a percentage, based on seconds of uptime and downtime (excluding planned downtime) within each month.	Application Availability is critical to servicing our customers and brand partners and ensuring our business runs smoothly without disruption. This was a new metric for 2024
	NPS	To calculate NPS, customers are surveyed "On a scale of 0-10, how likely are you to recommend this company's product or services to a friend or colleague?" Scores of 0-6 are "Detractors," scores of 7-8 are "Passives" and scores of 9-10 are "Promoters." NPS = % Promoters minus % Detractors.	It is crucial that our customers have positive experiences in each of their touch points with us. Our customers (and brand partners) have many options available to them, and if we are unable to provide consistently positive experiences, we may be unable to effectively compete. NPS measures the extent to which our customers are true brand advocates.
Associate (10%)	Associate Engagement	Measured based on the composite score on the three "Engaged Outcome" sections of the Company's Annual Associate Survey, measuring: • Career Confidence: *Overall, I believe my career goals can be met at this company.* • Motivation: *This company motivates me to contribute more than is required by my work.* • Advocacy: *I would recommend this company to people I know as a great place to work.*	We take a holistic approach to our associates' experiences, recognizing that an engaged workforce drives our long-term growth and sustainability. This metric seeks to measure associate engagement, by looking at the extent to which associates have confidence in the business, are motivated to go above and beyond in their roles, and serve as advocates for our brand.
	Core Associate Experience	Measured based on the degree of consistency among gender and racial groups having a positive work experience at Bread Financial, using the comparative results among such groups on the Associate Experience metrics in the Company's associate surveys (i.e., Participation, Leadership, Recognition, Learning & Development, Communication, Flexibility/Balance, and Enablement + "I would recommend BFH to people I know as a great place to work").	Designed to ensure that Bread Financial is creating an inclusive work environment, where all associate populations are having a consistently positive work experience. This was a new metric for 2024.

(1) At the time of the CHCC's approval of the 2024 core scorecard, the CHCC pre-approved certain adjustments that impacted the calculation of PPNR and Operating Leverage metrics. These adjustments are discussed below under "2024 Balanced Scorecard Targets and Results."

2024 MODIFIERS TO CORE SCORECARD

For 2024, the CHCC approved two strategic modifiers to the core AIC scorecard, which were based on two of the Company's business-critical focus areas for 2024—namely (i) readiness for the CFPB's credit card late fee rule and (ii) the Company's Operational Excellence initiative. These strategic modifiers are important not only due to their in-year benefit for 2024, but also because of the value they generate on a go-forward basis in terms of revenue generation, efficiencies and the development of new capabilities. In addition, the CHCC approved the DCF modifier for 2024. Additional detail regarding the CHCC's rationale for choosing each of these modifiers is set forth below:

	Measurement of Metric	Why We Chose this Modifier
Strategic Modifier #1: Readiness for CFPB Late Fee Rule (0% to +10%)	Measured on a gradient, with a total impact to AIC results of 0% to +10%	• The CFPB issued a rule, which was originally scheduled to become effective in May 2024, that would reduce the safe harbor amount for late fees that credit card issuers are authorized to charge from $30 to $8. • This rule is currently subject to an injunction, but if this rule becomes effective on its current terms, it would represent a significant challenge to our Company, both financially and operationally. • In adopting this modifier, the CHCC sought to challenge and incentivize management to maximize readiness for the CFPB's late fee rule, in terms of (i) governance infrastructure, (ii) development of mitigation measures, (iii) development of new capabilities and (iv) execution. • As noted above, "Managing the Macroeconomic and Regulatory Environment" was one of our key focus areas for 2024, and that focus is reflected in the CHCC's choice of this strategic modifier.
Strategic Modifier #2: Operational Excellence (0% to +10%)	Measured on a gradient, with a total impact to AIC results of 0% to +10%	• In October 2023, we launched our Operational Excellence initiative, which is an enterprise-wide effort focused on improving the way our Company works, with the goal of driving efficiencies and value creation. • In preparing our Board-approved 2024 budget, the anticipated value from Operational Excellence initiatives was embedded into that budget. • In adopting this modifier, the CHCC sought to challenge and incentivize management to generate even greater efficiencies and value from Operational Excellence initiatives, incremental to those already in the budget. • As noted above, "Operational Excellence" was one of our key focus areas for 2024, and that focus is reflected in the CHCC's choice of this strategic modifier.

Discretionary Consideration Framework (DCF) (-10% to +10%)	Measured on a gradient, with a total impact to AIC results of -10% to +10%	• For 2024, the CHCC approved a DCF modifier, which provided the full Board with discretion to increase or decrease the scorecard results by up to +/-10%, but subject to a pre-established framework for consideration. The framework permitted the full Board to consider significant issues or changes that were not contemplated in the core scorecard, including:
		  • Unforeseen macroeconomic impacts
		  • Technology transformation results
		  • Balance sheet strengthening/weakening
		  • New regulatory issues
		  • Unplanned strategic acquisitions/capabilities
		  • Changes in supervisory ratings

A description of the factors that the CHCC considered in evaluating the success of each modifier, along with the Company's final results on the modifiers, is included below under "—2024 Balanced Scorecard Targets and Results."

2024 BALANCED SCORECARD TARGETS AND RESULTS

Below is detail regarding the threshold, target and maximum performance goals for each metric in our 2024 AIC core scorecard, as well as the Company's results on each metric, the weighted scoring for each metric, and the final total balanced scorecard result:

	Measure	Threshold	Target	Maximum	Annual Results	Score	Assigned Scorecard Weight	Final Weighted Score
Stockholder (70%)	Average Loans ($mm)[1]	$17,007	$18,007 – $18,226	$19,226	$17,713	81.75%	10%	8.18%
	NCLs ($mm)[1]	$ 1,626	$ 1,448 – $ 1,431	$ 1,253	$1,489	84.67%	10%	8.47%
	PPNR ($mm)[1][2]	$ 1,734	$ 1,892 – $1,986	$ 2,114	$1,899	95.70%	30%	28.71%
	Operating Leverage[1][2]	(3.00)%	.21% – 3.03%	6.00%	1.99%	101.32%	10%	10.13%
	ERM Composite Metric	[3]	[3]	[3]	[3]	97.49%	10%	9.75%
Customer (20%)	Performance on Critical SLAs	97%	98%	99%	98.29%	129.00%	5%	6.45%
	Digital Engagement Composite Metric	61.75% (ADU) & 73.84% (IVR)	63.00% (ADU) & 75.00% (IVR)	64.25% (ADU) & 76.34% (IVR)	63.76% (ADU) & 76.37% (IVR)	160.8%/ 200%	5%	8.63%
	Application Availability	99.85%	99.90%	99.95%	99.91%	120.00%	5%	6.00%
	NPS	45.10%	47.60%	50.10%	47.20%	92.00%	5%	4.60%
Associate (10%)	Associate Engagement	70%	77%	84%	79.60%	137.14%	5%	6.86%
	Core Associate Experience	4% Δ	3-2.0% Δ	1% Δ	0.79%	200.00%	5%	10.00%

(1) Financial metrics use a target zone: low-end of target scores at 95%; high-end of target scores at 105%; results between low- and high-end are interpolated. Financial metrics, in aggregate, must achieve ≥85% or core scorecard result is capped at 100% funding. Final result on Financial metrics, in aggregate, was 92.47%.

(2) Results of PPNR and Operating Leverage were impacted by certain pre-approved adjustments; see discussion below for additional details.

(3) Targets not disclosed for the ERM Composite Metric due to composite nature of the metric and potential sensitivity of the underlying targets.

Core Scorecard Result	107.77%

Modifiers

Modifier Description	Potential Score	Score and Impact to AIC Funding
Readiness for CFPB Late Fee Rule	0-10%	+9.25%
Operational Excellence	0-10%	+10.00%
DCF	−10% to +10%	+2.98%
		Total: 22.23%

Core Scorecard Result + Modifiers = 130% Total Result

As shown above, the Company's results on the 2024 core scorecard (before applying the modifiers) yielded a payout percentage of 107.77%.

Beginning in 2024, the CHCC incorporated a new provision into the AIC program, which provides that the core scorecard would be capped at 100% unless the Company scored at least 85% on the Financial metrics (i.e., Average Loans, NCLs, PPNR and Operating Leverage), in aggregate. With an aggregate score of 92.47% on the Financial metrics, the Company exceeded this threshold and, therefore, payouts were not capped under the core scorecard. Average Loans for 2024 were $17.7 billion, which was between threshold and target, due primarily to higher losses throughout the year, resulting in a score of 81.75% on that metric. Similarly, the Company's result on NCLs was between threshold and target, resulting in a score of 84.67% on that metric. PPNR for the year ($1.9 billion) was solid, although slightly below target, resulting in a score of 95.70%. Lastly among the Financial metrics, Operating Leverage was strong in 2024 and above the midpoint of the target range, resulting in a score of 101.32%. The ERM Composite Metric resulted in a score of 97.49%, with ERM—% of Self-Identified Issues and % of Satisfactory Audits both exceeding target. The ERM—Timely Remediation component of ERM Composite Metric fell short of threshold, which we believe was due to the heightened focus on resolving high/critical issues, which resulted in delays in remediating lower-priority issues.

Among the Customer metrics, the Company scored between target and maximum on the SLA metric, yielding a payout of 129% on that metric. On the Digital Engagement Composite Metric, the Company performed very well in 2024, with the ADU rate portion of the metric scoring 160.8% and the IVR portion scoring a perfect 200%. We were also pleased with the Company's result on the Application Availability metric (120%), which we believe was reflective of the enhanced resiliency of the Company's systems. On the NPS metric, the Company once again had a solid performance, resulting in a score of 92% on that metric.

Among the Associate metrics on the core scorecard, the Company's performance was strong on the Associate Engagement and Associate Experience metrics, significantly exceeding target, which we believe is reflective of our NEOs' commitment to promoting an engaged workforce and inclusive work environment that drives our long-term growth and sustainability. Additional detail regarding our human capital strategies, as well as our broader sustainability efforts, can be found in the "Commitment to Sustainability" section included elsewhere in this proxy statement.

As referenced above, PPNR and Operating Leverage were impacted by certain adjustments that were approved by the CHCC. When the core scorecard was adopted in early 2024, the CHCC pre-approved certain adjustments, including: (i) unplanned gain/loss from portfolio sales; (ii) unplanned impacts from legacy businesses, including amounts associated with the Company's former Epsilon and LoyaltyOne segments; and (iii) unplanned debt retirement/issuance costs.

Certain of these pre-approved adjustments did result in impacts to the Company's results on the PPNR and Operating Leverage metrics, some of which were favorable to the Company's results while others were unfavorable. A summary of the impact of these adjustments is below:

Metric	PPNR	Operating Leverage
Actual Results (unadjusted)	1,778.8	–8.95%
Adjustments		
Exclude Gain on Sale (including 2023 Gain on Sale for calculating Operating Leverage)	(6.4)	4.91%
Adjustment to AIC Achievement Accrual	3.7	0.18%
Legacy Business Costs	5.7	0.27%
Debt Retirement Costs	116.7	5.57%
Subtotal of Adjustments	119.7	10.94%
Final Results (adjusted)	1,898.5	1.99%

With respect to the modifiers, below is a summary of the criteria and accomplishments that the CHCC and Board considered in evaluating the modifiers, along with the Company's final results:

Modifier	Criteria for Measuring Success	Outcome	Score

Strategic Modifier #1: Readiness for CFPB Late Fee Rule	• Success measured on a score of 1–5 on the Company's CFPB readiness within the following 4 key areas:
	  • Governance Infrastructure
	  • Development of Mitigation Measures
	  • Development of New Capabilities
	  • Execution
		• **Governance Infrastructure**: 5.0 out of 5.0
		  • Successfully implemented cross-functional workstreams with rigorous, routine reporting, including to senior management and the Board and its committees
		• **Development of Mitigation Measures**: 4.5 out of 5.0
		  • Successfully developed mitigation strategies and worked collaboratively with brand partners to communicate these strategies and amend or re-negotiate contractual arrangements as appropriate
		• **Development of New Capabilities**: 4.0 out of 5.0
		  • Successfully developed new capabilities to ensure that planned mitigation actions could be implemented on-demand
		  • Certain technology interdependencies were slightly behind schedule which negatively impacted the score
		• **Execution**: 5.0 out of 5.0
		  • Successfully executed multiple waves of changes-in-terms
		  • Completed technology updates for certain brand partners
		  • Established rigorous framework for tracking actual results
			+9.25%

Modifier	Criteria for Measuring Success	Outcome	Score
Strategic Modifier #2: Operational Excellence	• Success measured based on the amount of incremental value (revenue and savings) created by the Company's 2024 Operational Excellence initiatives, beyond the amounts already embedded within the Company's 2024 budget • Credit given for both 2024 in-year value and run-rate value in 2025	• Result on modifier determined by reference to formulaic matrix, with the levels of incremental value achieved through Operational Excellence efforts tied to corresponding scores on modifier • Company generated **more than $20 million** of in-year incremental value (and of run-rate value in 2025), which corresponded to a 10% payout on the matrix	+10%

DCF Modifier	• In considering the DCF modifier, the Board was authorized to consider significant issues or changes, not contemplated in the scorecard, in the following areas:
	  • Unforeseen macroeconomic impacts
	  • Technology transformation results
	  • Balance sheet strengthening/weakening
	  • New regulatory issues
	  • Unplanned strategic acquisitions/capabilities
	  • Changes in supervisory ratings
		• In January 2025, the CHCC and full Board considered the framework for the DCF modifier and the Company's 2024 results and achievements
		• Following that review, the CHCC recommended, and the full Board approved, a result of +2.98% on the DCF modifier
		• In making this determination, factors that the CHCC and the Board considered included:
		  • Significant progress in building and executing on key technology transformation initiatives, resulting in significant run-rate savings
		  • Success in strengthening our balance sheet, including through(i) retiring $306 million of the Company's outstanding convertible notes, (ii) achieving 105% double leverage (well below <115% target), (iii) increasing TBVPS to $46.97 and (iv) improving CET1 capital ratio to 12.4%
		  • Significant enhancements to the ERM program
			+2.98%

		TOTAL	**+22.23%**

In aggregate, the Company's scores on the modifiers increased the total scorecard payout percentage by 22.23%, which when added to the Company's score on the core scorecard (107.77%), resulted in a final score of 130.00% on the 2024 AIC balanced scorecard.

SUMMARY OF 2024 PERFORMANCE-BASED AIC PAYMENTS

The following table sets forth a summary of the AIC payments for the 2024 performance year, calculated using the final payout percentage of 130.00% from the 2024 balanced scorecard. These AIC payments are also included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* below. The target AIC percentages reflected below were unchanged from 2023, with the exception of Ralph Andretta, whose target AIC percentage was increased by the Board from 180% to 190% for 2024, to put additional emphasis on performance-based components of Mr. Andretta's compensation.

	Annual Base Salary ($)	X	Target AIC (%)	=	Target AIC ($)	X	Final Payout Percentage	=	AIC Payment ($)
Ralph J. Andretta	1,155,000		190%		2,194,500		130%		2,852,850
Perry S. Beberman	665,000		150%		997,500		130%		1,296,750
Allegra S. Driscoll	625,000		140%		875,000		130%		1,137,500
Valerie E. Greer	665,000		150%		997,500		130%		1,296,750
Joseph L. Motes III	660,000		150%		990,000		130%		1,287,000

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to align the interests of our NEOs and other executive officers with those of our stockholders and foster a focus on long-term results, as well as to encourage retention. Awards of performance-based LTIC pay out solely upon attainment of a threshold level of pre-determined performance targets.

In determining the target size of LTIC awards, the CHCC generally considers the following factors: (i) the value of total direct compensation for comparable positions at our proxy peer group and other market data; (ii) Company and individual performance against strategic plans; (iii) the number and value of LTIC awards previously granted; (iv) the allocation of overall equity awards attributed to our executive officers relative to all equity awards; and (v) the relative proportion of long-term incentives within the total direct compensation mix.

In 2024, we granted LTIC awards to our senior management and executive officers, including our NEOs, pursuant to our 2022 Omnibus Incentive Plan. Subsequent to those grants, at our 2024 Annual Meeting of Stockholders in May 2024, our stockholders approved our 2024 Omnibus Incentive Plan, under which our 2025 LTIC awards were made. Under each of the plans, the Board of Directors has delegated its authority under such plan to the CHCC, except for purposes of awards to the CEO.

2024 LTIC PLAN DESIGN, AND LOOKING AHEAD TO 2025

In 2024, for the fourth consecutive fiscal year, the CHCC structured our LTIC plan for our NEOs to consist of 60% PBRSUs and 40% TBRSUs, the features of which are summarized in the table below:

Element	Key Metrics	Features
Performance-Based Restricted Stock Units (60% of Award)	• Pre-determined annual ROE targets over 3-year period (0-150% achievement) • Annual ROE achievement averaged at end of 3-year period	• 3-year cliff vesting period (2024-2026) • Payout tied to performance • Annual ROE targets, established at the time of grant by the CHCC
Time-Based Restricted Stock Units (40% of Award)	• Vest ratably over 3-year period	• Units encourage long-term retention and align NEOs interests with stockholders

After taking into consideration the long-term incentive practices in the marketplace, we believe that a mix of PBRSUs and TBRSUs provides a market-competitive and balanced approach. The portion granted in PBRSUs, with vesting criteria tied to our financial performance, is intended to focus and incentivize our executives to deliver exceptional performance and further align incentives with stockholder interests. The portion granted in TBRSUs is intended to increase retention, while also promoting direct alignment with stockholder interests and rewarding the creation of long-term value.

The PBRSUs granted in 2024 were based solely on ROE performance. However, in response to feedback received from our stockholders and proxy advisory firms throughout the year, the CHCC re-designed our PBRSU grants for 2025, such that:

• **ROTCE**: 75% of the PBRSU award is tied to ROTCE;

• **EPS**: 25% of the PBRSU award is tied to EPS; and

• **rTSR**: We have added a +/- 10% rTSR modifier measured against a defined peer group.

As with 2024 and prior years: (i) 60% of our NEOs' LTIC awards are in the form of PBRSUs, with the remaining 40% in TBRSUs, emphasizing the performance component of our NEOs' long-term equity incentive compensation; (ii) the payout remains at 50% for threshold performance and 150% for maximum performance; and (iii) the PBRSUs will be measured over a three-year period. For additional information about this design change and other feedback we received from our stockholders throughout the year, please see "—Say-On-Pay and Stockholder Engagement" above.

LTIC AWARDS GRANTED DURING 2024
In February 2024, the following LTIC grants were made to our NEOs, with 60% of the total target award in the form of PBRSUs and the remaining 40% in TBRSUs:

Name	Target Grant Value ($)	PBRSUs Granted (in shares)[1]	TBRSUs Granted (in shares)[1]
Ralph J. Andretta	6,000,000	101,153	67,435
Perry S. Beberman	1,730,000	29,166	19,444
Allegra S. Driscoll	1,100,000	18,545	12,364
Valerie E. Greer	1,730,000	29,166	19,444
Joseph L. Motes III	1,330,000	22,423	14,949

(1) The target numbers of RSUs were determined by dividing the total grant value of the award by the 10-day average fair market value of the Company's common stock as quoted on the NYSE as of the date of grant.

PBRSU DESIGN FOR AWARDS GRANTED IN 2024
The PBRSUs granted in 2024 are subject to an annual ROE metric with threshold, target and maximum goals for each of 2024, 2025 and 2026. For the ROE metric, threshold, target and maximum goals ranging from 50% to 150% achievement are calculated on a scale interpolated between the threshold, target and maximum goal amounts, with a maximum payout of 150% of target.

After consideration of market practices and consultation with our independent compensation consultant, the CHCC continued the use of ROE as the performance metric for our PBRSU grants in 2024. ROE is a valuable performance metric because:

• it directly reflects the return generated by the Company on our stockholders' investment

- it encompasses profitability, efficiency, balance sheet management and financial leverage, and is among the most widely used indicators of financial performance in our industry and among our peers
- achieving a high ROE requires prudent management of the tradeoffs between risk and return, requiring an appropriate balance between achieving the highest return on invested capital and managing risk
- using ROE as a performance metric aligns the interests of our NEOs with those of our stockholders, because sustaining a high ROE is a primary driver of strong earnings growth and long-term value

The annual ROE results are averaged at the end of the three-year performance period so that ROE results relative to the goals are not disproportionately impacted by unforeseeable market factors outside the NEOs' control over a multi-year period. This approach provides a performance and retention incentive over the long term with three-year cliff vesting.

In the event threshold performance is not achieved in one or more fiscal years, the total payout could be less than 50%, and as low as 0%. To the extent earned, these PBRSUs will vest in February 2027. The CHCC believes the combined annual ROE over three years for the PBRSUs can be characterized as challenging to achieve, but attainable with the application of significant skill and effort on the part of our executive officers.


FY2024
FY2025
FY2026
2024 ROE
2025 ROE
2026 ROE
Three years of ROE payout % averaged to determine final payout
ROE targets for all three years set in early 2024

For additional detail regarding the process by which the CHCC sets our ROE targets, see "Compensation Determination Process—Target Setting" below.

The payout for the PBRSUs will be determined when the full measurement can occur, after December 31, 2026. For all grants, the recipient must be employed by us at the time of vesting to receive the stock, subject to certain exceptions including death, disability and certain qualifying retirements.

PBRSU TARGETS AND RESULTS

In February 2025, the CHCC met to certify 2024 ROE results and determine final payouts under the PBRSUs granted in February 2022. The 2024 ROE results, as adjusted, are included in the table below, along with an overview of the targets and results for the PBRSUs granted in each of the past three fiscal years. **In response to stockholder feedback, we continue to include the forward-looking ROE targets for 2025 and 2026 in the table below.** For additional detail regarding the process by which the CHCC sets our ROE targets, see "Compensation Determination Process—Target Setting" below.

	FY2022			FY2023			FY2024			FY2025			FY2026		
PBRSUs Granted 2/15/2022	Min	Target	Max	Min	Target	Max	Min	Target	Max	2022 Grant Final Achievement: 120.2%					
ROE Goals	20%	24%-26%	30%	20%	24%-26%	30%	20%	24%-26%	30%						
ROE Result		30.7%			24.7%			26.8%							
Result as a % of target		150.0%			100.0%			110.5%							
PBRSUs Granted 3/24/2023				Min	Target	Max	Min	Target	Max	Min	Target	Max			
ROE Goals				15%	19-21%	25%	17%	21%-23%	27%	20%	24-26%	30%			
ROE Result					18.2%			25.0%							
Result as a % of target					90.3%			125.5%							
PBRSUs Granted 2/15/2024							Min	Target	Max	Min	Target	Max	Min	Target	Max
ROE Goals							6%	11.5%-14.5%	18%	8%	13%-17%	22%	10%	17%-22%	29%
ROE Result								11.5%							
Result as a % of target								100.0%							

The Company's unadjusted ROE performance for 2024 was 9.0%. When each annual grant of PBRSUs was made, the CHCC pre-approved certain adjustments to the ROE results for: (i) provision build/release impacts; (ii) unplanned gain/loss from portfolio sales; (iii) unplanned impacts from legacy businesses, including amounts associated with the Company's former Epsilon and LoyaltyOne segments; (iv) unplanned debt retirement/issuance costs; (v) unplanned costs due to regulatory changes (costs to implement, legal, etc.); (vi) unplanned material macroeconomic impacts (e.g., stress losses, rapid decline in interest rates, etc.); (vii) impacts to ROE due to AIC scorecard results being above target; and (viii) a normalizing adjustment assuming a constant 9% TCE/TA ratio had been in place.

Among the adjustments set forth in detail in the table below, the 2024 ROE results (for the PBRSUs granted in 2022 and 2023, but not the PBRSUs granted in 2024) were adjusted due to material unplanned changes in the macroeconomic outlook. In making this adjustment to the ROE results for the PBRSUs granted in 2022 and 2023, the CHCC compared forecasted macroeconomic data (including Federal funds rate data, inflation data, price levels and personal savings rates) that existed at the time the grants were made versus the actual macroeconomic data during 2024. At the time the 2022 and 2023 grants were made, the macroeconomic data suggested that conditions would be significantly improved or improving by 2024, with a corresponding impact on the Company's net loss rate and other key data, including reversals of interest and fees from gross credit losses, which correlates with net loss rates. Notably, at the time the Company granted the 2022 PBRSUs, the forecasted net loss rate for 2024 was 5.5%, and at the time the Company granted the 2023 PBRSUs, the forecasted net loss rate for 2024 was 7.0%. In fact, high inflation and other challenging macroeconomic conditions persisted throughout 2024, and the actual net loss rate for 2024 was 8.2%, well above these forecasts, correspondingly also driving higher reversals of interest and fees due to higher gross credit losses. Net loss rates have a dramatic impact on ROE, such that the 2024 ROE results for the PBRSUs granted in 2022 and 2023 would have been materially impacted but for this difference between forecasted and actual net loss rates, along with other macroeconomic factors outside of the control of management. Accordingly, in certifying the 2024 ROE results, the CHCC made adjustments to the ROE results for the PBRSUs granted in 2022 and 2023 for these unplanned material macroeconomic impacts, as well as to a lesser extent unplanned impacts due to regulatory changes; the CHCC did not make any similar adjustment for the 2024 PBRSUs.

Below is a summary of the adjustments made in calculating the final 2024 ROE results for the PBRSUs granted in each of 2022, 2023 and 2024.

	2022 PBRSU Grant – Tranche 3 ($mm)	2023 PBRSU Grant – Tranche 2 ($mm)	2024 PBRSU Grant – Tranche 1 ($mm)
Income from Continuing Operations before Income Taxes	$ 381.43	$ 381.43	$ 381.43
Gain on Portfolio Sale	$ (6.43)	$ (6.43)	$ (6.43)
Provision for Credit Losses Release	$ (91.47)	$ (91.47)	$ (91.47)
Legacy Business Costs	$ 7.91	$ 7.91	$ 7.91
Debt Retirement Costs	$ 116.74	$ 116.74	$ 116.74
Impact from AIC Scorecard Above Target	$ 21.02	$ 21.02	$ 21.02
Adjusted Income Before Income Taxes	$429.20	$429.20	$429.20
Adjusted Provision for Income Taxes	$ 114.47	$ 114.47	$ 114.47
Adjusted Net Income	$ 314.73	$ 314.73	$ 314.73
Base Adj. Avg. ROE	10.2%	10.2%	10.2%
9% Capital Adjustment	1.4%	1.4%	1.4%
Capital Adjusted ROE	11.5%	11.5%	11.5%
Unplanned Impacts – Regulatory Changes	(1.7)%	(1.7)%	—
Unplanned Impacts – Material Macroeconomic Changes	17.0%	15.2%	—
Final Adjusted ROE	**26.8%**	**25.0%**	**11.5%**

FINAL PAYOUT OF PBRSUS GRANTED IN 2022

As described above under "PBRSU Targets and Results," the PBRSUs awarded to our NEOs in February 2022 completed their three-year performance period at the end of fiscal year 2024. In February 2025, the CHCC determined and certified the Company's final results of these PBRSUs over the three-year period, which determined the final number of shares earned pursuant to those awards. As illustrated below, based on the annual ROE results for fiscal years 2022, 2023 and 2024, the shares earned on account of these PBRSUs equated to 120.2% of the target award established in February 2022.

Primary Metric	Threshold (%)	Target (%)	Maximum (%)	Result (%)	ROE Result as a % of Target
Fiscal Year 2022 ROE	20.0%	24% – 26%	30.0%	30.7%	150.0%
Fiscal Year 2023 ROE	20.0%	24% – 26%	30.0%	24.7%	100.0%
Fiscal Year 2024 ROE	20.0%	24% – 26%	30.0%	26.8%	110.5%
Average Result					120.2%

Based on this final payout result of 120.2%, on February 15, 2025, our NEOs (other than Ms. Driscoll, who joined the Company in January 2024) earned a number of shares equal to 120.2% of the target number of shares granted to each of them under their respective PBRSU in February 2022. Accordingly, Mr. Andretta earned 48,207 shares versus his target of 40,105 shares, Mr. Beberman earned 15,914 shares versus his target of 13,239 shares, Ms. Greer earned 12,053 shares versus her target of 10,027 shares, and Mr. Motes earned 12,053 shares versus his target of 10,027 shares, in each case before giving effect to any shares withheld for federal tax withholding purposes. Each of these awards vested on February 15, 2025.

Compensation Determination Process

Under the terms of the CHCC's charter, (i) the CHCC reviews and approves the compensation for our non-CEO executive officers and (ii) the CHCC, together with the other independent directors, approves the compensation of our CEO. Throughout this CD&A, we make references to actions taken and decisions made by the CHCC. For purposes of simplifying the disclosure in this CD&A, whenever we refer to actions taken by the CHCC with respect to our CEO's compensation, those references should be understood to mean that the applicable action/decision was taken by the CHCC, together with the other independent directors, in accordance with the terms of the CHCC's charter.

The CHCC typically sets the total direct compensation for our executive officers near the beginning of each year. This timing allows us to consider the performance of the Company and each executive officer in the prior year, as well as expectations for the upcoming year.

In determining the compensation of each NEO, the CHCC considers various factors, including:

• current and future responsibilities, including the size and complexity of the executive's role;

• experience;

• individual performance, including defining and executing on financial, strategic and operational objectives;

• the compensation of officers with similar responsibilities at comparable companies (see "—Competitive Considerations" below);

• tenure in role;

• retention considerations;

• the awards given to the NEO in past years;

• for new executive hires, if applicable, the terms of their offer of employment; and

• the relationship between the compensation to be received by the NEO and the compensation to be received by the other NEOs (which we refer to as "internal pay equity"), including comparing the relationship to that found at comparable companies.

The CHCC approved compensation levels in early 2024 for our named executive officers. For additional information on the process for establishing compensation, see "—Compensation Programs" above and "—Competitive Considerations" below.

Role of the Chief Executive Officer

Typically, our CEO makes compensation recommendations to the CHCC with respect to our non-CEO executive officers. The CHCC may accept or adjust the CEO's recommendations in its sole discretion and also makes a recommendation regarding the CEO's compensation to the full Board of Directors. The CEO does not make any recommendations to the CHCC or to the Board of Directors relating to performance measures, targets or similar items that affect CEO compensation. Moreover, the CEO is recused from discussions of CEO compensation during Board of Directors and CHCC meetings.

Compensation Discussion and Analysis

Role of the Compensation Consultant

The CHCC has the authority to retain outside advisors, including compensation consultants, to assist it in evaluating actual and proposed compensation for our officers and non-employee directors. The CHCC directly engages Meridian Compensation Partners, LLC (Meridian), as its external executive compensation consultant for its industry knowledge and experience in advising on executive compensation matters. The CHCC has considered and assessed all relevant factors, including, but not limited to, those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, as amended, that could give rise to a potential conflict of interest with respect to Meridian. Based on this review, we are not aware of any conflict of interest that has been raised by the work performed by Meridian. In particular, Meridian assisted the CHCC in 2024 with competitive market analysis, peer assessment, and consultation and review of compensation policies and practices. Meridian also assisted the CHCC with a variety of other issues, including the design and establishment of performance metrics and goals under our variable incentive plans, reviewing our compensation risk analysis, reviewing our non-management director compensation program, responding to our 2024 say-on-pay vote outcome, and reviewing this CD&A.

Competitive Considerations

In determining appropriate levels of compensation, the CHCC seeks to set target pay levels that are competitive with the market for which we compete for talent. The CHCC considers the competitive market for talent and compensation levels provided by comparable companies to minimize significant differences that could negatively impact our ability to attract and retain skilled executive officers. As referenced above, the CHCC engaged Meridian to, among other things, assist with competitive market analysis and peer assessment. For conducting market reviews, Meridian formed and surveyed two data sets, both of which were approved by the CHCC: a general industry group and a proxy peer group. The general industry group encompasses financial services industry data for companies of similar size based on revenue. The proxy peer group consists of public companies that were selected based on the criteria described below.

PROXY PEER GROUP

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. Each year, the CHCC reviews the pay levels and practices of peer companies in order to assess the competitive positioning of the Company's pay levels and plan designs. For fiscal year 2024, upon recommendation from our independent compensation consultant, the CHCC maintained the same compensation peer group as fiscal year 2023, set forth below:

- Ally Financial Inc.
- Associated Banc-Corp.
- Capital One Financial Corporation
- Citizens Financial Group, Inc.
- Comerica Incorporated
- Discover Financial Services
- Fifth Third Bancorp
- Green Dot Corporation
- Huntington Bancshares Incorporated
- KeyCorp
- LendingClub Corporation
- LendingTree, Inc.
- OneMain Holdings, Inc.
- Regions Financial Corporation
- SoFi Technologies, Inc.
- Synchrony Financial

We selected peer companies by taking into account the following factors: size (including revenue and market capitalization); competitiveness for brand partners/customers and executive talent; organizational structure and complexity; proxy advisor peer criteria; location; and other factors. We believe such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours.

Data with respect to comparable elements of total target compensation is compiled for the peer group of companies described above by our independent compensation consultant from available sources, including, in most cases, from both published proxy data and Equilar's Executive Compensation Survey.

MARKET REVIEW

Market data provides an important benchmark by indicating what an executive officer could expect to earn at a comparable company and what we might expect to pay if we should have to recruit and compete for outside executive talent. Market data, however, is only one factor that the CHCC considers in assessing the reasonableness of compensation provided to our NEOs. The CHCC also considers other relevant factors, including an NEO's role and responsibilities, experience, performance, talent supply and demand that may be industry or application specific, cost constraints, internal pay equity considerations, tenure, expected future contributions, prior compensation and retention risk for each NEO.

When conducting the market review, the CHCC reviews each component of compensation in relation to certain percentiles of both the proxy peer group and the general industry group surveyed. While we consider median market levels of compensation when setting total target compensation levels for our officers, the actual positioning of target compensation relative to the median varies based on each executive's experience, skill set and the other factors set forth above.

Target Setting

AIC and LTIC metrics and targets are established, and grants are awarded, early in each year, which allows us to consider the performance of the Company and each executive officer in the prior year, as well as expectations for the upcoming year.

Factors that the CHCC considers when establishing performance metrics and targets include the following:

- corporate strategy, including key strategic initiatives that continue to drive our transformation and long-term success;

- annual and long-term operating plans;

- macroeconomic environment and indicators;

- regulatory environment;

- performance history;

- input from our independent compensation consultant and management; and

- difficulty of the targets in light of the above factors.

The CHCC set the performance metrics, and related weightings and targets, for our 2024 executive compensation program in February and March 2024. The CHCC seeks to establish rigorous performance metrics that will focus management's attention on key drivers and initiatives of our business, while providing meaningful motivational value to our executives. The performance targets are designed to ensure that we continue to meet and overcome the challenges we face and are positioned to respond to volatile macroeconomic and regulatory conditions.

More specifically, the annual targets that we set for the Financial metrics in our AIC core scorecard are tied to our budget and operating plan for the year and to the guidance that we give publicly to our stockholders. **Beginning in 2024, the CHCC incorporated a new provision into the AIC program, which provides that the core scorecard would be capped at 100% unless the Company scored at least 85% on the Financial metrics (i.e., Average Loans, NCLs, PPNR and Operating Leverage), in aggregate.** The purpose of this provision was to establish a baseline level of financial performance that would be required to exceed 100% payout on the core scorecard, regardless of performance on the non-financial metrics. This change was intended to ensure that the AIC payments that our NEOs receive are consistent with the stockholder experience during the year.

The long-term targets we set for our LTIC program are tied to our long-range operating plan (the LRP) and correspond with the financial targets that we initially announced at our Investor Day in June 2024, which we believe position us to deliver responsible growth, strong returns and capital distribution opportunities over time.

Generally, the CHCC prefers to set targets that exceed prior years' results. However, the CHCC also understands that this method is not always practical, especially in an industry (such as ours) that can be significantly impacted by macroeconomic, regulatory and other external forces beyond the control of management, including, for example, the CFPB's regulation of credit card late fees. Moreover, the macroeconomic conditions that have persisted over the last several years may have a disproportionately adverse impact on our business, relative to our peers, due to our business being primarily focused on consumer credit card lending and our relatively higher proportion of private label credit card accounts and deeper underwriting. In the current macroeconomic landscape, the wage growth of many moderate and lower-income households has been challenged by the compounding effect of persistent inflation, even while unemployment rates remain low. Given the higher proportion of moderate and lower-income households within our partners' customer bases relative to many of our peers, this trend could impact us more negatively than others in our industry. Moreover, the Administration's current approach on tariffs and global trade policies, immigration and taxes could create additional inflationary pressures and adversely impact the labor market and broader economy, which in turn could cause disproportionate pressures on our customer base, including softening spending behavior, increased debt levels and inability to repay debt.

As a result, the CHCC is not always able to set go-forward targets that exceed the prior year's results. For example, the Company's 2023 adjusted ROE result for the PBRSUs granted in 2023 was 18.2%. However, at the time the Company was developing its 2024 budget and LRP (upon which the ROE targets in the PBRSUs granted in 2024 were based), indicators continued to point towards 2024 being another year of macroeconomic stress, followed by a partial recovery in 2025 and full recovery in 2026. Considering those forecasted conditions, it seemed unlikely that an ROE result in excess of 18.2% would be achievable in 2024 and 2025, regardless of the level of skill and execution of our NEOs. Therefore, while the ROE targets for 2024 and 2025 in the 2024 PBRSU grants were lower than the Company's 2023 ROE result, the CHCC nonetheless determined that these were challenging and appropriate targets to incentivize management and properly reward performance, given the macroeconomic headwinds that the Company was likely to face. Moreover, in point of fact, those conditions that were forecasted in early 2024 did largely play-out as anticipated during 2024, with elevated levels of delinquencies and net loss rates, as lower- and middle-income consumers continued to struggle with persistent inflation, high interest rates and other challenging macroeconomic conditions that impacted consumer spending and their ability to repay debt.

For further discussion regarding our AIC and LTIC metrics, targets and performance, see "Compensation Programs—Annual Incentive Compensation" and "Compensation Programs—Long-Term Equity Incentive Compensation" above.

Compensation Policies and Practices

Assessment of Risk in Compensation Program Design

The CHCC reviewed the design of our compensation program for both our executive officers and other officers and key contributors who receive performance-based compensation and assessed the potential for our compensation program to encourage excessive risk-taking. The CHCC considered the following characteristics of our compensation program, among others:

- a balance of both short- and long-term performance-based incentive compensation;

- a balance within equity incentive compensation of both TBRSUs and PBRSUs;

- the use of multiple performance metrics in incentive compensation, utilizing a mix of financial and non-financial objectives;

- the definition of performance metrics at the beginning of the performance period, which may include adjustments for one-time or other pre-determined events;

- inclusion of maximum payout limitations under our omnibus incentive plans;

- stock ownership guidelines applicable to certain key executives;

- standardized equity grant and forfeiture procedures;

- ability of the CHCC to apply discretion in determining payouts for incentive compensation; and

- clawback policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, which policy is compliant with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

As a result of this review, the CHCC believes that the design of our compensation program provides multiple, effective safeguards against, and does not promote, unnecessary or excessive risk-taking that is reasonably likely to have a material adverse effect on the Company.

Prohibitions on Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits directors, executive officers and associates, together with certain of their family members and controlled entities, from engaging in hedging transactions with respect to our securities. These prohibited transactions include the use of financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, that are designed to hedge or offset any decrease in market value of such person's holdings in our equity securities. Our Insider Trading Policy also prohibits such persons and entities from (i) trading in puts, calls or other derivative securities; (ii) engaging in short sales with respect to our securities; (iii) holding our securities in a margin account; and (iv) pledging our securities as collateral for a loan. This policy helps to ensure that the interests of our directors, executive officers and associates remain aligned with those of our other stockholders.

Clawback Provisions

We have adopted a comprehensive clawback policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, which policy is compliant with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

Stock Ownership Guidelines and Holdings Requirements

We believe that our executive officers should maintain a significant position in our common stock so that their interests are aligned with those of our stockholders. Our stock ownership guidelines require our executive officers to maintain an investment position in our common stock equal to a multiple of his or her base salary. With compliance measured from the date of hire or promotion, the stock ownership guidelines include shares owned outright and 70% of unvested TBRSUs. Further, until compliance is achieved, executive officers must hold at least 50% of net shares acquired at vesting and are restricted from selling below the compliance threshold thereafter. While no burn-in period is provided prior to measuring compliance, the Board of Directors expects executives to reach the prescribed thresholds within five years.



As of March 31, 2025, (i) all current NEOs are in compliance with the holding requirements outlined above and (ii) all current NEOs, other than Allegra Driscoll (who joined the Company in January 2024), are in compliance with the stock ownership guidelines outlined above. For information regarding the applicable guidelines and requirements for our non-employee directors, see "Director Compensation—Director Stock Ownership Guidelines and Holding Requirements" below.

Timing of Equity Awards and Related Practices

Grants of equity awards are within the discretion of the CHCC and are generally made to our NEOs mid-February of each year, approximately two weeks after our earnings are announced for the preceding quarter and full fiscal year. In certain circumstances, including the hiring or promotion of an officer, the CHCC may approve grants to be effective at other times. We do not currently grant, and have not in recent years granted, stock options, stock appreciation rights (SARs) or other instruments with option-like features to our NEOs or other employees. Eligible employees, including our NEOs, may

voluntarily enroll in our 2015 Employee Stock Purchase Plan and receive an option to purchase shares at a discount using payroll deductions accumulated during the prior six-month period. Purchase dates under our 2015 Employee Stock Purchase Plan are generally the last trading day in June and December. The CHCC did not take material nonpublic information into account when determining the timing and terms of equity awards in 2024, and Bread Financial does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Perquisites

With limited exceptions, the CHCC's policy is to provide personal benefits and perquisites to our NEOs that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available to our NEOs in addition to those available to our other associates include the opportunity to elect

and receive at no cost enhanced life insurance, supplemental disability, financial planning services and an annual physical. For additional information about the perquisites given to our NEOs in 2024, see the *Fiscal Year 2024 All Other Compensation* table included below in this proxy statement.

Other Plans or Agreements Governing Executive Compensation

Change in Control—Impact on Outstanding Equity

Under our equity incentive plans, the CHCC, as the plan administrator, may accelerate vesting of stock options and restricted stock or RSUs in the event of a change in control. Further, if a participant's employment or other service is terminated by the Company or other surviving entity without cause or the participant resigns for good reason within 12 months after a change in control, all restrictions on any awards held by the participant will lapse and the awards will be immediately and fully vested.

Executive Deferred Compensation Plan

We maintain an Executive Deferred Compensation Plan, which permits our executive officers and certain other highly compensated associates to defer up to 50% of their base salary and incentive compensation (as defined in the Executive Deferred Compensation Plan) on a pre-tax basis. Deferrals under the Executive Deferred Compensation Plan are unfunded and subject to the claims of our creditors. Each participant in the Executive Deferred Compensation Plan is 100% vested in their account, and account balances accrue interest at a rate established and adjusted periodically by the CHCC.

Bread Financial 401(k) Plan

The Bread Financial 401(k) Plan is a defined contribution plan that is qualified under Internal Revenue Code (IRC) Section 401(k). Eligible associates can participate in the Bread Financial 401(k) Plan immediately upon joining the Company. The Bread Financial 401(k) Plan covers eligible U.S. associates of the Company and all of its U.S. subsidiaries. Under the Bread Financial 401(k) Plan, the Company deposits a contribution equal to three percent of an associate's eligible compensation into their 401(k) plan on an annual basis, and matches 50 cents for every dollar an associate contributes up to six percent of an associate's eligible compensation. The Company's three percent contribution vests immediately, but associates must work at the company for three years before the matching contribution vests.

Terms of Employment Offer with Chief Technology Officer

Ms. Driscoll joined the Company as Executive Vice President and Chief Technology Officer in January 2024. In this role, she was entitled to an initial annual base salary of $625,000 under the terms of her employment offer. In addition, Ms. Driscoll's is eligible to participate in the Company's AIC program, with the initial targeted incentive compensation of 140% of her base salary, and in our LTIC plan. Under the terms of her employment offer, Ms. Driscoll's 2024 LTIC award granted in February 2024 had a grant date value of $1,100,000 and consisted of a mix of TBRSUs and PBRSUs, with terms consistent to those of the LTIC grants made to our other NEOs. In addition, to offset the loss of unvested equity and other incentive compensation associated with Ms. Driscoll's prior employment, Ms. Driscoll was granted a one-time sign-on cash bonus in the amount of $1,650,000, which was paid out in three installments ($550,000 in February 2024, $550,000 in July 2024 and $550,000 in January 2025), any portion of which is subject to repayment by Ms. Driscoll in the event she leaves the Company (other than as a result of a termination without cause) within 24 months of January 16, 2024. Ms. Driscoll is also eligible to participate in the Executive Deferred Compensation Plan, 401(k) plan and other benefit plans generally available to similarly situated executive officers and other employees of the Company.

Director and Executive Officer Compensation

Summary Compensation Table

The following tables and accompanying narratives set forth the compensation paid to our NEOs for the fiscal years ended December 31, 2024, 2023 and 2022:

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4][5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Ralph J. Andretta President and Chief Executive Officer	2024	1,155,000	—	6,333,851	2,852,850	–	296,346	10,638,047
	2023	1,155,000	—	4,039,912	2,347,191	–	155,483	7,697,586
	2022	1,138,846	—	4,840,698	2,615,590	–	99,548	8,694,682
Perry S. Beberman EVP and Chief Financial Officer	2024	663,846	—	1,826,278	1,296,750	–	104,699	3,891,573
	2023	648,462	—	1,171,000	1,100,775	–	75,225	2,995,462
	2022	625,385	—	1,597,947	1,188,905	–	39,320	3,451,557
Allegra S. Driscoll EVP - Chief Technology Officer	2024	598,558	1,100,000	1,161,251	1,137,500	–	44,250	4,041,559
Valerie E. Greer EVP and Chief Commercial Officer	2024	663,846	—	1,826,278	1,296,750	–	115,700	3,902,574
	2023	649,231	—	1,171,000	1,100,775	–	83,091	3,004,097
	2022	636,923	—	1,210,283	1,207,776	–	52,069	3,107,051
Joseph L. Motes III EVP, Chief Administrative Officer, General Counsel and Secretary	2024	650,379	—	1,404,066	1,287,000	–	122,282	3,463,727
	2023	643,846	—	900,201	1,092,308	–	76,863	2,713,218
	2022	625,384	—	1,210,283	1,188,905	–	53,294	3,077,866

(1) Salary amounts shown in this column represent actual salary earned during the year, reported as gross earnings (i.e., gross amounts before taxes and applicable payroll deductions), including any amounts deferred pursuant to the Executive Deferred Compensation Plan.

(2) Amounts in this column represent discretionary payments to executive officers in recognition of their efforts, or new hire bonus payments. No discretionary payments were made in fiscal years 2022, 2023, or 2024. Ms. Driscoll received a new hire cash bonus of $1,100,000 in 2024; this amount does not include the $550,000 portion of Ms. Driscoll's new hire cash bonus paid in January 2025 and considered unearned in 2024, which sign-on bonus is subject to repayment by Ms. Driscoll in the event she leaves the Company (other than as a result of a termination without cause) within 24 months of January 16, 2024. See "Terms of Employment Offer with Chief Technology Officer" included elsewhere in this proxy statement.

(3) Amounts in this column reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under Financial Accounting Standards Board Accounting Standards Codification (ASC) 718, which for 2024 represents the closing market price of our common stock of $37.57 per share on the grant date of February 15, 2024. These amounts may not correspond to the actual value that will be realized by the NEOs. The amounts for the PBRSUs were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC 718. For these amounts, see the *Fiscal Year 2024 Grants of Plan-Based Award*s table below. The following are the values of the PBRSUs as of the grant date assuming attainment of

the maximum level of performance, as required by SEC guidance: Mr. Andretta, $5,700,496; Mr. Beberman, $1,643,650; Ms. Driscoll $1,045,122; Ms. Greer, $1,643,650; and Mr. Motes, $1,263,667. For additional information on how we account for long-term incentive compensation, see Note 19 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024. Awards included in the Stock Awards column were granted pursuant to the 2022 Omnibus Incentive Plan.

(4) This column reflects the amounts paid to each NEO in February 2025, 2024 and 2023 representing amounts earned for 2024, 2023 and 2022 performance. For the 2024 performance year, these amounts are the actual amounts earned under the awards described in the *Fiscal Year 2024 Grants of Plan-Based Awards* table below. These payout amounts were computed in accordance with pre-determined formulas for the calculation of performance-based AIC under the balanced scorecard, all as set forth under "Compensation Discussion and Analysis–Compensation Programs–Annual Incentive Compensation."

(5) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan, which amounts are not paid or deferred until February of the following year.

(6) Amounts in this column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 11.0% annual interest rate credited by the Company on account balances during 2024, and the 9.0% annual interest rate credited by the Company on account balances during 2023 and 2022.

(7) See the *Fiscal Year 2024 All Other Compensation* table below for further information regarding amounts included in this column.

Fiscal Year 2024 All Other Compensation

Name	Registrant Contributions to 401(k) or Other Retirement Savings Plans ($)[1]	Registrant Contributions to Deferred Compensation Plans ($)	Life Insurance Premiums ($)	Medical and Dental Insurance Premiums ($)	Disability Insurance Premiums ($)	Other ($)[2]	Perquisites and Personal Benefits ($)
Ralph J. Andretta	20,700		53	23,661	1,170	216,658	34,104[3]
Perry S. Beberman	20,700		53	23,661	1,170	31,192	27,923[4]
Allegra S. Driscoll	10,350		51	22,751	1,125	—	9,973[5]
Valerie E. Greer	20,700		53	18,115	1,170	57,022	18,640[6]
Joseph L. Motes III	20,700		53	23,661	1,170	59,933	16,765[7]

(1) This column reports Company matching contributions and additional contributions to the NEOs' 401(k) savings accounts up to the limitations imposed under IRS rules, and the plan.

(2) The amounts listed represent cash paid for dividend equivalent rights on RSUs that vested in 2024.

(3) This amount represents $10,536 paid in executive life insurance premiums, $15,000 paid in executive financial planning services, and $8,568 paid in individual supplemental disability premiums.

(4) This amount represents $5,969 paid in executive life insurance premiums, $15,000 paid in executive financial planning services, and $6,953 paid in individual supplemental disability premiums.

(5) This amount represents $1,187 paid in executive life insurance premiums, $5,072 paid in executive financial planning services, and $3,715 paid in individual supplemental disability premiums.

(6) This amount represents $5,809 paid in executive life insurance premiums, $5,645 paid for an executive physical, and $7,186 paid in individual supplemental disability premiums.

(7) This amount represents $8,251 paid in executive life insurance premiums, $1,055 paid in executive financial planning services, and $7,459 paid in individual supplemental disability premiums.

Fiscal Year 2024 Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to our NEOs in 2024, including AIC and LTIC awards. For a discussion of the material terms of these awards, see "Compensation Discussion and Analysis – Compensation Programs" above.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Full Grant Date Fair Value of Equity Awards Granted in 2024 ($)[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ralph J. Andretta	Performance-Based AIC		877,800	2,194,500	5,047,350					
	PBRSUs[3]	2/15/2024				50,577	101,153	151,730		3,800,318
	TBRSUs[4]	2/15/2024							67,435	2,533,533
Perry S. Beberman	Performance-Based AIC		399,000	997,500	2,294,250					
	PBRSUs[3]	2/15/2024				14,583	29,166	43,749		1,095,767
	TBRSUs[4]	2/15/2024							19,444	730,511
Allegra S. Driscoll	Based AIC		350,000	875,000	2,012,500					
	PBRSUs[3]	2/15/2024				9,273	18,545	27,818		696,736
	TBRSUs[4]	2/15/2024							12,364	464,515
Valerie E. Greer	Performance-Based AIC		399,000	997,500	2,294,250					
	PBRSUs[3]	2/15/2024				14,583	29,166	43,749		1,095,767
	TBRSUs[4]	2/15/2024							19,444	730,511
Joseph L. Motes III	Performance-Based AIC		396,000	990,000	2,277,000					
	PBRSUs[3]	2/15/2024				11,212	22,423	33,635		842,432
	TBRSUs[4]	2/15/2024							14,949	561,634

(1) The actual payout amounts of these 2024 performance-based AIC awards have already been determined and were paid in February 2025, and are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* above. The threshold amounts assume that threshold performance is achieved on the core scorecard (50% payout amount), and that the DCF modifier resulted in the lowest possible result (minus 10%), resulting in a 40% payout amount. The maximum amounts assume maximum performance is achieved on the core scorecard (200%), and that both strategic modifiers are fully achieved (plus 20%) and the DCF modifier resulted in the highest possible result (plus 10%), resulting in a 230% payout amount.

(2) Full grant date fair value of equity awards granted in 2024 is computed in accordance with ASC 718 and reflects the total amount of the award to be spread over the applicable vesting period. The amount recognized for financial reporting purposes under ASC 718 of the target awards granted is included in the "Stock Awards" column of the *Summary Compensation Table* above.

(3) These share amounts represent the potential payouts for the PBRSUs granted in 2024. These PBRSUs will cliff-vest in February 2027 to the extent earned and subject to continued employment (subject to certain limited exceptions). The share amounts in the "Threshold" column represent the achievement of threshold ROE goals over the performance period. The share amounts in the "Maximum" column represent the achievement of maximum ROE goals over the performance period. If threshold performance is not achieved in one or more fiscal years, the potential payout could be as low as 0%.

(4) These amounts reflect TBRSUs granted in 2024. Of these TBRSUs, 33% vested on 2/15/2025, 33% will vest on 2/15/26, and the remaining 34% will vest on 2/18/27, subject to continued employment (subject to certain limited exceptions) by the applicable NEO on such dates.

Fiscal Year 2024 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of Bread Financial equity awards by our NEOs as of the 2024 fiscal year-end. This table includes unvested RSUs with vesting conditions that were not yet satisfied as of December 31, 2024. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

	Stock Awards			
Name	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ralph J. Andretta	115,527[2]	7,054,079		
	48,207[3]	2,943,519		
			130,979[4][5]	7,997,578
			101,153[6][7]	6,176,402
Perry S. Beberman	33,750[8]	2,060,775		
	15,914[9]	971,709		
			37,965[4][5]	2,318,143
			29,166[6][7]	1,780,876
Allegra S. Driscoll	12,364[10]	754,946		
			18,545[6][7]	1,132,358
Valerie E. Greer	33,022[11]	2,016,323		
	12,053[12]	735,956		
			37,965[4][5]	2,318,143
			29,166[6][7]	1,780,876
Joseph L. Motes III	25,035[13]	1,528,637		
	12,053[14]	735,956		
			29,186[4][5]	1,782,097
			22,423[6][7]	1,369,148

(1)   Market values of the RSU awards shown in this table are based on the closing market price of our common stock as of December 31, 2024, which was $61.06, and assumes the satisfaction of the applicable vesting conditions.

(2)   Of these TBRSUs, 50,554 units vested on 2/15/25, 42,045 units are scheduled to vest on 2/15/26, and 22,928 units are scheduled to vest on 2/15/27.

(3)   PBRSUs subject to additional time-based restrictions. On 2/15/25, based on the Company's performance over the 2022-2024 performance period, 48,207 units vested.

(4)   Based on SEC guidance, the number of shares and payout values represent the maximum number of shares the executive may receive under the PBRSUs granted in 2023 since ROE performance as measured through the first two years of the performance period exceeded target levels but fell below maximum levels. The actual number of shares an executive receives under a PBRSU is dependent on the Company's performance over the applicable three-year performance period and will not be determined until after the end of the performance period.

(5)   3-year cliff-vesting PBRSUs, which are subject to adjustment up or down based on predetermined performance measures at the time of vesting. To the extent earned, and following any such adjustment, these PBRSUs will vest on 2/15/26.

(6)   Based on SEC guidance, the number of shares and payout values represent the target number of shares the executive may receive under the PBRSUs granted in 2024 since ROE performance as measured through the first year of the performance period exceeded threshold levels but did not exceed target levels. The actual number of shares an executive receives under a PBRSU is dependent on the Company's performance over the applicable three-year performance period and will not be determined until after the end of the performance period.

(7)   3-year cliff-vesting PBRSUs, which are subject to adjustment up or down based on predetermined performance measures at the time of vesting. To the extent earned, and following any such adjustment, these PBRSUs will vest on 2/15/27.

(8)   Of these TBRSUs, 14,985 units vested on 2/15/25, 12,154 units are scheduled to vest on 2/15/26, and 6,611 units are scheduled to vest on 2/15/27.

(9)   PBRSUs subject to additional time-based restrictions. On 2/15/25, based on the Company's performance over the 2022-2024 performance period, 15,914 units vested.

(10) Of these TBRSUs, 4,080 units vested on 2/15/25, 4,080 units are scheduled to vest on 2/15/26, and 4,204 units are scheduled to vest on 2/15/27.

(11) Of these TBRSUs, 14,257 units vested on 2/15/25, 12,154 units are scheduled to vest on 2/15/26, and 6,611 units are scheduled to vest on 2/15/27.

(12) PBRSUs subject to additional time-based restrictions. On 2/15/25, based on having met ROE metric for 2022, 12,053 units vested.

(13) Of these TBRSUs, 11,144 units vested on 2/15/25, 9,001 units are scheduled to vest on 2/15/26, and 4,890 units are scheduled to vest on 2/15/27.

(14) PBRSUs subject to additional time-based restrictions. On 2/15/25, based on having met ROE metric for 2022, 12,053 units vested.

Fiscal Year 2024 Option Exercises and Stock Vested

The following table provides information on stock option exercises and RSUs vested during 2024:

	Stock Awards	
	---	---
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ralph J. Andretta	101,723[1]	3,767,309
Perry S. Beberman	17,061[2]	725,794
Allegra S. Driscoll	–	–
Valerie E. Greer	27,075[3]	1,001,899
Joseph L. Motes III	27,782[4]	1,045,024

(1)   Of the 101,723 shares acquired by Mr. Andretta on vesting, 46,134 shares were withheld to pay withholding taxes.

(2)   Of the 17,061 shares acquired by Mr. Beberman on vesting, 7,304 shares were withheld to pay withholding taxes.

(3)   Of the 27,705 shares acquired by Ms. Greer on vesting, 11,506 shares were withheld to pay withholding taxes.

(4)   Of the 27,782 shares acquired by Mr. Motes on vesting, 11,176 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. The value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the NYSE during trading hours on the date of vesting.

Potential Payments upon Termination or Change in Control

The information below shows estimated payouts to our NEOs in the event of a termination of employment following a change in control, assuming such termination occurred as of December 31, 2024. In accordance with rules prescribed by the SEC, the amounts included with respect to equity awards have been calculated using the closing market price of our common stock on December 31, 2024, which was $61.06. A change in control, however, did not occur on December 31, 2024, and our NEOs were not terminated on that date.

While the information below provides an estimate of the payments that may be made to NEOs, actual payments upon termination can only be determined at the time of such NEO's actual termination. The information below includes only those benefits, if any, that are enhanced or increased as a result of the event of termination and do not include benefits that the NEO is entitled to receive regardless of the termination, including (1) any base salary earned but not yet paid; (2) amounts contributed to or accrued and earned under broad-based employee benefit plans or deferred compensation plans; and (3) basic continuation of medical, dental, life and disability benefits.

We do not have any employment, severance or other change in control agreements with continuing benefits with any of our NEOs, except for certain change in control provisions included in our long-term equity grant agreements discussed below.

Pursuant to our long-term equity grant agreements, in the event of a change in control, if the CHCC fails to exercise its discretion to accelerate the award or fails to provide for the award's assumption, substitution or other continuation, or in any event, if the executive is terminated within 12 months after a change in control, such awards would automatically vest, resulting in a payout of $21,505,698, $6,358,789, $1,887,304, $6,078,585 and $4,821,785, respectively, to each Mr. Andretta, Mr. Beberman Ms. Driscoll, Ms. Greer, and Mr. Motes and assuming target payouts of 100% and that such event occurred on December 31, 2024.

All unvested shares of restricted stock or RSUs granted to each NEO will be forfeited upon termination of employment for any reason (subject to certain limited exceptions, such as death, disability and qualifying retirements) other than where such NEO's employment or other service is terminated by the Company or other surviving entity without cause or the NEO resigns for good reason within 12 months after a change in control, in which case all restrictions on any awards held by such NEO will lapse and the awards will be immediately and fully vested (the value of such awards for our NEOs assuming target payouts of 100% and that such event occurred on December 31, 2024 is discussed above). Notwithstanding the foregoing, the CHCC may exercise its discretion to accelerate the vesting of any RSUs granted to the NEO upon that NEO's termination of employment for any reason other than for cause, subject to any restrictions in the Omnibus Incentive Plan under which such RSUs were granted.

Equity Compensation Plan Information – Outstanding Grants and Securities Available for Future Issuance

As of December 31, 2024, as a result of grants made under all of our equity plans, there were outstanding 2,268,295 unvested TBRSUs, 99,184 unvested PBRSUs subject only to remaining time-based restrictions (of which all units vested in February 2025), and 396,945 unvested PBRSUs that are subject to an ROE performance metric. The following table provides information as of December 31, 2024 with respect to shares of our common stock that were issued under prior omnibus incentive plans and are still outstanding and shares of our common stock that may be issued under our 2024 Omnibus Incentive Plan or our 2015 Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2,764,424[1]	N/A	5,686,676[2]
Equity compensation plans not approved by security holders	None	N/A	None
Total	**2,764,424**	**N/A**	**5,686,676**

(1) Includes 99,184 PBRSUs subject only to remaining time-based restrictions, all of which vested in February 2025.

(2) Includes 520,328 shares available for future issuance under our 2015 Employee Stock Purchase Plan, as well as 215,464 shares that were permitted to be transferred from the 2022 Omnibus Incentive Plan to the 2024 Omnibus Incentive Plan pursuant to the terms thereof.

Following certain significant corporate events, unusual and non-recurring corporate events or changes in applicable laws, regulations or accounting principles, the CHCC has the authority, subject to certain restrictions set forth in the respective plan documents, under each of our 2024 Omnibus Incentive Plan, 2022 Omnibus Incentive Plan, 2020 Omnibus Incentive Plan, 2015 Omnibus Incentive Plan, and 2010 Omnibus Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the CHCC determines to be appropriate. Further, the CHCC may reduce payout amounts under performance-based awards if, in the discretion of the CHCC, such a reduction is appropriate. The CHCC may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing."

Director Compensation

The CHCC annually reviews and approves the form and amount of Board compensation for non-employee directors. Members of our Board of Directors who are also officers or associates of our Company, currently only Mr. Andretta, do not receive compensation for their services as a director. The CHCC considers the comprehensive market data collected and analyzed by Meridian as a benchmark for competitive pay. Meridian utilized the same peer group as was used to evaluate executive compensation. In considering and determining director compensation, the CHCC reviews each element of director compensation. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the Board and any Board committee. Non-employee director compensation typically includes annual cash retainers for Board and committee service, supplemental cash retainers for those directors who serve as a Board or committee chair, special cash meeting fees (to the extent applicable), and annual equity awards consisting of TBRSUs. The annual equity awards are paid at the beginning of the director's service year and the cash retainers are paid quarterly in advance, in July, October, January and April of each year, with any special cash meeting fees paid in the quarter following the quarter in which the meeting fees were incurred.

Cash Retainers and Meeting Fees

For the 2024-2025 service term, which began in May 2024 and ends in May 2025, director compensation consists of the following elements:

Board Fees[1]

Cash Retainer	95,000
Board Chair Supplemental Retainer	150,000

Committee Fees[1]

Audit Committee Chair Supplemental Retainer	40,000
Audit Committee Member Retainer	20,000
Compensation & Human Capital Committee Chair Supplemental Retainer	30,000
Compensation & Human Capital Committee Member Retainer	10,000
Nominating & Corporate Governance Committee Chair Supplemental Retainer	30,000
Nominating & Corporate Governance Committee Member Retainer	10,000
Risk & Technology Committee Chair Supplemental Retainer	30,000
Risk & Technology Committee Member Retainer	10,000

Special Meeting Fees[2]

Board of Directors	1,500
Committee Meeting Chair Supplemental	1,500
Committee Meeting Members	1,000

(1)   Paid in quarterly installments in advance.

(2)   Special meeting fees are only paid for high meeting activity beyond specified thresholds; during 2024, the Audit Committee exceeded this threshold, and Mr. Gerspach received $1,500 in special meeting fees and Messrs. Ballou and Theriault each received $1,000 in special fees.

Annual Equity Award

For the 2024-2025 service term of the Board of Directors, non-employee directors received an annual equity award of $140,000 in the form of TBRSUs, which will vest one-year from the date of grant, but with an option to defer delivery of the vested shares for up to five years in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. For additional information on our stock ownership guidelines and holding requirements, see "–Director Stock Ownership Guidelines and Holding Requirements" below.

The following table provides information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2024.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roger H. Ballou[2]	278,000	141,177	–	–	44,022	–	463,199
John J. Fawcett[3]	62,500	141,177			–	–	203,677
John C. Gerspach, Jr.[4]	–	294,522	–	–	–	–	294,522
Praniti Lakhwara[5]	44,733	138,575					183,308
Rajesh Natarajan[6]	115,000	141,177	–	–	–	–	256,177
Joyce St Clair[7]	115,000	141,177					256,177
Timothy J. Theriault[8]	318,000	141,177	–	–	–	–	459,177
Laurie A. Tucker[9]	135,000	141,177	–	–	–	–	276,177
Sharen J. Turney[10]	135,000	141,177	–	–	10,484	–	286,661

(1) Ralph J. Andretta is not included in this table because he is an executive officer and thus receives no compensation for his service as a director. The compensation received by Mr. Andretta as an executive officer of the Company is shown in the *Summary Compensation* Table included above.

(2) Mr. Ballou elected to defer $69,500 of his cash fees pursuant to our Non-Employee Director Deferred Compensation Plan. As of December 31, 2024, Mr. Ballou held 19,610 RSUs.

(3) Mr. Fawcett joined the Board at the beginning of the 2024-2025 service term. As of December 31, 2023, Mr. Fawcett held 3,473 RSUs.

(4) Mr. Gerspach elected to receive 100% of his cash fees paid in 2024 in the form of equity in lieu of cash with standard vesting restrictions. As of December 31, 2024, Mr. Gerspach held 31,239 RSUs.

(5) Ms. Lakhwara joined the Board of Directors on June 10, 2024 and, accordingly, received a prorated annual equity award and prorated cash retainers for the 2024-2025 service term. Ms. Lakhwara's annual equity award was granted on 7/15/2024 and, as of December 31, 2024, Ms. Lakhwara held 2,820 RSUs.

(6) As of December 31, 2024, Mr. Natarajan held 17,002 RSUs.

(7) As of December 31, 2024, Ms. St Clair held 6,867 RSUs.

(8) Mr. Theriault's cash fees include $170,000 in director fees paid to Mr. Theriault in 2024 for his service on the Board of Directors of each of our subsidiary banks, Comenity Bank and Comenity Capital Bank. As of December 31, 2024, Mr. Theriault held 18,944 RSUs.

(9) As of December 31, 2024, Ms. Tucker held 27,019 RSUs.

(10) Ms. Turney had $67,500 of meeting fees were deferred to our Non-Employee Director Deferred Compensation Plan. As of December 31, 2024, Ms. Turney held 17,009 RSUs.

The amounts reported in the Stock Awards columns in the table above reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under ASC 718, which is based on the closing market price of our common stock on the NYSE on the applicable date of grant for awards granted to non-employee directors. For additional information on how we account for long-term equity compensation, see Note 19 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024. Awards granted in 2024 and included in the Stock Awards column were granted pursuant to the 2024 Omnibus Incentive Plan, with the exception of Mr. Gerspach's deferred retainer payments in January and April of 2024, which were granted under the 2022 Omnibus Incentive Plan.

Director Stock Ownership Guidelines and Holding Requirements

Our stock ownership guidelines require our directors to maintain an investment position in our common stock equal to five times his or her annual retainer (unvested RSUs are included in "investment position").

The Company's legacy practice for equity award grants to non-employee directors was for such grants to have a vesting period equal to the earlier of 10 years from the date of grant or upon termination of the director's service on our Board of Directors. In late 2023, the CHCC, in consultation with Meridian, approved changing the Company's go-forward vesting practices with respect to equity grants to non-employee directors, to reduce the vesting period to one-year from the date of grant, but with an option to defer delivery of the vested shares for up to five years in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Based on guidance from Meridian, this one-year vesting provision for non-employee directors was more consistent with market practice than the Company's former 10-year vesting provision. In February 2024, recognizing that the prior 10-year vesting provision had functioned as a built-in holding requirement, the CHCC approved a new stock holding requirement for non-employee directors. Consistent with the holding requirement imposed on the Company's Section 16 officers, non-employee directors are now required to hold at least 50% of the net shares acquired at each RSU vesting and are restricted from selling below the compliance threshold thereafter.

As of March 31, 2025, (i) all current directors are in compliance with the holding requirements outlined above and (ii) all current directors, other than Mr. Fawcett, Ms. Lakhwara and Ms. St. Clair (each of whom joined the Board within the last two years), are in compliance with the stock ownership guidelines outlined above.

Non-Employee Director Deferred Compensation Plan

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. Mr. Ballou and Ms. Turney elected to make such a deferral in 2024 for a portion of their 2024 cash fees. Participants in the Non-Employee Director Deferred Compensation Plan are always 100% vested in their contributions and related earnings. The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the table above are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 11.0% annual interest rate credited by the Company on contributions during 2024. This interest rate may be adjusted periodically by the CHCC, which oversees both the Non-Employee Director Deferred Compensation Plan and the Executive Deferred Compensation Plan. For fiscal year 2025, the CHCC did decrease the applicable annual interest rate under the Non-Employee Director Deferred Compensation Plan and the Executive Deferred Compensation Plan from 11.0% to 10.0%, following an analysis performed by the Company's Investment Committee and treasury department, together with bank partners and market advisors, to identify a market driven, mathematical approach to determine a comparable interest rate representing the appropriate risk to the participant in the Executive Deferred Compensation Plan.

CEO Pay Ratio

In determining compensation for executive officers and non-executive associates, we consider many relevant factors, including responsibility, skills, experience, and market data. Similar to our use of a compensation consultant for NEO compensation, we conduct an extensive analysis of market pay based on the responsibilities and necessary skills for each position at the Company. We seek to compensate all associates on a competitive basis and target mid-market compensation rates for all positions in all geographic locations.

Our CEO to "median employee" pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We identified the median employee by examining the annual total cash compensation based on payroll records for all individuals, excluding our CEO, who were employed by us on December 31, 2024. We chose the measurement date of December 31, 2024 because we believe that using the fiscal year-end measurement date is common practice among companies. We believe the use of annual total cash compensation for all associates is a consistently applied compensation measure because we do not widely distribute annual equity incentive awards to associates. During 2024, approximately 8% of our approximately 6,000 associates received annual equity incentive awards. Our calculation of annual total cash compensation included base salary or earnings, bonus and commissions. We included all Company associates (excluding the CEO), whether employed on a full-time, part-time, temporary or seasonal basis, and we annualized the compensation for those associates who were not employed for the full year of 2024. No exclusions or exemptions were utilized. We applied a foreign currency to U.S. dollar exchange rate as of the last business day, December 31, 2024, to the compensation elements paid in any foreign currency.

After identifying the median employee based on total cash compensation, we calculated annual total compensation for such associate using the same methodology we use for our NEOs as set forth in the *Summary Compensation* Table of this proxy statement. **The annual total compensation for fiscal year 2024 for our CEO was $10,638,047 and for our median employee was $82,597. The resulting ratio of the compensation for our CEO to the compensation for our median employee in 2024 was approximately 129:1.**

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" (CAP) to our CEO and to our other NEOs and certain financial performance of the Company over the period indicated. CAP, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the "Compensation Discussion and Analysis" section of this Proxy Statement.

Pay Versus Performance Table

The table below provides information on the compensation for our CEO and the average compensation for our other NEOs, both as reported in the *Summary Compensation Table* and with certain adjustments to reflect the CAP, as defined under SEC rules, to such individuals, for each of 2024, 2023, 2022, 2021 and 2020. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group (S&P Financial Composite Index), our Net Income and our PPNR.

| Year[1] | Summary Compensation Table Total for CEO ($) | Compensation Actually Paid to CEO[2] ($) | Average Summary Comp Table Total for Other NEOs ($) | Average Compensation Actually Paid to Other NEOs[2] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income ($MM) | Company Selected Performance Measure: PPNR ($MM)[4] |
					Company Cumulative TSR ($)	Peer Group Cumulative TSR[3] ($)		
2024	10,638,047	21,609,372	3,824,858	6,211,218	74.74	171.85	277	1,778
2023	7,697,586	7,660,934	2,845,461	2,797,744	39.55	132.42	718	2,197
2022	8,694,682	3,608,463	3,160,862	1,828,189	44.06	118.59	223	1,894
2021	11,179,238	11,252,145	3,531,923	2,936,373	76.51	131.98	801	1,588
2020	12,299,988	10,586,997	2,110,732	1,794,082	67.30	98.09	214	1,567

(1)   Our Chief Executive Officer, Ralph Andretta, served as our Principal Executive Officer for each of 2024, 2023, 2022, 2021 and 2020. Our other NEOs were as follows:

- For 2024, Perry Beberman, Allegra Driscoll, Valerie Greer, and Joseph Motes;

- For 2023, Perry Beberman, Valerie Greer, Tammy McConnaughey and Joseph Motes;

- For 2022, Perry Beberman, Valerie Greer, Tammy McConnaughey and Joseph Motes;

- For 2021, Perry Beberman, Valerie Greer, Timothy King, Tammy McConnaughey and Joseph Motes; and

- For 2020, Valerie Greer, Timothy King, Charles Horn, Tammy McConnaughey and Joseph Motes.

(2)   Reconciliations of the *Summary Compensation* Table data to CAP data are included immediately below this table.

(3)   "Peer Group Cumulative TSR" represents the cumulative total stockholder return during each measurement period for the S&P Financial Composite Index, which is the industry index reported in our Annual Report on Form 10-K for the year ended December 31, 2024. Each amount assumes that $100 was invested on December 31, 2019, and dividends were reinvested for additional shares.

(4)   The Company has identified Pretax Pre-provision earnings (PPNR) as the company-selected measure for the pay versus performance disclosure, as we believe it is a key measure to track core earnings over time to demonstrate sustainable, profitable growth, excluding the volatility that can occur within Provision for credit losses. See Appendix A in this proxy statement for a reconciliation of PPNR, a non-GAAP financial measure, to the most directly comparable GAAP measure. PPNR is a key metric on our AIC balanced scorecard; see "Compensation Discussion and Analysis—Compensation Programs—Annual Incentive Compensation" above.

To calculate the amounts in the "Compensation Actually Paid to CEO" column in the table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total" compensation as reported in the *Summary Compensation Table* (SCT) for that year:

	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Total Compensation for CEO as reported SCT for the covered year	10,638,047	7,697,586	8,694,682	11,179,238	12,299,988
Deduct pension values reported in SCT for the covered year	0	0	0	0	0
Deduct grant date fair value of equity awards reported in SCT for the covered year	6,333,851	4,039,912	4,840,698	7,900,354	5,313,281
Add pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the covered year	0	0	0	0	0
Add fair values as of the end of the covered year of all equity awards granted during the covered year that are outstanding and unvested as of the end of such covered year	10,293,983	4,713,222	2,769,499	7,513,091	3,600,290
Add fair value as of the vesting date of any awards granted in the covered year that vested during the covered year	0	0	0	0	0
Add dividends paid on unvested shares/share units and stock options	216,658	79,218	55,929	16,232	0
Add the change in fair value (whether positive or negative) as of the end of the covered year of any equity awards granted in any prior year that are outstanding and unvested as of the end of such covered year	6,128,784	(939,971)	(3,294,818)	74,733	0
Add the change in fair value (whether positive or negative) as of the vesting date of any equity awards granted in any prior year for which all applicable vesting conditions were satisfied during the covered year	665,751	150,791	223,870	369,204	0
Subtract the fair value of any equity awards granted in a prior year that were forfeited in the covered year determined as of the end of the prior year	0	0	0	0	0
Compensation Actually Paid to CEO	**21,609,372**	**7,660,934**	**3,608,463**	**11,252,145**	**10,586,997**

To calculate the amounts in the "Average Compensation Actually Paid to Non-CEO NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) the average of the "Total" compensation of our non-CEO named executive officers for each applicable year, as reported in the SCT for that year:

	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Total Compensation for Other NEOs as reported SCT for the covered year	3,824,858	2,845,461	3,160,862	3,531,923	2,110,732
Deduct pension values reported in SCT for the covered year	0	10,734	14,097	15,740	21,481
Deduct grant date fair value of equity awards reported in SCT for the covered year	1,554,468	1,020,964	1,279,679	1,949,282	696,487
Add pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the covered year	0	0	0	0	0
Add fair values as of the end of the covered year of all equity awards granted during the covered year that are outstanding and unvested as of the end of such covered year	2,517,870	1,187,162	732,140	1,416,639	465,530
Add fair value as of the vesting date of any awards granted in the covered year that vested during the covered year	8,503	4,070	0	0	0
Add dividends paid on unvested shares/share units and stock options	37,037	17,308	9,498	5,096	9,791
Add the change in fair value (whether positive or negative) as of the end of the covered year of any equity awards granted in any prior year that are outstanding and unvested as of the end of such covered year	1,241,243	(242,674)	(736,167)	(15,854)	(53,531)
Add the change in fair value (whether positive or negative) as of the vesting date of any equity awards granted in any prior year for which all applicable vesting conditions were satisfied during the covered year	136,176	18,116	(44,367)	46,547	(20,473)
Subtract the fair value of any equity awards granted in a prior year that were forfeited in the covered year determined as of the end of the prior year	0	0	0	82,957	0
Compensation Actually Paid to Other NEOs	**6,211,218**	**2,797,744**	**1,828,189**	**2,936,373**	**1,794,082**

Tabular List of Financial Performance Measures

The list below identifies (alphabetically) the five most important financial performance measures used by the CHCC to link the "compensation actually paid" to our CEO and other NEOs in 2024, calculated in accordance with SEC regulations, to Company performance for the most recently completed fiscal year. The role of each of these performance measures on our NEOs' compensation is discussed in our "Compensation Discussion and Analysis" section above:

- Average Loans
- Net Credit Losses
- Operating Leverage
- Pretax Pre-provision Earnings
- Return on Equity

Graphical Comparison of Certain Measures

The graphs below provide a description of CAP (as calculated in accordance with the SEC rules) and the following measures:

- Our cumulative TSR and the S&P Financial Composite Index cumulative TSR;

- Our Net Income; and

- Our "Company Selected Metric," which is PPNR.







In the "Compensation Discussion and Analysis" section of this Proxy Statement, we provide additional detail on the elements of our executive compensation program and our pay-for-performance compensation philosophy. We believe the Company's executive compensation programs appropriately reward our CEO and the other NEOs for performance, assist the Company in retaining our key leaders and support long-term value creation for our stockholders.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 20, 2025 (or such other date as set forth below): (1) by each director and nominee for director; (2) by each of our NEOs; (3) by all of our current directors and executive officers as a group; and (4) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner. The shares owned by our directors and NEOs are subject to the terms of the individual's customary brokerage account agreements.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Shares Beneficially Owned[1]
Ralph J. Andretta	172,361	*
Roger H. Ballou	18,705	*
Perry S. Beberman	32,343	*
Allegra S. Driscoll	1,293	*
John J. Fawcett	3,000	*
John C. Gerspach, Jr.[2]	18,212	*
Valerie E. Greer	50,829	*
Praniti Lakhwara	–	*
Joseph L. Motes III	45,162	*
Rajesh Natarajan	–	*
Joyce St. Clair	–	*
Timothy J. Theriault	4,000	*
Laurie A. Tucker	4,000	*
Sharen J. Turney	1,725	*
All current directors and executive officers as a group (16 individuals)[2][3]	411,325	*
BlackRock, Inc.[4] 50 Hudson Yards New York, New York 10001	4,918,073	10.2%
Dimensional Fund Advisors LP[5] 6300 Bee Cave Road, Building One Austin, Texas 78746	3,000,104	6.2%
The Vanguard Group, Inc.[6] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	5,631,371	11.7%
Turtle Creek Asset Management Inc.[7] Scotia Plaza, 40 King Street West, Suite 5100 Toronto, Ontario M5H 3Y2 Canada	3,740,994	7.8%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, RSUs that may vest into shares of common stock within 60 days of March 20, 2025, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based upon 48,141,920 shares of common stock outstanding as of March 20, 2025. Unless otherwise indicated, all amounts exclude shares issuable upon the vesting of RSUs that are not vested as of March 20, 2025 or within 60 days of March 20, 2025.

(2) Includes (i) 6,000 shares held by the Gerspach 2020 GST Exempt Trust; (ii) 1,187 RSUs that vested on January 16, 2025 but will not be distributed until the earlier of January 16, 2029 or termination of the director's service on our Board of Directors; and (iii) 1,025 RSUs which are due to vest into shares of common stock within 60 days of March 20, 2025 but will not be distributed until the earlier of April 15, 2029 or termination of the director's service on our Board of Directors.

(3) Mses. Driscoll, Greer, Lakhwara, McConnaughey, St. Clair, Tucker and Turney, and Messrs. Andretta, Ballou, Beberman, Campbell, Fawcett, Gerspach, Motes, Natarajan and Theriault comprise the 16 individuals.

(4) Based on a Schedule 13G/A filed with the SEC on January 24, 2024, BlackRock, Inc. beneficially owns 4,851,523 shares of common stock, over which it has sole voting power with respect to 4,834,110 of such shares and sole dispositive power with respect to all of such shares, through its subsidiaries, BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, Blackrock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Advisors, and BlackRock Fund Managers Ltd.

(5) Based on a Schedule 13G filed with the SEC on February 9, 2024 with respect to an aggregate of 3,000,104 shares of common stock beneficially owned by one or more investment companies or other managed accounts that are investment management clients of Dimensional Fund Advisors LP, over which it has sole voting power with respect to 2,941,610 of such shares and sole dispositive power with respect to all of such shares.

(6) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, Inc. beneficially owns 5,631,371 shares of common stock, over which it has sole dispositive power with respect to 5,529,939 of such shares; shared voting power with respect to 48,319 of such shares; and shared dispositive power with respect to 101,432 of such shares.

(7) Based on a Schedule 13G/A filed with the SEC on February 14, 2025, Turtle Creek Asset Management Inc. beneficially owns 3,740,994 shares of common stock, over which it has sole voting power and sole dispositive power with respect to all of such shares.

Proposal 2:
Advisory Vote on Executive Compensation

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended, we are asking that our stockholders approve, on an advisory and non-binding basis, the compensation of our NEOs as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion related thereto. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the relevant philosophy, policies and practices used in determining such compensation.

As described in detail under the heading "Compensation Discussion and Analysis" above, our executive compensation program is structured at competitive levels and designed to reward executive officers when the Company achieves above industry-average performance, and to significantly reduce rewards for performance below expectations. We maintain compensation plans that tie a substantial portion of our NEOs' overall target annual compensation to the achievement of pre-established financial and non-financial objectives that support our business strategy, with a mix that balances short- and long-term goals. The Compensation & Human Capital Committee employs multiple performance measures and strives to award an appropriate mix of annual and long-term incentives to avoid overweighting short-term objectives, emphasizing the performance component of our NEOs' annual cash and long-term equity incentive compensation.

The goals of our executive compensation program are to properly incentivize and reward our executives for performance and to allow us to attract, retain and motivate the highest level of executive talent to guide our business and successfully execute our long-term strategy. We encourage stockholders to read the "Compensation Discussion and Analysis" in this proxy statement, which describes our executive compensation programs in detail and the decisions made by the Compensation & Human Capital Committee relating to our NEOs' 2024 compensation.

We are asking our stockholders to approve the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion related thereto."

This vote is advisory and, as such, is not binding on the Company, the Board of Directors or the Compensation & Human Capital Committee. However, both the Board of Directors and the Compensation & Human Capital Committee value the opinion of our stockholders and will consider the outcome of the vote when making future compensation decisions regarding NEOs.

 **The Board of Directors recommends that stockholders vote FOR the compensation paid to our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules and regulations of the SEC.**

Audit
Committee Report

The Audit Committee of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the Company's consolidated financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the independent registered public accounting firm's qualifications, independence and performance; and (4) the performance of the Company's internal audit department. The Audit Committee appoints, compensates and oversees the work of the independent registered public accounting firm. The Audit Committee reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves and pre-approves professional services provided by the independent registered public accounting firm, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's financial reporting process. The Audit Committee met with the independent registered public accounting firm without the presence of any of the other members of the Board of Directors or management and met with the full Board of Directors without the presence of the independent registered public accounting firm to help ensure the independence of the independent registered public accounting firm. The Board of Directors has adopted a written charter for the Audit Committee, posted at www.breadfinancial.com.

The Audit Committee obtained from the independent registered public accounting firm, Deloitte & Touche LLP (Deloitte), a formal written statement describing all relationships between the Company and the independent registered public accounting firm that might bear on the firm's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board (United States) (PCAOB), and has discussed, with the independent registered public accounting firm, the firm's independence. Based on the foregoing, the Audit Committee has satisfied itself that the non-audit services provided by the independent registered public accounting firm are compatible with maintaining the firm's independence. The Audit Committee reviewed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301 "Communications with Audit Committees." The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The Audit Committee also discussed with management, internal audit and the independent registered public accounting firm the quality and adequacy of the Company's disclosure controls and procedures. In addition, the Audit Committee reviewed with internal audit the risk-based audit plan, responsibilities, budget and staffing.

The Audit Committee reviewed and discussed with management, internal audit and the independent registered public accounting firm the Company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee discussed the classification of deficiencies under standards established by the PCAOB. Management determined and the independent registered public accounting firm concluded that no identified deficiency, nor the aggregation of the same, rose to the level of a material weakness based on the independent registered public accounting firm's judgment.

The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited consolidated financial statements for the year ended December 31, 2024. Management has the responsibility for the preparation of the consolidated financial statements and the reporting process. The independent registered public accounting firm has the responsibility for the examination of the consolidated financial statements and expressing an opinion on the conformity of the audited consolidated financial statements with accounting principles generally accepted in the United States. Based on the review and discussions with management and the independent registered public accounting firm as described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC.

This report has been furnished by the current members of the Audit Committee.

Roger H. Ballou
John J. Fawcett
John C. Gerspach, Jr., Chair
Timothy J. Theriault

Proposal 3:
Ratification of the Selection of the Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee is directly responsible for the appointment, compensation (including the negotiation of audit fees), retention and oversight of the independent registered public accounting firm retained to audit the Company's consolidated financial statements. The Audit Committee has appointed Deloitte as the independent registered public accounting firm for the Company in 2025. Deloitte has served as our independent registered public accounting firm continuously since 1998.

Before reappointing Deloitte as the Company's independent registered public accounting firm for 2025, the Audit Committee carefully considered Deloitte's qualifications. This included a review of Deloitte's performance in prior years, its knowledge of the Company and its operations as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review also included matters required to be considered under rules of the SEC with respect to the independence of the independent registered public accounting firm, including the nature and extent of non-audit services. The Audit Committee pre-approved all audit and permissible non-audit services fees for 2023 and 2024. Non-audit services that have received pre-approval include tax preparation, tax consultation and advice and assistance with our securitization program. The Audit Committee has considered whether the provision of these services is compatible with maintaining the registered public accounting firm's independence and believes the payment of these fees would not prohibit Deloitte from maintaining its independence. In accordance with SEC rules, the lead partner overseeing the Company's engagement rotates every five years, and the Audit Committee and its Chair are directly involved in Bread Financial's selection of the lead engagement partner.

 **The Board of Directors recommends that stockholders vote FOR the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2025.**



**Proposal 3:
Ratification of the Selection
of the Independent
Registered Public
Accounting Firm**

The Audit Committee believes that, if handled properly, there are numerous benefits of a long-tenured independent registered public accounting firm relationship, including:

- higher audit quality due to Deloitte's deep understanding of our business and accounting policies and practices;

- efficient fee structures due to Deloitte's industry expertise and familiarity with us; and

- avoidance of significant costs and disruptions (including board and management time and distractions) that would be associated with retaining a new independent registered public accounting firm.

Nonetheless, the Audit Committee is also aware that a long-tenured independent registered public accounting firm may be believed by some to pose an independence risk. To address these concerns, there are robust safeguards for independence, including:

- a strong regulatory framework for independence, including limitations on non-audit services and mandatory audit partner rotation requirements for our independent registered public accounting firm;

- conducting regular private meetings separately with each of Deloitte and our management at the end of each regularly scheduled Audit Committee meeting, as appropriate;

- oversight of Deloitte that includes regular communication on and evaluation of the quality of the audit and independence of the independent registered public accounting firm;

- Deloitte's own internal independence processes and compliance reviews;

- annual assessment of Deloitte's qualifications, service quality, sufficiency of resources, quality of communications, independence, working relationship with our management, objectivity, and professional skepticism;

- interviewing and approving the selection of Deloitte's new lead engagement partner with each rotation, with a new lead engagement partner

possessing significant financial institution expertise beginning in 2021; and

- considering periodically whether to conduct a search or request for proposal process for a new independent registered public accounting firm.

During fiscal year 2024, Deloitte served as our independent registered public accounting firm and also provided certain tax and other audit-related services. See "Fees and Services" below. A representative of Deloitte is expected to be present at the 2024 virtual annual meeting of stockholders and will have an opportunity to make a statement if so desired and to answer appropriate questions from stockholders.

In connection with the audit of the 2024 consolidated financial statements, we entered into an engagement letter with Deloitte that set forth the terms by which Deloitte performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte. The Audit Committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte.

Stockholder ratification of the selection of Deloitte as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board of Directors is submitting the selection of Deloitte to stockholders for ratification. If stockholders do not ratify the selection, the Audit Committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the Audit Committee may retain Deloitte, notwithstanding the fact that stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to stockholders. Even if the selection is ratified, the Audit Committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Proposal 3:
Ratification of the Selection
of the Independent
Registered Public
Accounting Firm

Fees and Services:

The billed fees for services provided by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2023 and 2024 were as follows:

	2023	2024
Audit Fees[1]	$ 3,715,550	$ 3,640,901
Audit-Related Fees[2]	195,000	115,000
Tax Fees[3]	167,399	100,950
All Other Fees[4]	5,685	50,555
Total Fees	**$4,083,634**	**$3,907,406**

(1) Consists of fees for the audits of our consolidated financial statements for the years ended December 31, 2023 and 2024, reviews of our interim quarterly consolidated financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act. These amounts also include comfort letter procedures associated with long-term debt transactions incurred during 2023 and 2024.

(2) Consists of fees primarily related to accounting consultations and other assurance related services.

(3) Consists of fees for tax consultation and advice and tax return preparation and review.

(4) Consists of all other non-audit related fees, including annual subscription licenses.

If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are in favor of Proposal Three, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025 will be ratified. Votes marked "For" Proposal Three will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025.

Additional Information

Our Board of Directors is soliciting your proxy to vote at the 2025 annual meeting of stockholders to be held on May 13, 2025 at 9:00 a.m. Central Time and any adjournments or postponements of that meeting. The meeting will be held in a virtual format only via webcast at www.proxydocs.com/BFH to provide a safe and accessible experience for our stockholders, associates and directors.

Questions and Answers about the Proxy Process

What is the purpose of holding this meeting?

We are holding the 2025 virtual annual meeting of stockholders to:

- elect ten directors;
- hold an advisory vote on executive compensation; and
- ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025.

The director nominees have been recommended by our Nominating & Corporate Governance Committee to serve on our Board of Directors; and our Board has nominated the ten nominees and recommends that our stockholders elect them as directors. The Board also recommends that our stockholders (1) approve, on an advisory basis, the compensation of our NEOs, and (2) ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.

Why did I receive these materials?

All of our stockholders as of the close of business on March 20, 2025, the record date, are entitled to vote at our 2025 annual meeting. We are required by law to distribute the Notice of Internet Availability of Proxy Materials or a full set of proxy materials to all of our stockholders as of the record date. Our only voting securities are shares of our common stock, of which there were 48,141,920 shares outstanding as of March 20, 2025. Stockholders at the close of business on the record date may examine a list of registered stockholders as of the record date for any purpose germane to the annual meeting during the 10 days prior to the meeting, at our offices in Columbus, Ohio. If you would like to view the stockholder list, please contact our Corporate Secretary, Joseph L. Motes III, at GeneralCounsel@breadfinancial.com, to schedule an appointment.



Why did I receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?

Pursuant to SEC rules, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. Your Notice of Internet Availability of Proxy Materials or proxy card contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

We are providing those of our stockholders that have previously requested a paper copy of our proxy materials with paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials. Our proxy materials are also available on our Company website at www.breadfinancial.com.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the election of directors and other corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for election and include information about each of the proposals to be voted on at the annual meeting, as well as other information required to be disclosed to stockholders. Stockholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the virtual stockholder meeting.

By executing a proxy, you authorize the persons named in your proxies to act as your proxies to vote your shares in the manner that you specify. The proxy

voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval for proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting, virtually or by proxy. Voting by proxy ensures we obtain a quorum and complete the stockholder vote. It is important that you attend the meeting virtually or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must adjourn the meeting and solicit additional proxies, which is an expensive and time-consuming process that is not in the best interest of our Company or its stockholders.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered stockholder" and other shares through a broker, which we refer to as "beneficial stockholders," or you may own shares through more than one broker. In these situations, you

may receive multiple sets of proxy materials. You need to respond according to the instructions provided in each set of proxy materials to ensure all of the shares you own are properly represented at the annual meeting.

If I am a beneficial stockholder and own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial stockholders." In this situation, the "registered stockholder" on our stock register is the broker or its nominee. The beneficial stockholders do not appear in our stockholder register, and their ownership is often referred to as holding shares in "street name."

Therefore, for shares held in street name, distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial stockholders, and we provide the broker with the appropriate number and type of proxy materials. Each broker then forwards the appropriate proxy materials to its clients who are beneficial stockholders to obtain their votes. When you receive proxy materials from your broker, instructions will be included to submit your voting instructions to your broker. Shortly before the meeting, each broker

totals the votes and submits a proxy reflecting the aggregate votes of the beneficial stockholders for whom it holds shares. For additional information, please see "How and when do I vote?" below.

How and when do I vote?

Prior to the meeting: Whether or not you expect to attend the 2025 virtual annual meeting of stockholders, we urge you to grant your proxy to vote your shares. You may grant your proxy to vote through the Internet or by telephone by following the instructions on your proxy card or Notice of Internet Availability of Proxy Materials or, if you received a paper copy of the proxy card, by signing and dating each proxy card you received, indicating your voting preference on each proposal, and returning each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own beneficially in street name or in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, will be voted in favor of: (1) the ten director nominees; (2) the approval, on an advisory basis, of the compensation of our NEOs; and (3) the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025, all in accordance with the recommendation of our Board of Directors. If you are the beneficial stockholder of shares held in street name through a broker, trustee or nominee, you must follow that nominee's instructions to vote.

Voting shares held in the BFH Stock Fund portion of the Bread Financial 401(k) Plan: If you hold shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on Wednesday May 7, 2025 for the trustee to vote your shares. If you do not provide voting directions by that time, the shares attributable to your account will not be voted. Shares held in the Bread Financial 401(k) Plan cannot be voted during the virtual annual meeting.

During the meeting:

- **Registered Stockholders**. Whether or not you have previously submitted your proxy, you may vote your shares if you attend the virtual annual meeting.

- **Beneficial Stockholders.** In order to vote your shares at the virtual annual meeting, you will be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the virtual annual meeting.

- **Stockholders through the BFH Stock Fund portion of the Bread Financial 401(k) Plan.** You may not vote your shares during the virtual annual meeting.

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held

on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, virtually or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2025 virtual annual meeting of stockholders. Shares that are represented at the

virtual annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial stockholders or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the virtual annual meeting. If you own shares in the BFH Stock

Fund portion of the Bread Financial 401(k) Plan, your shares will not be represented at the virtual annual meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions to the trustee. The inspector of election appointed for the virtual annual meeting will determine the number of shares of our common stock present at the virtual annual meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What vote is required to approve each of the proposals being voted on?

Proposal One – Election of Directors: If a quorum is present, directors are elected by the affirmative vote of a majority of the votes cast, at the meeting or by proxy, in uncontested elections such as this one. The number of shares voted "For" a director nominee must exceed the number of votes cast "Against" that nominee. Stockholders may not cumulate their votes with respect to the election of directors. For purposes of the election of directors, "broker non-votes" and "Abstentions" will not be counted as votes cast "For" or "Against" the proposal and thus will have no effect on the outcome of the election of directors.

Proposal Two – Advisory Vote on Executive Compensation: If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are voted in favor of Proposal Two, the compensation of our NEOs will be approved on an advisory basis. Votes marked "For" Proposal Two will be counted in favor of approval, on an advisory basis, of the compensation of our NEOs. On Proposal Two "broker non-votes" will not be counted as shares entitled to vote for the proposal and thus will have no effect on the outcome of the approval, on an advisory basis, of the compensation of our NEOs. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Two.

Proposal Three – Ratification of the Selection of the Independent Registered Public Accounting Firm: If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are voted in favor of Proposal Three, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025 will be ratified. Votes marked "For" Proposal Three will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025. An "Abstention" with respect to Proposal Three will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Three.

Since Proposal Three is considered to be a "routine" proposal, as discussed below, no broker non-votes are expected on this proposal. Except as otherwise directed and except for those proxies representing shares held in the BFH Stock Fund portion of the Bread Financial 401(k) Plan for which no voting preference is indicated, proxies solicited by the Board of Directors will be voted to approve the selection by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

What is the effect of not voting?

The effect of not voting depends on how you own your shares. If you own shares as a registered stockholder, rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker as a beneficial stockholder and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected.

If I am a beneficial stockholder and do not vote, will my broker vote for me?

If you own your shares through a broker as a beneficial stockholder and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposals One and Two set forth in this proxy statement are not considered to be routine matters and brokers will not be permitted to vote unvoted shares on these two proposals. Proposal Three is a routine matter on which brokers will be permitted to vote unvoted shares.

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than an inspector of election or a non-employee tabulator of votes, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; or (5) if a stockholder has requested that their vote be disclosed.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a registered stockholder, your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 7500 Dallas Parkway, Suite 700, Plano, Texas 75024; (2) by submitting another valid proxy bearing a later date; or (3) by attending the virtual annual meeting and voting your shares during the meeting. If you are a beneficial stockholder, you may either (1) contact your broker to revoke your proxy or (2) register for, attend and vote your shares during the virtual annual meeting. Please see "Attending the Virtual Annual Meeting" below for more information. If you hold shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, you must contact the trustee to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2025 annual meeting other than the election of directors; the approval, on an advisory basis, of compensation of our NEOs; and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025, each as described in this proxy statement. **The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were properly submitted and not withdrawn.** However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered stockholder, your vote, as provided by mail, telephone, through the Internet or during the annual meeting, will be returned or delivered directly to Mediant Communications, Inc. (Mediant) for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Mediant on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use Mediant, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. We have also retained D. F. King & Co., Inc. to aid in the solicitation at a fee of approximately $13,000 plus reimbursement of out-of-pocket expenses. Our directors, officers and associates may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and associates for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals, including director nominations, for our 2026 annual meeting?

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials: If any of our stockholders intends to present a proposal for consideration at the 2026 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the Board of Directors with respect to such meeting, such proposal must be in writing and received by us not later than December 3, 2025. Proposals may be submitted by eligible stockholders and must comply with the relevant regulations of the SEC regarding stockholder proposals.

Requirements for Director Nominations to be Considered for Inclusion in the Company's Proxy Materials (Proxy Access): Our bylaws provide a proxy access right. Specifically, Section 3.5 of our bylaws permits a stockholder, or a group of up to 20 stockholders, owning continuously for at least 3 years shares of our Company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no sooner than November 3, 2025 and no later than December 3, 2025. Any such notice must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 13, 2026.

Requirements for Stockholder Proposals or Director Nominations to Be Presented at the 2026 Annual Meeting: If any of our stockholders intends to present a proposal for consideration at the 2026 annual meeting without inclusion in the proxy statement and form of proxy, notice of such proposal must be in writing and received by our Corporate Secretary no sooner than November 3, 2025 and no later than December 3, 2025.

If any of our stockholders intends to nominate a director for consideration at the 2026 annual meeting without inclusion in the proxy statement and form of proxy, the stockholder must comply with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. In accordance with Section 3.4 of our bylaws, for consideration at our 2026 annual meeting, notice of such nomination must be in writing and received by our Corporate Secretary no sooner than December 12, 2025 and no later than January 13, 2026.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

How can I request a full set of proxy materials?

You may request, without charge, a full set of our proxy materials, including our annual report on Form 10-K for the year ended December 31, 2024, for one year following the annual meeting of stockholders. If you are a beneficial stockholder and a broker or other nominee holds your shares of record, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received. If you are a registered stockholder or if you own shares through the BFH Stock Fund portion of the Bread Financial 401(k) Plan, you may request, without charge, a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received or by written request directed to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 7500 Dallas Parkway, Suite 700, Plano, Texas 75024.

Attending the Virtual Annual Meeting

The 2025 Annual Meeting of Stockholders will be held in a virtual format only via webcast to provide a safe and accessible experience for our stockholders, associates and directors. Our goal for the virtual annual meeting is to enable the largest number of stockholders to participate in the meeting, while providing substantially the same access and possibilities for exchange with the Board and our senior management as an in-person meeting.

How to Access, Vote and Participate in the Virtual Annual Meeting for All Stockholders

- Visit the annual meeting website at **www.proxydocs.com/BFH**;

- Register to attend the virtual annual meeting by entering the **control number** included on your Notice of Internet Availability of Proxy Materials, on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials;

- Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access and attend the virtual annual meeting.

The virtual annual meeting will begin promptly at 9:00 a.m. Central Time. If you have registered to attend the virtual annual meeting, you may begin to log in 15 minutes prior to the start time, using the unique link provided to you in the registration email you received.

We encourage you to access the meeting prior to the start time to provide ample time for the check in.

Technicians will be ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the virtual annual meeting, you may call the technical support number that will be posted in the registration email you received.

Registered stockholders who access the virtual annual meeting using their control number may vote their shares during the virtual annual meeting. Beneficial stockholders who have obtained a legal proxy from their broker, bank or other nominee and submitted a copy in advance of the meeting may also vote their shares during the virtual annual meeting, but shares held in the Bread Financial 401(k) Plan cannot be voted during the meeting.

How Stockholders Can Submit Questions for the Virtual Annual Meeting

Stockholders will have the opportunity to submit questions in advance of and during the annual meeting.

- **In advance of the annual meeting.** Stockholders may submit questions in advance of the virtual annual meeting by emailing the question and proof of ownership to investorrelations@breadfinancial.com. The deadline to submit questions in advance is 5:00 p.m. Central Time on May 12, 2025. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form; (ii) your Computershare account statement or bank or brokerage account statement indicating your ownership of our common stock as of the record date, March 20, 2025; or (iii) the Notice Regarding the Availability of Proxy Materials.

- **During the annual meeting.** Stockholders may submit questions during the virtual annual meeting by accessing the annual meeting website as described above. Everyone will have the opportunity to attend the virtual annual meeting. Those who attend the virtual annual meeting as a guest, however, will not be able to submit questions during the meeting.

Questions submitted that are pertinent to the Company and the items being voted on by stockholders during the annual meeting will be read aloud and answered, as time permits and in accordance with meeting procedures and the Rules of Conduct for the Annual Meeting. Questions regarding personal matters, including those related to employment, product or service issues, or related to strategic transactions are not pertinent to meeting matters and, therefore, will not be answered. Substantially similar questions will be grouped, summarized and answered together due to time constraints. Our investor relations or General Counsel's office will respond to other questions not answered during the annual meeting, as appropriate.

Incorporation by Reference

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation & Human Capital Committee Report" and "Audit Committee Report" shall not be incorporated into any such filings nor shall such information be deemed "filed," except to the extent that the Company specifically incorporates such information by reference therein. Further, all information provided under the "Pay Versus Performance" heading included elsewhere in this proxy statement will not be deemed to be incorporated by reference in any filing by us under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. In addition, the website addresses contained in this proxy statement are intended to provide inactive, textual references only. The information on these websites, as well as in any other report or document referenced herein, is not part of and is not incorporated by reference into this proxy statement.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and certain officers, as well as persons who own more than 10 percent of our common stock, to file with the SEC initial reports of beneficial ownership on Form 3 and reports of subsequent changes in beneficial ownership on Form 4 or Form 5. Based solely on the review of Forms 3 and 4 and amendments thereto furnished to the Company during 2024, including those reports filed on behalf of our directors and Section 16 officers pursuant to powers of attorney, no person subject to Section 16 of the Securities Exchange Act of 1934, as amended, failed to file on a timely basis during 2024.

Householding of Annual Meeting Materials

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one Notice of Internet Availability of Proxy Materials or annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented and will send one copy of either our Notice of Internet Availability of Proxy Materials or of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt.

IN ANY EVENT, IF YOU DID NOT RECEIVE AN INDIVIDUAL COPY OF THIS PROXY STATEMENT OR OUR ANNUAL REPORT, WE WILL PROMPTLY SEND A COPY UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE. REQUESTS SHOULD BE DIRECTED TO JOSEPH L. MOTES III, CORPORATE SECRETARY, BREAD FINANCIAL HOLDINGS, INC., 7500 DALLAS PARKWAY, SUITE 700, PLANO, TEXAS 75024 OR (214) 494-3000.

Other Matters

Our Board of Directors knows of no matters that are likely to be presented for action at the 2025 annual meeting other than the election of directors; the advisory vote on executive compensation; and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2025, each as previously described. If any other matter properly comes before the 2025 annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

Forward-Looking Statements

Certain statements in this proxy statement may constitute forward-looking statements, which involve a number of risks and uncertainties that are difficult to predict and, in many cases, beyond our control. Accordingly, our actual results could differ materially from the projections, anticipated results or other expectations expressed in this proxy statement, and no assurances can be given that our expectations will prove to have been correct. Factors that could cause the outcomes to differ materially include, but are not limited to, those listed from time to time in reports that we file with the Securities and Exchange Commission, including, but not limited to, our Annual Report on the Form 10-K for the year ended December 31, 2024.

This proxy statement also contains statements regarding sustainability-related commitments, goals and metrics. Such statements are not guarantees or promises that such metrics, goals or commitments will be met and are based on current strategy, assumptions, estimates, methodologies, standards and currently available data, which continue to evolve and develop.

Appendix A
Non-GAAP Financial Measures Reconciliation

We prepare our audited Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (GAAP). However, certain information included herein constitutes non-GAAP financial measures. Our calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies. In particular:

- Pretax pre-provision earnings (PPNR) represents Income from continuing operations before income taxes and the Provision for credit losses. We use PPNR as a metric to evaluate our results of operations before income taxes, excluding the volatility that can occur within Provision for credit losses.

- Return on average tangible common equity (ROTCE) represents annualized Income from continuing operations divided by average Tangible common equity. Tangible common equity (TCE) represents Total stockholders' equity reduced by Goodwill and intangible assets, net. We use ROTCE as a metric to evaluate the Company's performance.

- Tangible common equity over Tangible assets (TCE/TA) represents TCE divided by Tangible assets (TA), which is Total assets reduced by Goodwill and intangible assets, net. We use TCE/TA as a metric to evaluate the Company's capital adequacy and estimate its ability to absorb losses.

- Tangible book value per common share represents TCE divided by shares outstanding. We use Tangible book value per common share, a metric used across the industry, to estimate liquidation value.

We believe the use of these Non-GAAP financial measures provide additional clarity in understanding our results of operations and trends.

Below is a reconciliation of the Non-GAAP metrics to the most directly comparable GAAP measure for the periods indicated:

		Years Ended December 31,	
	2024	**2023**	**2022**
(Millions)			
Pretax pre-provision earnings (PPNR)			
Income from continuing operations before income taxes	$ 381	$ 968	$ 300
Provision for credit losses	1,397	1,229	1,594
Pretax pre-provision earnings (PPNR)	1,778	2,197	1,894
Average tangible common equity			
Average total stockholders' equity	3,214	2,722	2,286
Less: Average goodwill and intangible assets, net	(753)	(780)	(716)
Average tangible common equity	2,461	1,942	1,570
Tangible common equity (TCE)			
Total stockholders' equity	3,051	2,918	2,265
Less: Goodwill and intangible assets, net	(746)	(762)	(799)
Tangible common equity (TCE)	2,305	2,156	1,466
Tangible assets (TA)			
Total assets	22,891	23,141	25,407
Less: Goodwill and intangible assets, net	(746)	(762)	(799)
Tangible assets (TA)	$22,145	$22,379	$24,608

Bread Financial

3095 Loyalty Circle
Columbus, Ohio 43219

614.729.4000
www.breadfinancial.com

